  As filed with the Securities and Exchange Commission on September 28, 2001


================================================================================

                                                    1933 Act File No.  333-85439

                                                    1940 Act File No.  811-09553


                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form N-2

                       (Check appropriate box or boxes)


[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-Effective Amendment No.
                                 -------

[X]  Post-Effective Amendment No.   2

                                  -------
          and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY   ACT OF 1940

[X]  Amendment No. 4



                           Nuveen Floating Rate Fund
        (Exact Name of Registrant as Specified in Declaration of Trust)
                333 West Wacker Drive, Chicago, Illinois 60606
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
                                (312) 917-7700
             (Registrant's Telephone Number, including Area Code)


                             Gifford R. Zimmerman
                         Vice President and Secretary
                             333 West Wacker Drive
                            Chicago, Illinois 60606
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

                         Copies of Communications to:

                               Eric F. Fess
                               Chapman & Cutler
                                 111 W. Monroe
                            Chicago, Illinois 60603

                              September 30, 2001
                (Approximate Date of Proposed Public Offering)


                             --------------------

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

     It is proposed that this filing will become effective (check applicable box)


     [_] when declared effective pursuant to Section 8(c), or as follows:

     (the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act of
1933)


     [_] immediately upon filing pursuant to paragraph (b) of Rule 486


     [X] on September 30, 2001 pursuant to paragraph (b) of Rule 486


     [_] 60 days after filing pursuant to paragraph (a) of Rule 486

     [_] on (date) pursuant to paragraph (a) of Rule 486


     If appropriate, check the following box:

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


     [_] This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is ________.

     This Registration Statement includes a combined Prospectus pursuant to Rule 429 of the Securities Act of 1933 which relates to the following earlier Registration Statements filed by the Registrant:

     (1) Pre-effective Amendment No. 2 to the Registrant's Registration Statement filed on Form N-2 filed on October 27, 1999, which registered 12,500,000 Class A shares, 12,500,000 Class B shares, 12,500,000 Class C shares and 12,500,000 Class R shares, each being shares of beneficial interest having a par value of $0.01 per share (file no. 333-85439).

     (2)  Post-effective Amendment No. 1 to the Registrant's
          Registration Statement filed on Form N-2 filed on September 28, 2000 (file no. 333-85439).



     Pursuant to Rule 429 under the Securities Act, this Registration Statement carries forward the 12,500,000 Class A shares, 12,500,000 Class B shares, 12,500,000 Class C shares and 12,500,000 Class R shares of beneficial interest, par value $0.01 per share, of the Registrant that were previously registered, for which an aggregate of $34,750, $34,750, $34,750 and $34,750 of registration fees were paid to register shares of the respective classes. As of September 21, 2001, 11,830,290 Class A shares, 8,938,260 Class B shares, 1,415,763 Class C shares and 10,743,807 Class R shares of the previously registered shares were not yet sold. Such shares are hereby carried forward with this Registration Statement. The registration fees previously paid for such shares amounted to $32,888, $24,848, $3,935, and $29,867 for Class A, Class B, Class C and Class R shares, respectively.

                             --------------------

================================================================================

                                    FS 1-1

                                   CONTENTS

                                      OF

                        POST-EFFECTIVE AMENDMENT NO. 2


This Post-Effective Amendment to the Registration Statement comprises the following papers and contents:

              The Facing Sheet

              Part A--Prospectus for the Nuveen Floating Rate Fund (the "Fund")

              Part B--Statement of Additional Information for the Fund; --copy of Annual Report to Shareholders (the Financial Statements from which are incorporated by reference into the Statement of Additional Information)

              Part C--Other Information

              Signatures

              Index to Exhibits

              Exhibits

                                                                       [LOGO]
                                                            N U V E E N
                                                                  Investments
--------------------------------------------------------------------------------

Floating Rate
Fund
                                ------------------------------------------------
                                |
                                |    PROSPECTUS SEPTEMBER 30, 2001
                                |
--------------------------------------------------------------------------------

Attractive income and potential for capital preservation from a portfolio of carefully researched senior bank loans.


[LOGOS]

                                  INVEST WELL

                    LOOK AHEAD

                                           LEAVE YOUR MARK



                                   The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Contents

 2   Summary

 7   Fund Expenses

 8   Financial Highlights

 9   The Fund's Investments

16   Risks

20   Purchase of Shares

23   How to Sell Shares

26   Net Asset Value

27   Special Services

28   Description of the Fund

29   Management of the Fund

30   Distributions

30   Tax Matters

31   Legal Matters
--   -------------
32   Table of Contents of the Statement of Additional Information

NUVEEN FLOATING RATE FUND

  Nuveen Floating Rate Fund is a non-diversified, closed-end management investment company that is continuously offered. The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective primarily by investing in senior secured loans whose interest rates float or adjust periodically based upon a benchmark interest rate index. The Fund has four classes of shares: Class A shares, Class B shares, Class C shares and Class R shares. Please see "Purchase of Shares." As a Massachusetts business trust, the Fund is authorized to issue an unlimited number of shares of each class and to date has registered 12,560,000 Class A shares, 14,240,000 Class B shares, 16,640,000 Class C shares and 12,560,000 Class R shares, including shares registered with this Prospectus.


  Investing in Fund shares involves certain risks and special considerations, including the possible loss of some or all of your investment, risks associated with investing in securities that are rated below investment grade credit quality, and risks associated with the Fund's use of borrowing. See "Risks" beginning on page 16. The Fund may periodically borrow money (either directly from banks or by issuing debt), and will invest the proceeds in senior loans. The Fund may borrow money as a cash management tool or for the purpose of creating financial leverage.


  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  You should read this prospectus and retain it for future reference. This prospectus summarizes the information about the Fund that a prospective investor ought to know before investing. A Statement of Additional Information ("SAI") dated September 30, 2001 containing additional information about the Fund has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. A copy of the SAI (the table of contents of which appears on page 32 of this prospectus) may be obtained without charge by contacting the Fund toll-free at 800-257-8787. The SAI and other information about the Fund are also available at the SEC's website (www.sec.gov).



            PRICE TO PUBLIC (1)    SALES CHARGE (2)   PROCEEDS TO FUND (4)
         ------------------------- ---------------- -------------------------
         Per Share (1)  Total (3)                   Per Share (1)  Total (3)
Class A
 share
 (5)         $9.29     $   557,400       None           $9.29     $   557,400
Class B
 share       $9.29     $16,164,600       None           $9.29     $16,164,600
Class C
 share       $9.29     $38,460,600       None           $9.29     $38,460,600
Class R
 share
 (6)         $9.28     $   556,800       None           $9.28     $   556,800

--------

(1) The shares are offered at net asset value, which on September 26, 2001 were $9.29, $9.29, $9.29 and $9.28 per share for Class A, Class B, Class C and Class R, respectively.


(2) Class B and C shares are subject to an early withdrawal charge (an "EWC"), a distribution fee, and a service fee. Nuveen Investments will pay all sales commissions to authorized dealers from its own assets. Class R shares are not subject to any distribution fee, service fee, initial sales charge or EWC.

(3) Assumes the sale of all additional shares registered with this Prospectus at the net asset value for the applicable class of shares on September 26, 2001. The Fund is registering with this Prospectus the following number of additional shares: 60,000 Class A shares; 1,740,000 Class B shares; 4,140,000 Class C shares; and 60,000 Class R shares.


(4) The estimated proceeds of the offering of the additional shares registered by the Fund with this Prospectus are subject to the expenses of the offering, including the federal and state registration fees, estimated to be $750, $21,750, $51,750 and $750 for the Class A, Class B, Class C and Class R shares, respectively, subject to any reimbursement by the Adviser.


(5) Class A shares are available only upon conversion of Class B shares, through an exchange of Class A shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio or under certain other limited circumstances. Class A shares are subject to a service fee.


(6) Class R shares are sold only to certain eligible investors.


  The Fund's investment adviser is Nuveen Senior Loan Asset Management Inc. (the "Adviser").

  To provide shareholders with liquidity, once a quarter the Fund offers to repurchase up to a stated percentage (from 5% to 25%) of its shares at net asset value. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the repurchase request deadline, and will distribute payment to shareholders on or before the repurchase payment deadline which will be no later than seven calendar days after the pricing date. See "How to Sell Shares" for additional information.

Shares of the Fund

 . are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and

 . are not federally insured by the federal deposit insurance corporation, the federal reserve board or any other government agency.

            THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 2001

                                    SUMMARY

  The following provides a summary of the more detailed description of the Fund contained later in this prospectus.

The Fund................ Nuveen Floating Rate Fund (the "Fund") is a
                         continuously-offered, non-diversified, closed-end management investment company organized as a Massachusetts business trust.

Investment Objective.... To seek a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

Primary Investment       The Fund seeks to achieve its investment
 Strategy .............. objective primarily by investing in senior secured loans whose interest rates adjust periodically based on a benchmark, such as the prime rate offered by one or more major United
                         States banks, or the London Inter-Bank Offered
                         Rate (known as "LIBOR").

Continuous Offering..... The Fund offers its shares continuously at a price equal to the net asset value per share. The Fund's minimum initial investment is $3,000 ($1,000 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to waive any minimum investment requirements and to refuse any purchase order. The Fund's shares are not listed for trading on any securities exchange and the Fund does not intend to list them.

General Investment       Under normal circumstances, the Fund will invest
 Guidelines............. at least 80% of its total assets in adjustable rate, U.S. dollar-denominated senior loans
                         ("Senior Loans") that are secured. Senior Loans are made by banks, other financial institutions
                         (such as the Fund), and other investors
                         ("Lenders"), to corporations, partnerships, limited liability companies and other entities
                         ("Borrowers") to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.
                         Senior Loans generally are not subordinate to other significant claims on a Borrower's assets.
                         See "The Fund's Investments."

                         The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States.

                         In addition, the Fund may invest up to 20% of its total assets, in any combination of:

                             . Senior Loans which are not secured by any collateral;

                             . other income producing securities such as investment and non-investment grade corporate debt securities, high quality, short-term debt securities with remaining maturities of one year or less and U.S. government securities; and

                             . equity securities and warrants acquired in connection with the Fund's investments in Senior Loans.

                         The Fund may also engage in lending of its securities, repurchase agreements, reverse repurchase agreements and, for hedging and risk management purposes, certain derivative transactions. See "Risks."

Borrowing and Leverage.. The Fund generally holds a portion of its portfolio in cash or short-term cash equivalents as a result of anticipated Senior Loan funding needs, the prepayment of Senior Loans and in order to meet share repurchases. Consequently, under normal market conditions the Fund's earnings per share are lower than if the Fund were fully invested in Senior Loans. To offset this reduction of earnings, the Fund may periodically borrow money (either directly from banks or by issuing debt), and will invest the proceeds in Senior Loans. To the extent that these additional Senior Loan investments effectively "offset" the short-term cash equivalents, the borrowing serves as a cash management tool that will enable the Fund to effectively be fully invested in Senior Loans. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing. There is no assurance that the Fund's use of financial leverage will be successful.

                         The Fund will limit any borrowing (or debt issuance) for either cash management or financial leverage purposes to approximately 10% of its net assets.

Repurchase Offers....... As a matter of fundamental policy, once a quarter, the Fund offers to repurchase up to a stated percentage (from 5% to 25%) of its shares at net asset value. Under normal market conditions, the Fund expects this percentage to be 10%.

Investment Adviser...... Nuveen Senior Loan Asset Management Inc. (the
                         "Adviser") is the Fund's investment adviser. The Adviser is a wholly owned subsidiary of The John Nuveen Company.

Distributor............. Nuveen Investments ("Nuveen") is the Fund's
                         distributor. Nuveen also is a wholly owned subsidiary of The John Nuveen Company.

Distributions........... Income dividends normally are declared daily and paid monthly. Distributions of net realized capital gains normally are made annually in December. Income dividends and capital gains automatically are reinvested in additional shares unless an investor elects to receive cash.

Risks................... Borrower Credit Risk. Investment in the Fund
                         involves the risk that Borrowers under Senior Loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a decrease in the net asset value of the Fund. Although Senior Loans in which the Fund invests may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. See "The Fund's Investments."

                         Senior Loans. Senior Loans in which the Fund invests:

                             . generally are of below investment grade credit
                               quality;

                             . may be unrated at the time of investment;

                             . generally are not registered with the SEC or any
                               state securities commission; and

                             . generally are not listed on any securities
                               exchange.

                         The Fund generally has access to financial and other information made available to commercial banks or other financial institutions ("Lenders") in connection with Senior Loans. The amount of public information available on Senior Loans generally is less extensive than that available for other types of assets. As a result, the Fund is more dependant on the analytical abilities of the Adviser.

                         High-Yield/High Risk Securities. The Fund may invest up to 100% of its assets in Senior Loans and other securities that are rated below investment grade or are unrated but determined by the Adviser to be below investment grade quality. Securities that are below investment grade quality are commonly referred to as "junk bonds." The purchase of these securities exposes the Fund to financial, market and interest-rate risks and greater credit risks than the purchase of higher quality securities, particularly in response to economic downturns. These investments are also likely to result in increased fluctuation in the Fund's net asset value.

                         Participations. The Fund may acquire from a Lender a portion of the Lender's rights under a loan agreement. This is commonly referred to as purchasing a "Participation" in a Senior Loan. The Fund does not currently intend to invest more than 20% of its total assets in Participations. Under a Participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment (as defined below). In a Participation, the Fund typically has a contractual relationship with the Lender selling the Participation, but not with the Borrower. If the Lender selling the Participation becomes insolvent, the Fund may be treated as a general creditor of the Lender, and may not have any exclusive or senior claim with respect to the Lender's interest in, or the collateral with respect to, the Senior Loan. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. See "The Fund's Investments."

                         Interest Rate Fluctuations. When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Adviser expects the Fund's policy of acquiring primarily interests in floating rate Senior Loans to minimize fluctuations in net asset value resulting from changes in interest rates. However, because floating or adjustable rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund's net asset value.

                             . Income Risk. The Fund invests primarily in
                               Senior Loans whose interest rates reset
                               frequently. If market interest rates fall, Senior Loan interest rates will be reset at lower levels, reducing the Fund's income and, in turn, dividends paid to shareholders.

                             . Net Asset Value Fluctuations. Senior Loans are
                               relatively illiquid and are generally more difficult to value than liquid securities. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished by one or more independent third-party pricing services. If a pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting as such for the Fund, a value will be determined by the Adviser.

                              To the extent that an active trading market in Senior Loans develops to a reliable degree, a pricing service provider may rely to a greater degree on market prices and quotations in valuing Senior Loans. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans and increased fluctuations in the Fund's net asset value.

                         Portfolio Liquidity. No reliable, active trading market currently exists for many of the Senior Loans in which the Fund will invest, although a secondary market for certain Senior Loans has developed over the past several years. Senior Loans are thus relatively illiquid. Liquidity relates to the ability of the Fund to sell an investment in a timely manner at a price approximately equal to its value on the Fund's books. The illiquidity of Senior Loans may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets, and the Fund may suffer capital losses as a result.

                         Investment in Foreign Borrowers. The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States. Although their Senior Loans are denominated in U.S. dollars, these Borrowers may have significant non-U.S. dollar revenues. Investment in foreign Borrowers involves special risks, including that foreign Borrowers may be subject to:

                             . less rigorous regulatory, accounting and
                               reporting requirements than U.S. Borrowers;

                             . differing legal systems and laws relating to
                               creditors' rights;

                             . the potential inability to enforce legal
                               judgments;

                             . economic adversity that would result if the
                               value of the Borrower's non-U.S. denominated revenues and assets were to fall (in U.S. dollar terms) because of fluctuations in currency values; and

                             . the potential for political, social and economic
                               adversity in the foreign Borrower's country.

                         Warrants, Equity Securities and Junior Debt.
                         Investments in warrants, equity and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans.

                         Borrowing and Leverage. The Fund may create financial leverage by borrowing or issuing debt. The Fund will limit any borrowing or debt issuance to approximately 10% of its net assets. The rights of any of the Fund's lenders or creditors to receive interest and principal payments will be senior to those of the holders of the Fund's shares. The Fund may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Any such borrowing or debt issuance is a speculative technique that will increase the Fund's net asset value fluctuation.

                         Non-Diversification. Because the Fund is classified as "non-diversified" under the 1940 Act it can invest a greater portion of its assets in obligations of a single Borrower or issuer. As a result, the Fund will be more susceptible than a more widely diversified fund to any single corporate, economic, political or regulatory occurrence. The Fund does not intend to invest, however, more than 10% of the value of its assets in interests in Senior Loans of a single Borrower. See "The Fund's Investments." In addition, the Fund must satisfy certain asset diversification rules in order to qualify as a regulated investment company for federal income tax purposes.

                         Fund Share Liquidity Risk. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund's shares are not listed for trading on any securities exchange and the Fund does not intend to list them. There is no secondary trading market for Fund shares. As a result, the Fund's shares are not readily marketable. Class B and C shareholders who tender Fund shares held for less than five years and one year, respectively, normally will pay an early withdrawal charge. See "Purchase of Shares." The Fund will provide shareholders with limited liquidity through a quarterly offer to repurchase its shares. If more shares are tendered than the amount of the repurchase offer, the repurchases will be pro-rated. There is no guarantee that a shareholder will be able to sell the desired number of shares. See "How to Sell Shares."

                                 FUND EXPENSES

  The following table is intended to assist prospective investors in understanding the various costs and expenses associated with investing in shares of the Fund.

                     SHAREHOLDER TRANSACTION EXPENSES (1)


                                           Class A Class B   Class C   Class R(2)
                                           ------- -------   -------   ----------
Maximum Initial Sales Charge (Load)
 Imposed on Purchases (as a percentage of
 offering price)..........................  NONE      NONE      NONE       NONE
Maximum Sales Charge on Reinvested
 Dividends................................    NONE    NONE      NONE       NONE
Maximum Early Withdrawal Charge (Load)....    NONE  3.0%(3)   1.0%(4)      NONE
Exchange Fee..............................    NONE    NONE      NONE       NONE

        ANNUAL EXPENSES (5) (as a percentage of average net assets)(6)

Management Fees (7).......................  0.75%   0.75%     0.75%      0.75%
Service Fee...............................  0.25%   0.25%     0.25%        NONE
Distribution Fee..........................    NONE  0.75%     0.75%        NONE
Other Operating Expenses..................  0.91%   0.74%     0.87%      1.20%
                                           ------- -------   -------    -------
Total Operating Expenses--Gross +.........  1.91%   2.49%     2.62%      1.95%
+ Expense Reimbursement................... (0.52%) (0.47%)   (0.50%)    (0.70%)
                                           ------- -------   -------    -------
Total Operating Expenses--Net.............  1.39%   2.02%     2.12%      1.25%


Net expenses reflect a voluntary expense limitation by the Adviser, which may be modified or discontinued without notice at the Adviser's discretion.
-------
(1) Broker-dealers and other firms that have entered into dealer agreements with Nuveen ("Authorized Dealers") may charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.
(2) Class R shares are sold only to certain eligible investors. For more detail, see "Purchase of Shares."
(3) The EWC on Class B shares is 3.0% if redeemed within the first year after purchase, 2.5% during the second year, 2.0% during the third year, 1.5% during the fourth year and 1.0% during the fifth year. There is no EWC on Class B shares thereafter.
(4) The EWC on Class C shares is 1.0% if redeemed within the first year of purchase.
(5) Long-term holders of Class B and Class C shares may pay more in distribution fees and EWCs than the economic equivalent of the maximum initial sales charge permitted under the National Association of Securities Dealers Conduct Rules.

(6) The Fund did not borrow money during its last fiscal year, but has the ability to do so as described in this prospectus. Figures below assume the Fund borrows or issues debt in an amount representing 10% of the Fund's total assets (including the proceeds of such borrowing or debt) at a combined interest rate of 3.95% which is based on the Fund's estimate of current market conditions.



                                                 Class A Class B Class C Class R
                                                 ------- ------- ------- -------
   Management Fees..............................  0.83%   0.83%   0.83%   0.83%
   Service Fee..................................  0.25%   0.25%   0.25%     NONE
   Distribution Fee.............................    NONE  0.75%   0.75%     NONE
   Interest Payments on Borrowed Funds..........  0.44%   0.44%   0.44%   0.44%
   Other Operating Expenses.....................  0.95%   0.78%   0.91%   1.24%
                                                 ------- ------- ------- -------
   Total Operating Expenses--Gross++............  2.47%   3.05%   3.18%   2.51%
   ++ Expense Reimbursement .................... (0.52%) (0.47%) (0.50%) (0.70%)
                                                 ------- ------- ------- -------
   Total Operating Expenses--Net................  1.95%   2.58%   2.68%   1.81%

(7) Pursuant to an Investment Management Agreement with the Fund, the Adviser is entitled to receive an investment management fee of .75% of the average daily managed assets of the Fund (including any borrowed funds), with graduated fee reductions based on increased asset levels. See "Management of the Fund."

The purpose of the table above is to help you understand all fees and expenses that you, as a shareholder, would bear directly or indirectly. The expenses shown in the table are based on amounts for the Fund's fiscal year ended May 31, 2001. See "Management of the Fund."

  The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then either you elect to have the Fund repurchase or not repurchase your shares at the end of the period. The Fund did not borrow money during its last fiscal year and the example does not assume the expenses an investor would pay if the Fund was leveraged. The example assumes that your investment has a 5% return each year and that the Fund's gross operating expenses remain the same. The example should not be considered a representation of future expenses. Your actual costs may be higher or lower.


                                             Repurchase         No Repurchase
                                         ------------------- -------------------
Share Class*                              A    B    C    R    A    B    C    R
------------                             ---- ---- ---- ---- ---- ---- ---- ----
1 Year.................................. $ 19 $ 50 $ 27 $ 20 $ 19 $ 25 $ 27 $ 20
3 Years................................. $ 60 $ 93 $ 81 $ 61 $ 60 $ 78 $ 81 $ 61
5 Years................................. $103 $133 $139 $105 $103 $133 $139 $105
10 Years................................ $223 $255 $295 $227 $223 $255 $295 $227

-------

   *In the event that the Fund does utilize leverage representing 10% of total assets, an investor would pay the following expenses based on the assumptions in the example.

                                             Repurchase         No Repurchase
                                         ------------------- -------------------
   Share Class                            A    B    C    R    A    B    C    R
   -----------                           ---- ---- ---- ---- ---- ---- ---- ----
   1 Year............................... $ 25 $ 55 $ 32 $ 25 $ 25 $ 31 $ 32 $ 25
   3 Years.............................. $ 77 $110 $ 98 $ 78 $ 77 $ 94 $ 98 $ 78
   5 Years.............................. $132 $160 $166 $134 $132 $160 $166 $134
   10 Years............................. $281 $311 $348 $285 $281 $311 $348 $285



                              FINANCIAL HIGHLIGHTS

  The financial highlights table is intended to help you understand the Fund's financial performance. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by KPMG LLP, whose report, along with the Fund's financial statements, are included in the SAI and annual report, which is available upon request.


  Selected data for a share outstanding throughout the period November 29, 1999 (commencement of operations) through May 31, 2001:


Class (Inception Date)


                            Investment Operations    Less Distributions
                            ---------------------    ------------------
                                                       From
                                          Net        and In
                                    Realized/        Excess
                                   Unrealized            of
                 Beginning     Net    Invest-           Net                Ending
                       Net Invest-       ment       Invest-                   Net  Total
Year Ended May       Asset    ment       Gain          ment Capital         Asset Return
31,                  Value  Income     (Loss) Total  Income   Gains Total   Value    (a)
----------------------------------------------------------------------------------------
Class A (11/99)
     2001         $10.00    $.84     $(.42)   $.42   $(.87)  $--    $(.87) $ 9.55  4.23%
    2000(c)        10.00     .40       --      .40    (.40)   --     (.40)  10.00  4.03
Class B (11/99)
     2001          10.00     .77      (.42)    .35    (.80)   --     (.80)   9.55  3.54
    2000(c)        10.00     .37      (.01)    .36    (.36)   --     (.36)  10.00  3.69
Class C (11/99)
     2001          10.00     .76      (.42)    .34    (.79)   --     (.79)   9.55  3.42
    2000(c)        10.00     .36       --      .36    (.36)   --     (.36)  10.00  3.62
Class R (11/99)
     2001          10.00     .88      (.46)    .42    (.89)   --     (.89)   9.53  4.27
    2000(c)        10.00     .39       .02     .41    (.41)   --     (.41)  10.00  4.15
----------------------------------------------------------------------------------------
                                 Ratios/Supplemental Data
                 ---------------------------------------------------------
                          Before Reimburse-   After Reimburse-
                            ment/Waivers      ment/Waivers (b)
                         ------------------- -------------------
                         Ratio of   Ratio of Ratio of   Ratio of
                         Expenses        Net Expenses        Net
                  Ending       to Investment       to Investment
                     Net  Average  Income to  Average  Income to Portfolio
Year Ended May    Assets      Net    Average      Net    Average  Turnover
31,                (000)   Assets Net Assets   Assets Net Assets      Rate
----------------------------------------------------------------------------------------
Class A (11/99)
     2001        $ 5,353   1.91%     7.99%     1.39%     8.51%       62%
    2000(c)        2,221   3.14*     5.66*      .95*     7.85*        6
Class B (11/99)
     2001         30,964   2.49      7.32      2.02      7.80        62
    2000(c)       10,489   3.72*     5.16*     1.60*     7.28*        6
Class C (11/99)
     2001         95,891   2.62      7.22      2.12      7.72        62
    2000(c)       39,341   3.90*     4.92*     1.70*     7.12*        6
Class R (11/99)
     2001          2,098   1.95      8.16      1.25      8.87        62
    2000(c)       16,532   3.53*     4.85*      .70*     7.68*        6
----------------------------------------------------------------------------------------

* Annualized.
(a) Total returns are calculated on net asset value and are not annualized.
(b) After expense reimbursement and waivers from the investment adviser, where applicable.

(c) For the period November 29, 1999 (commencement of operations) through May 31, 2000.

                             THE FUND'S INVESTMENTS

Investment Objective and Policies

  The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund's investment objective is a fundamental policy of the Fund, meaning that it may be changed only by a vote of a majority of the shareholders of the Fund. See "Description of the Fund-- Fundamental and Non-Fundamental Policies of the Fund." The Fund invests primarily in adjustable-rate, U.S. dollar-denominated, secured Senior Loans. Investment in such adjustable rate instruments is expected to minimize changes in the underlying principal value of the Senior Loans, and therefore the Fund's net asset value, resulting from changes in market interest rates. The Fund's net asset value may, however, fluctuate for other reasons. See "Risks."

  The Borrowers of Senior Loans operate in a variety of industries and geographical regions. The Fund provides individual investors with access to a market normally accessible only to financial institutions and larger corporate or institutional investors. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund including the risks associated with the Fund's use of borrowing and leverage. See "Risks."

  Under normal circumstances, the Fund invests at least 80% of its total assets in adjustable rate, U.S. dollar-denominated, secured Senior Loans. The Fund may invest up to 20% of its total assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States. The Fund also may invest up to 20% of its total assets, in the aggregate, in:

  . Senior Loans which are not secured by any collateral;

  . other income producing securities such as investment and non-investment grade corporate debt securities, high quality, short-term debt securities with remaining maturities of one year or less and U.S. government securities; and

  . equity securities and warrants acquired in connection with the Fund's investments in Senior Loans.

  If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash, cash equivalents and high quality, short-term debt securities.

Certain Characteristics of Senior Loans

  General Description. Senior Loans generally are negotiated between a Borrower and the Lenders represented by one or more Lenders acting as agent ("Agent") of all the Lenders. The Agent is responsible for negotiating the loan agreement ("Loan Agreement") that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

  Rates of Interest. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is:

  . the London Inter-Bank Offered Rate ("LIBOR");

  . the prime rate offered by one or more major United States banks (the
    "Prime Rate"); or

  . the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders.

  LIBOR, as provided for in Loan Agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate. The CD rate, as provided for in Loan Agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

  Interest rates on Senior Loans may adjust daily, monthly, quarterly, semi-annually or annually. The Fund will not invest more than 10% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund's portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loans. See "Risks--Investment Practices and Special Risks."

  As short term interest rates rise, the Fund's income should increase. As short term interest rates decline, the Fund's income should decrease. The amount of time before the Fund experiences the effects of changing short-term interest rates will depend on the time until the next interest rate adjustment on each Senior Loan in the Fund's portfolio.

  Maturity. The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of the Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio at any given time will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that reinvestment by the Fund in Senior Loans after prepayment generally should not result in a significant reduction in the interest payable to the Fund.

  Protective Provisions of Senior Loans. Senior Loans generally have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets.

  Senior Loans generally are secured by specific collateral, which may include guarantees. In order to borrow money pursuant to collateralized Senior Loans, a Borrower will frequently, for the term of the Senior Loan, pledge as collateral assets such as trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees or other credit support by and/or securities of affiliates of the Borrowers. In certain instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. The Fund may invest in Senior Loans which are not secured by any collateral, subject to the limitations set forth under "The Fund's Investments--Investment Objective and Policies." Senior Loans that are not secured by specific collateral generally pose a greater risk of non-payment of interest or loss of principal than do collateralized Senior Loans.

  Loan Agreements may include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions arising from excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments.

  Borrowers. Borrowers operate in a variety of industries and geographic regions. The Fund does not intend to invest more than 10% of its total assets in Senior Loans of a single Borrower. In addition, the Fund will not invest more than 25% of its total assets in Borrowers that conduct their principal businesses in the same industry.

  Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets in Senior Loans made to Borrowers organized or located outside the U.S. These Senior Loans must be U.S. dollar- denominated. Investing in Senior Loans of foreign Borrowers involves special risks. See "Risks--Investment in Foreign Borrowers."


  The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock. Senior Loans typically have the most senior claim on Borrower's assets and common stock the most junior claim. The proceeds of Senior Loans that the Fund purchases usually will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

  The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that either are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities.

  The Adviser performs its own credit analysis of the Borrower in addition to utilizing information prepared and supplied by an Agent or other Lenders, and does not generally rely on analysis prepared by ratings agencies or other independent parties. When evaluating a Borrower, the Adviser considers many factors, including the Borrower's past and future projected financial performance. The Adviser also considers a Borrower's management, collateral and industry. The Adviser continues to monitor a Borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan. Although the Adviser will use its best judgment in selecting Senior Loans, there can be no assurance that such analysis will disclose factors that may impair the value of a Senior Loan. You should expect the Fund's net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund's net asset value. See "Risks--Borrower Credit Risk."

  There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund's investments. Although a Senior Loan often is not rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating an increasing number of Senior Loans and at any given time a substantial portion of the Senior Loans in the Fund's portfolio may be rated. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality; however, most Senior Loans, when rated, are below investment grade quality. The Adviser generally does not take ratings into account when determining whether to invest in a Senior Loan and does not view ratings as a determinative factor in its investment decisions. There is no limit on the percentage of the Fund's assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality. Investing in Senior Loans involves risk and the Fund attempts to manage these risks through portfolio diversification and ongoing analyses and monitoring of Borrowers.

The Senior Loan Process

  The Fund normally relies on the Agent to collect principal and interest payments on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from who the Fund has purchased a Participation) of any adverse change in the Borrower's financial condition. The Fund will act as a Lender with respect to a syndicated Senior Loan only where the Agent, at the time of the Fund's investment, has outstanding debt or deposit obligations rated investment grade by a rating agency, or where such debt or deposit obligations are unrated, but determined by the Adviser to be of comparable quality. A rating agency's top four major rating categories generally are considered to be investment grade. The lowest tier of investment grade rating is considered to have speculative characteristics. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons interpositioned between the Fund and the Borrower could result in losses for the Fund. See "Risks."

  The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types:

  .facility fees;

  .commitment fees; and

  .prepayment penalties.

  Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan.

  The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment. Whether the

Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation, depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee, or forgo a portion of interest and fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees that the Fund is entitled to. Fees that the Fund occasionally may receive may enhance the Fund's income.

Types of Senior Loan Investments

  The Fund may:

  .act as one of the group of Lenders originating a Senior Loan (an "Original
   Lender");

  .act as an Agent;

  .purchase Assignments of portions of Senior Loans from third parties; and

  .invest in Participations in Senior Loans.

  Senior Loans may also include certain foreign debt obligations that are in the form of notes rather than Loan Agreements. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

  The Fund as Original Lender. When the Fund acts as an Original Lender it may participate in structuring the Senior Loan. The Fund will not act as sole Agent or sole principal negotiator of a Senior Loan. When the Fund is a member of the originating syndicate group for a Senior Loan, it may share in a fee paid to the Original Lenders. As an Original Lender it will have a direct contractual relationship with the Borrower, may enforce the Borrower's compliance with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders have full voting and consent rights under the applicable Loan Agreement. Action by Lender vote or consent may require approval of a specified percentage of Lenders, or in some cases, unanimous consent of the Lenders.

  The Fund as Agent. Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's current role as a Lender. In consideration of such risks, the Fund will invest no more than 20% of its total assets in Senior Loans in which it acts as an Agent or co-Agent and the size of any individual loan will not exceed 5% of the Fund's total assets. The Fund's ability to receive fee income may also be constrained by certain requirements for qualifying as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund intends to comply with those requirements and may limit its investments in Senior Loans in which it acts as Agent in order to do so.

  Assignments. If the Fund buys an Assignment from a Lender, the Fund typically will succeed to all the rights and obligations under the Loan Agreement of the assigning Lender and become a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

  Participations. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may only have the right to receive payments of principal, interest and any fees to which it is entitled from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender. After the period of initial investment, the Fund does not currently intend to invest more than 20% of its total assets in Participations.

  The Fund has taken the following measures in an effort to minimize risks from investing in Participations. The Fund will only acquire a Participation if the Lender selling the Participation, and any other persons interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade by Standard & Poor's Corporation ("S&P"), by Moody's Investor Service, Inc. ("Moody's") or by Fitch, Inc. ("Fitch") or has debt obligations that are unrated by S&P, Moody's and Fitch and determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

  The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed above, the Fund will take measures which it believes reduce its exposure to any risks incident to this practice, the Fund may be more susceptible than an investment company without such a practice to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible than are persons engaged in some other industry to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and capital raising activities generally and fluctuations in the financial market generally.

  When the Fund holds a Participation in a Senior Loan, the Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, the Fund may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations. For purposes of the Fund's policy of investing at least 80% of its total assets in secured Senior Loans, a Participation in a Senior Loan will be deemed to be secured if the underlying Senior Loan is secured.

  Role of Agent. On behalf of the several Lenders, an Agent generally will be required to administer and manage the Senior Loan and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally relies primarily on the Agent (where the Fund is an Original Lender or owns as Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal and/or interest on a Senior Loan. Furthermore, the Fund usually relies on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency.

  Loan Agreements may provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an Agent, Lender or assignor with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in net asset value.

  Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. Because the interest rates on Senior Loans are periodically redetermined at relatively short intervals, the Fund and the Adviser believe that the prepayment of, and subsequent reinvestment by the Fund in, Senior Loans will not have a materially adverse impact on the yield on the Fund's portfolio and may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

  Commitments to Make Additional Loans. A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans as a reserve against such commitments. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if such additional loan commitments in the aggregate would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Warrants, Equity Securities and Junior Debt; Short-Term Debt Securities

  The Fund may acquire equity securities and warrants issued by a Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates issued in connection with a Senior Loan of the Borrower. The Fund also may convert a warrant so acquired into the underlying security. The Fund may acquire junior debt securities as part of a package of investments in the Borrower or its affiliates issued in connection with a Senior Loan of the Borrower, and may invest separately up to 5% of its total assets in junior debt securities. The Fund generally will acquire interests in warrants, equity and junior bonds or other debt securities only when the Adviser believes that the value the Fund gives in exchange for such interests is substantially outweighed by their potential value. The Fund's investments in warrants, equity securities and junior debt securities are subject to the limitations set forth under "The Fund's Investments--Investment Objective and Policies." See "Risks--Warrants, Equity Securities and Junior Debt."

  The Fund may invest in high quality, short-term debt securities with remaining maturities of one year or less. These may include commercial paper rated at least in the top two rating categories by S&P, Moody's or Fitch, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated, or a short-term credit rating, at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers' acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. The Fund's investments in high quality, short-term debt securities are subject to the limitations set forth under "The Fund's Investments-- Investment Objective and Policies." In spite of those limitations or if the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash, cash equivalents and high quality, short-term debt securities.

Structured Notes

  The Fund may invest up to 10% of its total assets in structured notes, which are privately negotiated debt obligations with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss; as a result, a relatively small decline in the value of a referenced Senior Loan could result in a relatively large loss in the value of a structured note.

Borrowing and Leverage

  The Fund generally holds a portion of its portfolio in cash or short-term cash equivalents as a result of anticipated Senior Loan funding needs, the prepayment of Senior Loans and in order to meet share repurchases. Consequently, under normal market conditions the Fund's earnings per share is lower than if the Fund were fully invested in Senior Loans. To offset this reduction of earnings, the Fund may periodically borrow money (either directly from banks or by issuing debt), and may invest the proceeds in Senior Loans. To the extent that these additional Senior Loan investments effectively "offset" the cash or short-term cash equivalents, the borrowing serves as a cash management tool that will enable the Fund to effectively be fully invested in Senior Loans. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing. There is no assurance that the Fund's use of financial leverage will be successful.


  The Fund will limit any borrowing (or debt issuance) for either cash management or financial leverage purposes to approximately 10% of its net assets.

Interest Rate and Other Hedging Transactions

  The Fund may enter into various interest rate hedging and risk management transactions (such as interest rate swaps or interest rate caps or floors). Certain of these interest rate hedging and risk management transactions involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict.

There are many different types of derivatives, with many different uses.

  . The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration for the Fund's portfolio.

  . The Fund also may engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates, credit conditions or other market changes.

  . The Fund does not intend to engage in such transactions to enhance the yield on it portfolio or to increase income available for distributions.

  Market conditions will determine whether and in what circumstances the Fund will employ hedging and risk management techniques. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions. For more information about the risks associated with derivative transactions, see the Statement of Additional Information under "Additional Information About the Fund's Investments--Interest Rate and Other Hedging Transactions."

Lending of Portfolio Holdings

  The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also may receive compensation from the investment of the collateral.

  The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be creditworthy and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser. No specific limitation exists as to the percentage of the Fund's assets which the Fund may lend.

"When Issued" and "Delayed Delivery" Transactions

  The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interests or securities:

  . These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions.

  . Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made.

  The Fund makes commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it does so for the purpose of acquiring interests or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

Repurchase Agreements

  The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the Fund might experience delays in recovering its cash. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements

  The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund sells an underlying debt instrument and simultaneously obtains the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price and date. The Fund will maintain in a segregated account with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

                                     RISKS

Borrower Credit Risk

  Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a decrease in the Fund's net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund's net asset value.

  The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have Senior Loans or other outstanding debt obligations that are rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as "junk bonds."

  Senior Loans may not be rated at the time that the Fund purchases them. However, rating agencies (including, but not limited to, Moody's, S&P and Fitch) have begun rating Senior Loans. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, the Adviser does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependant on the Adviser's credit analysis abilities. Because of the protective terms of most Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty will reflect, among other things, the Adviser's assessment of the likelihood that the Fund ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates.

  In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower's payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss. Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

Senior Loans

  Senior Loans in which the Fund invests:

  .generally are of below investment grade credit quality;

  .may be unrated at the time of investment;

  .generally are not registered with the SEC or any state securities commission; and

  .generally are not listed on any securities exchange.

  The Fund generally has access to financial and other information made available to Lenders in connection with Senior Loans. The amount of public information available on Senior Loans generally will be less extensive than that available for other types of assets. As a result, the Fund is more dependant on the analytical abilities of the Adviser.

  No reliable, active trading market currently exists for many Senior Loans, although a secondary market for certain Senior Loans has developed over the past several years. Senior Loans are thus relatively illiquid. Liquidity relates to the ability of the Fund to sell an investment in a timely manner at a price approximately equal to its value on the Fund's books. The illiquidity of Senior Loans may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many Senior Loans are of a large principal amount and are held by a large number of financial institutions. In the Adviser's opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund's operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale (except as noted elsewhere herein). The substantial portion of the Fund's assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of its shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund's net asset value.

  If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject such Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in depressed prices. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.

  Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's current role as a Lender. Should an Agent or a Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment, any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person's estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

  Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans. Any Lender, which could include the Fund, is subject to the risk that a court could find the Lender liable for damages in a claim by a Borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the Lenders under the relevant terms of a Loan Agreement or in connection with actions with respect to the collateral underlying the Senior Loan.

Participations

  A Lender selling a Participation and other persons interpositioned between the Lender and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund does not currently intend to invest more than 20% of its total assets in such Participations. To the extent the Fund invests in Participations, the Fund may be more susceptible than a fund without such a policy to any single economic, political or regulatory occurrence affecting such industries. The Fund has taken measures which it believes reduce its exposure to such risks but no assurances can be given as to their effectiveness.

Investment in Foreign Borrowers

  Investment in foreign Borrowers involves special risks, including that foreign Borrowers may be subject to:

  . less rigorous regulatory requirements and accounting and reporting requirements than U.S. Borrowers;

  . differing legal systems and laws relating to creditors' rights;

  . the potential inability to enforce legal judgments;

  . economic adversity that would result if the value of the Borrower's non-
    U.S. dollar-denominated revenues and assets were to fall (in U.S. dollar-denominated terms) because of fluctuations in currency values; and

  . the potential for political, social and economic adversity in the foreign
    Borrower's country.

High Yield/High Risk Securities

  The Fund may invest up to 100% of its assets in Senior Loans and other securities that are rated below investment grade, or that are unrated but determined by the Adviser to be below investment grade quality. Securities that are rated below investment grade quality are commonly known as "high-yield/high risk" or "junk" bonds. Junk bonds, while generally offering higher yields than investment grade securities with similar maturities and features, involve greater risks, including the possibility of default or bankruptcy. They are regarded as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. The price volatility of these securities due to factors such as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity is likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns. See "Additional Information About the Fund's Investments" in the Statement of Additional Information.

Borrowing and Leverage

  Under the requirements of the 1940 Act, the value of the Fund's total assets, less all liabilities and indebtedness of the Fund not represented by senior securities, must be at least equal, immediately after any borrowing or debt issuance, to 300% of the aggregate value of borrowings represented by senior securities. The Fund's inability to make distributions as a result of these requirements could cause the Fund to fail to qualify as a regulated investment company and/or subject to the Fund to income or excise taxes. The rights of any of the Fund's lenders or creditors to receive interest and principal payments will be senior to those of the holders of the Fund's shares. The Fund may be required to dispose of portfolio investments on unfavorable terms if market fluctuations or other factors reduce the required asset coverage to less than the prescribed amount. The Fund may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate. Any such borrowing or debt issuance is a speculative technique in that it will increase the Fund's exposure to capital risk. The Fund may also borrow for temporary, extraordinary or emergency purposes.

Warrants, Equity Securities and Junior Debt

  Investments in warrants, equity and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Fund's net asset value. The Fund may frequently possess material non-public information about a Borrower as a result of its ownership of a Senior Loan of such Borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Fund might be unable to enter into a transaction in a security of such a Borrower when it would otherwise be advantageous to do so.

Investment Practices and Special Risks

  The Fund may use interest rate and other hedging transactions, lend portfolio holdings, purchase and sell Senior Loans and other securities on a "when issued" or "delayed deliver" basis, and use repurchase and reverse repurchase agreements. These investment practices involve risks. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result. If these transactions are not successful, they may result in losses.

Interest Rate Fluctuations

  When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value varies, the Adviser expects the Fund's policy of acquiring primarily interests in adjustable rate Senior Loans to minimize fluctuations in net asset value resulting from changes in market interest rates. However, because floating or adjustable rates on Senior Loans only reset periodically, changes in prevailing interest rates can be expected to cause some fluctuations in the Fund's net asset value. Similarly, a sudden and significant increase in market interest rates may cause a decline in the Fund's net asset value.

  Income Risk. The Fund invests primarily in Senior Loans whose interest rates reset frequently. If market interest rates fall, these interest rates will be reset at lower levels, reducing the Fund's income and in turn, dividends paid to shareholders.

  Net Asset Value Fluctuations. Senior Loans are relatively illiquid and are generally more difficult to value than liquid securities. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished by one or more independent third-party pricing services. If a pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting as such for the Fund, a value will be determined by the Adviser. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider may rely to a greater extent on market prices and quotations in valuing Senior Loans. The Fund purchases Senior Loans primarily to seek to achieve its investment objective of high current income, consistent with preservation of capital, and does not anticipate that it will actively trade Senior Loans. The development of an active trading market in Senior Loans may, however, result in fluctuations in the market prices for Senior Loans and increased fluctuations in the Fund's net asset value. Although the Fund's policy of acquiring interests in adjustable rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate.

Non-Diversification

  The Fund is a "non-diversified" investment company. This means that it may invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower and Participations purchased from a single Lender. However, the Fund does not intend to invest more than 10% of the value of its assets in Senior Loans of a single Borrower. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single corporate, economic, political or regulatory event that impacts one or more of those issuers. In addition, the Fund must satisfy certain asset diversification rules to qualify as a regulated investment company for federal income tax purposes.

No Trading Market for Fund Shares

  The Fund is designed for long-term investors. The Fund's shares are not listed and the Fund does not intend to list its shares for trading on any securities exchange or automated quotation system. There is no secondary trading market in Fund shares and no secondary market is expected to develop. Fund shares are illiquid. Although the Fund makes repurchases, there is no guarantee that you will be able to resell to the Fund all of the Fund shares that you desire to sell at any particular time.

                               PURCHASE OF SHARES

  You can choose from four classes of fund shares, each with a different combination of sales charges, fees, eligibility requirements and other features. Your financial advisor can help you determine which class is best for you.

How to Choose a Share Class

  In deciding whether to purchase Class A, Class B, Class C or Class R shares, you should consider:

    . the amount of your purchase;

    . how long you expect to hold the shares;

    . whether an EWC would apply upon redemption;

    . the amount of any distribution or service fees that you may incur while you own the shares; and

    . whether you will be reinvesting income or capital gain distributions in additional shares.

  For a summary of the charges and expenses for each class, please see "Fund Expenses."


  You may purchase shares through any broker-dealer that is an Authorized Dealer. You must make a minimum investment of $3,000 per share class ($1,000 for a Traditional/Roth IRA account; $500 for an Education IRA account; and $50 through systematic investment plan accounts) and make additional investments at any time with as little as $50. These minimum amounts may be changed at any time in the Fund's discretion. If you buy Fund shares through your broker-dealer, that broker-dealer will place your order with Nuveen on your behalf.

Class A Shares

  You can buy Class A shares at net asset value per share only upon conversion of your Class B shares, through an exchange of Class A shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio, or under certain other limited circumstances. Class A shares involve lower maximum expenses than Class B or Class C shares. Class A shares are also subject to a service fee of 0.25%, of the average daily net assets which compensates your financial advisor for providing ongoing services to you. See the Statement of Additional Information for details of Class A share purchases.

Class B Shares

  You can buy Class B shares at the net asset value per share without any initial sales charge so that the full amount of your purchase is invested in the Fund. However, you will pay a distribution fee of up to 0.75% (currently 0.65% as a result of a voluntary expense limitation--see "Fund Expenses") of average daily net assets and a service fee of 0.25% of average daily net assets. The service fee compensates your financial advisor for providing ongoing services to you. The distribution fee compensates Nuveen for paying your financial advisor a 3.00% sales commission at the time of your purchase, which includes an advance of the first year's service fee. If you sell your shares within five years of purchase, you normally will have to pay an EWC based on either your purchase price or what you sell your shares for, whichever amount is lower, according to the following schedule. You do not pay an EWC on any Class B shares you purchase by reinvesting dividends.

      Years Since Purchase........................ 0-1  1-2  2-3  3-4  4-5   5+
      EWC......................................... 3.0% 2.5% 2.0% 1.5% 1.0% 0.0%

  Class B shares automatically convert to Class A shares six years after you buy them so that the distribution fees you pay over the life of your investment are limited. You will continue to pay a service fee on any converted Class B shares.

Class C Shares

  You can buy Class C shares at the net asset value per share without any initial sales charge so that the full amount of your purchase is invested in the Fund. However, you will pay a distribution fee of 0.75% of average daily net assets and a service fee of 0.25% of average daily net assets. The annual service fee compensates your financial advisor for providing ongoing service to you. The distribution fee reimburses Nuveen for paying your financial advisor an ongoing sales commission of 0.75% of average daily net assets. Nuveen advances the first year's service and distribution fees. If you sell your shares within 12 months of purchase, you normally will have to pay a 1% EWC based on either your purchase price or what you sell your shares for, whichever amount is lower.


Class R Shares

  Under limited circumstances, you may purchase Class R shares at the net asset value on the day of purchase. Class R shares are sold exclusively to certain "eligible" investors, including (i) certain employees and directors of Nuveen and its affiliates; (ii) employees of Authorized Dealers; (iii) bank trust departments; (iv) investors exchanging from Class R shares of another Nuveen fund; (v) any officer, director or bona fide employee of any investment advisory partner of Nuveen, that provides sub-advisory services for a Nuveen product, or their immediate family members; and (vi) other individuals described in the SAI. Class R shares also may be purchased through registered investment advisors, certified financial planners and registered broker-dealers who charge asset-based or comprehensive "wrap" fees for their services. The Fund reserves the right to change who it deems is an eligible investor for purposes of acquiring Class R shares. You or your financial advisor must notify Nuveen at the time of each purchase if you are eligible to purchase Class R shares. Class R shares are not subject to sales charges or ongoing service or distribution fees. Class R shares have lower ongoing expenses than the other classes.

No Trading Market for Fund Shares

  The Fund is designed for long-term investors. The Fund has not listed and does not intend to list its shares for trading on any securities exchange or automated quotation system. There is no secondary trading market in Fund shares and no secondary market is expected to develop. Fund shares are illiquid. Although the Fund makes repurchases, there is no guarantee that you will be able to resell to the Fund all of the Fund shares that you desire to sell at any particular time.


Systematic Investing

  Systematic investing allows you to make regular investments through automatic deductions from your bank account or directly from your paycheck. The minimum automatic deduction is $50 per month. There is no charge to participate in the Fund's systematic investment plan. You can stop the deductions at any time by notifying the Fund in writing. To participate in systematic investing simply complete the appropriate section of the account application form or submit an Account Update Form.

  From Your Bank Account

  You can make regular investments of $50 or more per month by authorizing us to draw preauthorized checks on your bank account. You can stop the withdrawals at any time. There is no charge for this plan.

  From Your Paycheck

  You can, with your employer's consent, make regular investments of $25 or more per pay period (meeting the monthly minimum of $50) by authorizing your employer to deduct this amount automatically from your paycheck. You can stop the deductions at any time. There is no charge for this plan.
  To invest directly from your paycheck, contact your financial advisor or call Nuveen at (800) 257-8787.


  One of the benefits of systematic investing is dollar cost averaging. Because you regularly invest a fixed amount of money over a period of years regardless of the share price, you buy more shares when the price is low and fewer shares when the price is high. As a result, the average share price you pay should be less than the average share price of fund shares over the same period. To be effective, dollar cost averaging requires that you invest over a long period of time, and does not assure that you will profit.

Underwriting Agreement

  The Fund has entered into an Underwriting Agreement with Nuveen. Subject to the terms and conditions of the Underwriting Agreement, the Fund may continuously issue and sell its shares through Nuveen, which is the principal underwriter of the shares, and through Authorized Dealers. Pursuant to the Underwriting Agreement, Nuveen will sell shares of the Fund on a best efforts basis.


  The Fund reserves the right to withdraw all or any part of the offering made by this prospectus and to reject purchase orders for any reason. Also, from time to time, the Fund may temporarily suspend the offering of any class of its shares. During the period of such suspension, persons who are already shareholders of the Fund normally are permitted to continue to purchase additional shares of the Fund and to have dividends reinvested.

Distribution and Service Plan

  Nuveen serves as the selling agent and distributor of the Fund's shares. In this capacity, Nuveen manages the offering of the Fund's shares and is responsible for all sales and promotional activities. In order to reimburse Nuveen for its costs in connection with these activities, including compensation paid to Authorized Dealers, the Fund has adopted a Distribution and Service Plan.

  Under the Plan, Nuveen receives the distribution fee for Class B and Class C shares primarily for providing compensation to Authorized Dealers, including Nuveen, in connection with the distribution of shares. Nuveen uses the service fee for Class A, Class B, and Class C shares to compensate Authorized Dealers, including Nuveen, for providing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries, and providing other personal services to shareholders. These fees also compensate Nuveen for other expenses, including printing and distributing prospectuses to persons other than shareholders, the expenses of preparing, printing, and distributing advertising and sales literature and reports to shareholders used in connection with the sale of shares. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

                               HOW TO SELL SHARES

  In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund, pursuant to a fundamental policy that may only be changed upon approval of the Fund's shareholders, makes quarterly offers to repurchase a percentage of its outstanding shares at net asset value (each, a "Repurchase Offer"). Because the Fund is a closed-end investment company, shareholders may not redeem their shares on a daily basis like they would with an open-end mutual fund. It is unlikely that a secondary market for the Fund's shares will develop, and neither Nuveen nor the Authorized Dealers will engage in any efforts to develop a secondary market.

  It is anticipated that each quarterly "Repurchase Request Deadline" will be 5:00 p.m. Central time on the first Friday on or after the 7th business day of the months of March, June, September, and December. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the Repurchase Request Deadline (the "Pricing Date"). The Fund distributes payment to shareholders on or before the "Repurchase Payment Deadline," which is no later than seven calendar days after Pricing Date. Repurchase proceeds are paid by wire transfer or check. Shareholders of record of the Fund are sent notification of each Repurchase Offer 42 to 21 days prior to the Repurchase Request Deadline for a Repurchase Offer.

Repurchase Amount

  Each quarter, the Fund's Board of Trustees determines, in its sole discretion, the percentage of shares to be repurchased ("Repurchase Amount").

 . The Repurchase Amount may vary from 5% to 25% of shares outstanding on the Repurchase Request Deadline.

 . The Fund also may offer to repurchase its shares on an additional date between regular quarterly repurchases at the Fund's discretion. Such discretionary additional repurchases may not be made more frequently than once every two years (or more frequently if an exemption is obtained from this limitation).

 . There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given quarter, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so shareholders should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given quarter.

Repurchase Requests

  Shareholders of record are sent a Notification of Repurchase Offer ("Notification") 21 to 42 days before the next Repurchase Request Deadline. The Notification provides information about the Repurchase Offer, including

 . the Repurchase Amount

 . the Repurchase Request Deadline

 . the manner of submitting a Repurchase Request and

 . the means by which shareholders may obtain the Fund's net asset value.

  Shareholders who wish to tender shares for repurchase must notify the Fund on or before the Repurchase Request Deadline in the manner designated by the Fund in the Notification. The Repurchase Request Deadline is a deadline that will be strictly observed. Repurchase Requests may not be revoked after the Repurchase Request Deadline. Shareholders that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

  A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder's entire tender amount if aggregate tenders exceed the Repurchase Amount, as discussed further below). However, a shareholder's tax results may differ depending on whether the shareholder has tendered all or only a portion of his or her shares. See "Tax Matters."

 . Any shareholder of record may request that the Fund repurchase his or her shares pursuant to the terms and conditions described above.

 . When shares are held for the account of a shareholder by the Fund's transfer agent, the shareholder may submit such shares for repurchase by sending a written request with signatures guaranteed to Chase Global Fund Services Company.

 . When certificates for shares have been issued, they must be mailed to or deposited with the Shareholder Service Agent and accompanied by a written request for repurchase.

  Repurchase requests must be endorsed by the account holder with signatures guaranteed, if required, by a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Fund. A notary public cannot provide a signature guarantee. The repurchase requests must be signed exactly as the account is registered including any special capacity of the registered owner. Additional documentation may be requested, and a signature guarantee is normally required, from institutional and fiduciary account holders, such as corporations, custodians (e.g., under the Uniform Transfers to Minors Act), executors, administrators, trustees or guardians.

  If the proceeds of the repurchase (prior to the imposition of any EWC) are $50,000 or less and the proceeds are payable to the shareholder of record at the address of record, normally a written request without a signature guarantee is sufficient for repurchases by account holders, and trust, executor, guardian and custodian account holders, provided the trustee, executor, guardian, or custodian is named in the account registration.

  Other institutional account holders may exercise this special feature of tendering shares for repurchase by written request without signature guarantee subject to the same conditions as individual account holders and subject to the limitation on liability described below, provided that this privilege has been pre-authorized by the institutional account holder by written instruction to the Shareholder Service Agent with signatures guaranteed. This privilege of tendering shares for repurchase by written request without a signature guarantee may not be used if the shareholder's account has had an address change within 60 days of the Repurchase Request Deadline.

  The Fund or its agents may be liable for any losses, expenses or costs arising out of fraudulent or unauthorized requests pursuant to the pre-authorized privilege for institutional account holders to tender shares for redemption in writing without signature guarantee and the pre-authorized privilege of sending proceeds of repurchases by federal wire transfer unless the Fund or its agents reasonably believe, based upon reasonable verification procedures, that the written instructions are genuine. The shareholder will bear the risk of loss, including loss resulting from fraudulent or unauthorized transactions, so long as reasonable verification procedures are followed. Verification procedures include requiring certain identifying information before acting upon instructions and sending written confirmations.

Determination of Repurchase Price

  The Fund establishes the Repurchase Price at a share's net asset value on the Pricing Date. The Fund computes net asset value daily (as described under "Net Asset Value" below), and shareholders may obtain daily net asset values by calling 800-257-8787.

  The Fund does not presently intend to deduct any repurchase fees from repurchase proceeds (other than any applicable EWC). However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund to compensate the Fund for its reasonable expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will not exceed two percent of the proceeds of the repurchase, unless permitted by applicable regulation or exemption therefrom, and will be charged to all repurchased shares on a pro rata basis. The Board may implement repurchase fees without a shareholder vote. The Fund will provide shareholders 30 days advance written notice if the Board determines to implement repurchase fees.

Oversubscribed Repurchase Offers; Pro Rata Allocation

  In any given quarter shareholders may tender a number of shares that in the aggregate exceeds the Repurchase Offer Amount (this Prospectus refers to this situation as an "Oversubscribed Repurchase Offer"). In the event of an Oversubscribed Repurchase Offer, the Fund may, but is not required to, repurchase additional shares up to a maximum aggregate of two percent of the shares outstanding on the Repurchase Request Deadline ("Additional Repurchase Amount"). If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount, the Fund will repurchase the shares on a pro rata basis.

  In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their Fund shares during that quarterly Repurchase Offer. A shareholder may have to wait until the next quarter to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.

Other Considerations Relating to Repurchases

 . The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Repurchase Date. In connection with this requirement, the Fund maintains a percentage of its net assets equal to at least 100 percent of the Repurchase Amount in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline. This requirement may affect the ability of the Fund to be fully invested, which may reduce returns.

 . The Fund intends to finance Repurchase Offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell Senior Loans to fund Repurchase Offers may affect the market for those Senior Loans. In turn, this could diminish the Fund's net asset value per share.

 . Although the Board believes that Repurchase Offers generally are beneficial to the Fund's shareholders, repurchases will decrease the Fund's total assets and therefore have the possible effect of increasing the Fund's expense ratio and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses to the Fund. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund's net investment income. See "Risks--Borrowing and Leverage."

 . Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

Suspension or Postponement of a Repurchase Offer

  The Fund may suspend or postpone a Repurchase Offer in limited circumstances, and only by vote of a majority of the Board, including a majority of the Fund's Trustees who are not interested persons of the Fund. These circumstances include the following:

 . if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

 . if the repurchase would cause shares of the Fund that are the subject of the Repurchase Offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;


 . for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

 . for any other periods that the SEC permits by order for the protection of shareholders; or

 . during any period during which the New York Stock Exchange or any market on which Senior Loans are principally traded is closed, or trading on the New York Stock Exchange or such market is restricted.


  In addition, although the Fund currently does not intend to list its shares on a securities exchange or trade its shares on an inter-dealer quotation system of a national securities association (e.g., Nasdaq), if it does so in the future, the Fund may suspend or postpone a Repurchase Offer in the event that the repurchase would cause the shares to lose their status on such exchange or inter-dealer quotation system.

                                NET ASSET VALUE

  The Fund's net asset value per share is determined as of the close of trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund's total assets, including interest or dividends accrued but not yet collected, less liabilities, and dividing by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share.

  The Senior Loans in which the Fund invests generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund utilizes the valuations of Senior Loans furnished to the Adviser by one or more independent third-party pricing services approved by the Board of Trustees. The Board of Trustees has reviewed the various alternatives for pricing the Fund's portfolio of Senior Loans and has determined that the use of a pricing service is a reasonable, fair and appropriate method of valuing Senior Loans. The Adviser has entered into agreements with pricing service providers to provide pricing services for the Fund. The Agreements are terminable by either party upon notice. The Agreements provide that a pricing service provider assumes no fiduciary responsibility to the Fund or to any investor in the Fund, and that the pricing service provider will have no liability under the Agreements to any third party, including any investor in the Fund. The Agreements provide that a pricing service provider will be indemnified by the Adviser unless the pricing service provider has acted with willful misconduct. The pricing service providers are explicitly permitted to act as principal for their own account in connection with the purchase and sale (from or to the Fund or otherwise) of any Senior Loan at any price simultaneously while it provides pricing services to the Fund. Furthermore, a pricing service provider may only provide valuations for a limited number of the Senior Loans that can trade from time to time in the market. A pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. During any period in which no pricing service provider is acting as such for the Fund, or for any Senior Loan for which no value from a pricing service provider is available, the Adviser will value the Fund's Senior Loans as described below.


  A pricing service provider typically values Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. Senior Loans for which current quotations are not readily available are valued at a fair value as determined by the pricing service provider using a wide range of market data and other information and analysis, including credit considerations considered relevant by the pricing service provider to determine valuations. The procedures of any pricing service provider and its valuations are reviewed by the officers of the Adviser under the general supervision of the Board of Trustees. If the Adviser believes that a value provided by a pricing service provider does not represent a fair value, the Adviser may in its discretion value the Senior Loan subject to procedures approved by the Board of Trustees and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information the Adviser will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Adviser in the manner described above.


  The Fund's net asset value fluctuates as a function of interest rate and credit factors. Because of the short-term nature of such instruments, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of longer term fixed-income securities.

  Because a secondary trading market in Senior Loans has not yet fully developed, a pricing service or the Adviser may not rely solely on but may consider, to the extent they believe such information to be reliable, prices or quotations provided by banks, dealers or other pricing service providers with respect to secondary market transactions in Senior Loans. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider or the Adviser may rely to an increasing extent on such market prices and quotations in reviewing the valuations of the Senior Loan interests in the Fund's portfolio. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans. Although the Fund's policy of acquiring interests in floating rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Adviser does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary in order to review the value of such Senior Loan interests. Accordingly, the Adviser generally does not systematically consider (but may consider in certain instances) and, in any event, will not rely solely upon such ratings or price fluctuations in determining or reviewing valuations of Senior Loan interests in the Fund's portfolio.

  See the SAI "Net Asset Value" for additional information.

                                SPECIAL SERVICES

Exchanges

  You may exchange Fund shares into an identically registered account during any quarterly repurchase period for shares of the same class of a Nuveen mutual fund available in your state. Your exchange must meet the minimum purchase requirements of the fund into which you are exchanging. The Fund treats the EWC's on Class B and Class C shares as if they were contingent deferred sales charges. In addition, at any time, you may exchange your shares of any Nuveen mutual fund on which a sales charge was paid into shares of the Fund of the same class. Because an exchange is treated for tax purposes as a concurrent sale and purchase and any gain may be subject to tax, you should consult your tax advisor about the tax consequences of any contemplated exchange.

  The exchange privilege is not intended to allow you to use the Fund for short-term trading. Because excessive exchanges may interfere with portfolio management, raise fund operating expenses or otherwise have an adverse effect on other shareholders, the Fund reserves the right to revise or suspend the exchange privilege, limit the amount or number of exchanges, or reject any exchange. The Fund may change or cancel its exchange policy at any time upon 60 days' notice.

Reinstatement Privilege

  If you redeem Fund shares, you may reinvest all or part of your redemption proceeds up to one year later without incurring any additional charges. You may only reinvest into the same share class you redeemed. If you paid a EWC, we will refund your EWC and reinstate your holding period. You may use this reinstatement privilege only once for any given shares.

Fund DirectSM

  You may link your Fund account to your bank account and transfer money electronically between these accounts and perform a variety of account transactions, including buying shares by telephone and systematic investing. You may also have dividends, distributions or, repurchase payments sent directly to your bank account.

  Your financial advisor can help you complete the forms for these services, or you can call Nuveen at (800) 257-8787 for copies of the necessary forms.

                            DESCRIPTION OF THE FUND

  The Fund was organized as a Massachusetts business trust on June 28, 1999, and is registered with the SEC as a closed-end management investment company. The Fund's Declaration of Trust, a copy of which is on file in the office of the Secretary of State of the State of Massachusetts and which is included in the Fund's registration statement of which this Prospectus is a part, authorizes the issuance of an unlimited number of shares of beneficial interest with or without par value. The Declaration of Trust provides that the Trustees may authorize separate classes of shares of beneficial interest without shareholder vote.

  Under Massachusetts law, shareholders of a Massachusetts business trust could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each note, bond, contract, instrument or undertaking made or issued by the Trustees or by any officer of the Fund. The Declaration of Trust further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligation. The Fund believes that the likelihood of such circumstances is very remote.

Dividends, Voting and Liquidation Rights

  Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares six years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for trustees can elect all trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Status of Shares

  The Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Fund's Declaration of Trust and the 1940 Act.

Fundamental and Non-Fundamental Policies of the Fund

  The Fund's investment objective, Repurchase Offer Policy and the investment restrictions of the Fund designated as fundamental as described in the SAI are fundamental policies of the Fund and may not be changed without a "Majority Vote" of the shareholders of the Fund. The term "Majority Vote" means the affirmative vote of (a) more than 50% of the outstanding shares of the Fund or
(b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. All other policies of the Fund may be modified by resolution of the Board of Trustees of the Fund.

Anti-Takeover Provisions in the Declaration of Trust

  The Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. Specifically, the Declaration requires a vote by holders of at least two-thirds of the outstanding shares, voting together as a single class, except as described below, to authorize (1) a conversion of the Fund from a closed-end to an open-end investment company, (2) a merger or consolidation of the Fund, with any corporation, association, trust or other organization or a reorganization or recapitalization of the Fund, or a class of the Fund, (3) a sale, lease or transfer of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), (4) in certain circumstances, a termination of the Fund, or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Declaration or the By-laws, in which case the affirmative vote of the holders of at least a majority of the Fund's shares outstanding at the time, voting together as a single class, is required, provided, however, that where only a particular class is affected, only the required vote by the applicable class will be required. None of the foregoing provisions may be amended except by the vote of at least two-thirds of the shares outstanding, voting together as a single class. The vote required to approve the conversion of the Fund from a closed-end to an open-end investment company is higher than that required by the 1940 Act. The Board of Trustees believes that the provision of the Declaration relating to such higher vote is in the best interest of the Fund and its shareholders.

  The provisions of the Declaration of Trust described above could have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders.

  Reference should be made to the Declaration of Trust on file with the Securities and Exchange Commission for the full text of these provisions.

Securities Outstanding


  The following table provides information regarding the number of shares authorized and outstanding for each class of the Fund's shares as of September 10, 2001:



                                                       Amount
                                                      Held By
       Title                                         Registrant
        of                Amount                     or for its                      Amount
       Class            Authorized                    Account                      Outstanding
       -----            ----------                   ----------                    -----------
      Class A           Unlimited                       None                        553,077,427
      Class B           Unlimited                       None                      3,284,099,361
      Class C           Unlimited                       None                      9,871,634,312
      Class R           Unlimited                       None                        222,916,487


                             MANAGEMENT OF THE FUND

Trustees and Officers

  The Board of Trustees is responsible for the management of the Fund, including supervision of the duties performed by the Adviser. There are six trustees of the Fund, one of whom is an "interested person" (as defined in the 1940 Act) and five of whom are not "interested persons." The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under "Management of the Fund" in the Statement of Additional Information.

Investment Adviser

  Nuveen Senior Loan Asset Management Inc., 333 West Wacker Drive, Chicago, IL 60606, serves as the investment adviser to the Fund. In this capacity, the Adviser is responsible for the selection and on-going monitoring of the securities in the Fund's investment portfolio, managing the Fund's business affairs and providing certain clerical, bookkeeping and other administrative services. The Adviser is a wholly owned subsidiary of The John Nuveen Company, the parent of Nuveen. The John Nuveen Company is a majority-owned subsidiary of The St. Paul Companies, Inc., a publicly-traded company which is principally engaged in providing property-liability insurance through subsidiaries.

  Nuveen is the sponsor and principal underwriter of the Fund's shares and has sponsored or underwritten more than $60 billion investment company securities. Founded in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today Nuveen provides managed assets and structured investment products and services to help financial advisors serve the wealth management needs of individuals and families. Nuveen currently manages or oversees $77 billion in assets.


  Day to day operations and execution of specific investment strategies is the responsibility of the Adviser.



  Jeffery W. Maillet, the Executive Managing Director of the Adviser, has been primarily responsible for the day to day management of the Fund's portfolio since its inception. Mr. Maillet has been employed by the Adviser since August 1999. Prior to joining the Adviser, Mr. Maillet was a Senior Vice President of Van Kampen Investment Advisory Corp. since 1989. On August 31, 2001, Mr. Maillet announced that he will be leaving the Adviser and he is working with Nuveen to ensure an orderly and efficient management transition. It is expected that the process will be completed by November 1, 2001.


Management Fees

  For providing these services, the Adviser is paid an annual fund management fee according to the following schedule:

Average Daily Managed Assets*                                     Management Fee
-----------------------------                                     --------------
Less than $1.0 billion...........................................  .7500 of 1%
$1.0 billion to $2.0 billion.....................................  .7375 of 1%
$2.0 billion to $5.0 billion.....................................  .7250 of 1%
$5.0 billion to $10.0 billion....................................  .7000 of 1%
$10.0 billion and over...........................................  .6750 of 1%

--------
*For purposes of calculation of the management fee, the Fund's "managed assets" means the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, and commercial paper or notes issued by the Fund).

Because the fee paid to the Adviser is calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the Adviser's fees from the Fund will be higher (and the Adviser will be benefitted to that extent) when leverage is utilized. The Adviser will utilize leverage only if it would result in a net benefit to Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

  In addition to the fee of the Adviser, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with the Adviser), custodian, transfer and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

Custodian

  The Fund's securities and cash are held under a custodian agreement by Chase Bank of Texas, National Association whose principal place of business is 600 Travis Street, Houston, Texas 77002.

Transfer Agent, Shareholder Services Agent and Dividend Paying Agent

  Chase Global Funds Services Company, P.O. Box 660086, Dallas, Texas 75266-0086, serves as transfer agent, shareholder services agent and dividend paying agent for the Fund's shares.


                                 DISTRIBUTIONS

  The Fund pays dividends monthly and any taxable capital gains once a year in December. The Fund declares dividends daily to shareholders of record on that day, generally payable the first business day of the following month.

Payment and Reinvestment Options

  The fund automatically reinvests your dividends in additional fund shares unless you request otherwise. You may request to have your dividends paid to you by check, deposited directly into your bank account, paid to a third party, sent to an address other than your address of record or reinvested in shares of another Nuveen fund. For further information, contact your financial advisor or call Nuveen at 800-257-8787.

                                  TAX MATTERS



Fund Status


  The Fund intends to qualify as a "regulated investment company" under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay taxes on income.


Distributions


  Fund distributions are generally taxable to investors. At the end of each year, you will receive a tax statement that separates your Fund's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will not be taxable to you. The tax status of your distributions from your Fund is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. You will be notified early each year as to the amount and federal tax status of your distributions from the Fund.


Dividends Received Deduction


  A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund, because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction.


If You Sell or Redeem Shares


  If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares.


  If, pursuant to an offer by the Fund to repurchase shares, you tender all of the shares you own or are considered to own, such tender may qualify as a sale or exchange and you may realize a taxable gain or loss. If, however pursuant to an offer by the Fund to repurchase shares, you tender less than all of the shares you own or are considered to own, such tender may not qualify as a sale or exchange and the proceeds you receive may be treated as a dividend, a return of capital or a capital gain, depending on the Fund's earnings and profits and your basis in the tendered shares. In such circumstances, it is possible that non-tendering shareholders may also be considered to have received a deemed distribution, all or a portion of which may be taxable as a dividend. In addition, if the Fund is required to sell securities in order to satisfy repurchase requests, the Fund may realize certain gains or losses.


Taxation of Capital Gains and Losses


  If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine the holding period of your shares. However, if you receive a capital gain dividend from your Fund and sell your shares at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.










  This is a summary of some of the current federal income tax laws that affect an investment in the Fund. Please see the SAI and a tax adviser for further information.


                               LEGAL MATTERS


  The validity of the additional shares offered through this Prospectus will be passed on for the Fund by Chapman and Cutler, Chicago, Illinois, counsel to the Fund.

         TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION


                                                                           Page
                                                                           ----
Investment Objective......................................................  B-2
Investment Restrictions...................................................  B-2
Additional Information About the Fund's Investments.......................  B-5
Repurchase Offer Fundamental Policy....................................... B-10
Management of the Fund.................................................... B-10
Investment Adviser and Investment Management Agreement.................... B-14
Distribution Arrangements................................................. B-15
Portfolio Transactions.................................................... B-18
Liquidity Requirements.................................................... B-19
Net Asset Value........................................................... B-20
Tax Matters............................................................... B-21
Performance Information................................................... B-22
Additional Information on Fund Shares..................................... B-24
Independent Accountants, Custodian and Transfer Agent..................... B-27
Additional Information.................................................... B-27
Appendix A................................................................  A-1
Nuveen Floating Rate Fund Annual Report dated May 31, 2001 (Including the
 Report of Independent Accountants).......................................  F-1

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund or the Adviser. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any such person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof. However, if any material change occurs while this prospectus is required by law to be delivered, this prospectus will be amended or supplemented accordingly.

                                              PROSPECTUS SEPTEMBER 30, 2001



[LOGO]

Nuveen Investments
333 West Wacker Drive
Chicago, Illinois 60606-1286

(800) 257-8787
www.nuveen.com
NUVEEN FUNDS

  Nuveen offers a variety of funds designed to help you reach your financial goals. The funds below are grouped by investment objectives.

Growth

International Growth Fund
Innovation Fund
Nuveen Rittenhouse Growth Fund

Growth and Income

European Value Fund

Large-Cap Value Fund

Balanced Stock and Bond Fund
Balanced Municipal and Stock Fund

Income

Income Fund
Floating Rate Fund/1/

Tax-Free Income

 National Municipal Bond Funds

High Yield
Long-term
Insured Long-term
Intermediate-term
Limited-term

 State Municipal Bond Funds

Arizona       Louisiana         North Carolina
California/2/ Maryland          Ohio
Colorado      Massachusetts/2/  Pennsylvania
Connecticut   Michigan          Tennessee
Florida       Missouri          Virginia
Georgia       New Jersey        Wisconsin
Kansas        New Mexico
Kentucky      New York/2/


  Several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this prospectus, contains detailed information on the Fund's policies and operation. Additional information about the Fund's investments is available in the Fund's annual and semi-annual report to shareholders. In the Fund's annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. Call Nuveen at (800) 257-8787 to request a free copy of any of these materials or other fund information; or ask your financial advisor for copies.

  You may also obtain this and other fund information directly from the Securities and Exchange Commission (SEC). The SEC may charge a copying fee for the information. Visit the SEC on-line at http://www.sec.gov or in person at the SEC's Public Reference Room in Washington, D.C. Call the SEC at 1-202-942-8090 for room hours and operation. You may also request fund information by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549. The Fund's Investment Company file number is 811-09553.

-------

1This is a continuously-offered closed-end interval fund. As such, redemptions are only available during quarterly repurchase periods. See this prospectus for additional information.

/2/Long-term and insured long-term portfolios.

                                                                  EPR-FR 9-01 NA

                           NUVEEN FLOATING RATE FUND

                      STATEMENT OF ADDITIONAL INFORMATION

                              September 30, 2001

     Nuveen Floating Rate Fund (the "Fund") is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund will conduct quarterly repurchase offers for its shares. The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. This Statement of Additional Information relating to common shares of the Fund does not constitute a prospectus, but should be read in conjunction with the Fund's Prospectus relating thereto dated
September 30, 2001 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing common shares, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling (800) 257-8787. You may also obtain a copy of the Prospectus on the Securities and Exchange Commission's web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

                               TABLE OF CONTENTS

                                                                Page
                                                                ----

INVESTMENT OBJECTIVE..........................................   B-2
INVESTMENT RESTRICTIONS.......................................   B-2
ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS...........   B-5
REPURCHASE OFFER FUNDAMENTAL POLICY...........................  B-10
MANAGEMENT OF THE FUND........................................  B-10
INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT........  B-14
DISTRIBUTION ARRANGEMENTS.....................................  B-15
PORTFOLIO TRANSACTIONS........................................  B-18
LIQUIDITY REQUIREMENTS........................................  B-19
NET ASSET VALUE...............................................  B-20
TAX MATTERS...................................................  B-21
PERFORMANCE INFORMATION.......................................  B-22
ADDITIONAL INFORMATION ON FUND SHARES.........................  B-24
INDEPENDENT ACCOUNTANTS, CUSTODIAN AND TRANSFER AGENT.........  B-27
ADDITIONAL INFORMATION........................................  B-27
APPENDIX A....................................................   A-1
FINANCIAL STATEMENTS INCLUDING REPORT OF INDEPENDENT
  ACCOUNTANTS.................................................   F-1



                             INVESTMENT OBJECTIVE

     The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective primarily by investing in senior secured loans whose interest rates adjust periodically based on a benchmark index such as the Prime Rate or LIBOR. Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate, U.S. dollar-denominated senior loans ("Senior Loans") is expected to minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund's net asset value may be affected by changes in the credit quality of borrowers with respect to Senior Loan interests in which the Fund invests. Fluctuations in net asset value may be magnified as a result of the Fund's use of leverage. In addition, the Fund's use of leverage may affect the Fund's ability to make distributions. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see "The Fund's Investments" and "Risks" in the Prospectus.


                            INVESTMENT RESTRICTIONS

Investment Policies

     The Fund's investment objective and certain fundamental investment policies of the Fund are described in the Prospectus. The Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the shares of the
Fund:

     1. Purchase any security if, as a result of such purchase, 25% or more of the Fund's total assets (taken at current value) would be invested in the securities of borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities and provided further that for purposes of this limitation, the term "issuer" shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation.

     2. Issue senior securities (including borrowing money or entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of senior securities issued by excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes, or pledge its assets other than to secure such issuance or in connection with hedging transactions, when-issued and delayed delivery transactions and similar investment strategies.

     3. Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

     4. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating senior loans.

     5. Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under loan agreements, except to the extent the interests in senior loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

     In addition to the foregoing fundamental investment policies, the Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees. The Fund may not:

     1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 10% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the borrower under a loan agreement and the lender selling a participation to the Fund together with any other persons interpositioned between such lender and the Fund with respect to a participation.

     2. Sell any security "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

     3. Invest in securities of other investment companies, except that the Fund may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time,
          (ii) the rules and regulations promulgated by the Securities and Exchange Commission under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief from the provisions of the 1940 Act. The Fund will rely on representations of borrowers in Loan Agreements in determining whether such borrowers are investment companies.


     4. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

     For purposes of non-fundamental investment restriction number 1, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the loan agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund's custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

     The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders. During the period November 29, 1999 (commencement of operations) through May 31, 2000 and June 1, 2000 through May 31, 2001, the Fund's turnover rate was 6% and 62%, respectively. The difference in the Fund's turnover rates for fiscal years 2000 and 2001 primarily resulted from fiscal year 2000 being the first year of operations for the Fund and during that first year the Fund had few liquidations and less than a full year of operations.

     The foregoing restrictions and limitations will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated.

     The foregoing fundamental investment policies, together with the investment objective of the Fund and the fundamental policy to conduct quarterly repurchase offers, cannot be changed without approval by holders of a "majority of the Fund's outstanding voting shares." As defined in the 1940 Act this means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares, whichever is less.

     The Fund's name was changed from Nuveen Prime Rate Fund on July 19, 1999. The Fund's principal office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

     The Fund is an entity commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund and requires that notice of this disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the trustees. The Declaration of Trust further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the Fund itself were unable to meet its obligations. The Fund believes the likelihood of these circumstances is remote.

              ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS

     Originating Senior Loans

     Senior Loans are typically arranged through private negotiations between a borrower ("Borrower") and several lenders ("Lenders") represented in each case by one or more such Lenders acting as agent of the several Lenders (the "Agent"). On behalf of the several Lenders, the Agent, which is frequently the entity that originates the Senior Loan and invites the other parties to join the lending syndicate, will be primarily responsible for negotiating the Senior Loan agreements that establish the relative terms, conditions and rights of the Borrower and the several Lenders. The co-agents, on the other hand, are not responsible for administration of a Senior Loan, but are part of the initial group of Lenders that commit to providing funding for a Senior Loan. In large transactions, it is common to have several Agents; however, one such Agent typically has primary responsibility for documentation and administration of the Senior Loan. The Fund will not act as sole Agent in a transaction. The Agent is required to administer and manage the Senior Loan and to service or monitor the collateral. The Agent is also responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all Lenders which are parties to the loan agreement. The Agent is responsible for monitoring compliance by the Borrower with the restrictive covenants in the loan agreement and of notifying the Lenders of any adverse change in the Borrower's financial condition. In addition, the Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan.

     Lenders generally rely on the Agent to collect their portion of the payments on the Senior Loan and to use appropriate creditor remedies against the Borrower. Typically under loan agreements, the Agent is given broad discretion in enforcing the loan agreement. The Borrower compensates the Agent. Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The precise duties and rights of an Agent are defined in the loan agreement.

     When the Fund is an Agent, it has, as a party to the loan agreement, a direct contractual relationship with the Borrower and, prior to allocating portions of the Senior Loan to Lenders, if any, assumes all risks associated with the Senior Loan. The Agent may enforce compliance by the Borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to Agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relevant loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing all or substantially all of the collateral therefor, frequently require the unanimous consent of all Lenders affected.


     Pursuant to the terms of a loan agreement, the Fund as Agent typically has sole responsibility for servicing and administering a loan on behalf of the other Lenders. Each Lender in a Senior Loan is generally responsible for performing their own credit analysis and their own investigation of the financial condition of the Borrower. Generally, loan agreements will hold the Fund liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a Borrower's default on a loan, the loan agreements provide that the Lenders do not have recourse against the Fund for its activities as Agent. Instead, Lenders will be required to look to the Borrower for recourse.

     Acting in the capacity of an Agent in a Senior Loan may subject the Fund to certain risks in addition to those associated with the Fund's role as a Lender. An Agent is charged with the above described duties and responsibilities to Lenders and Borrowers subject to the terms of the loan agreement. Failure to adequately discharge such responsibilities in accordance with the standard of care set forth in the loan agreement may expose the Fund to liability for breach of contract. If a relationship of trust is found between the Agent and the Lenders, the Agent will be held to a higher standard of conduct in administering the loan. In consideration of such risks, the Fund will invest no more than 20% of its total assets in Senior Loans in which it acts as an Agent or co-agent and the size of any individual loan will not exceed 5% of the Fund's total assets.

Lending Fees

     In the process of buying, selling and holding Senior Loans the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Senior Loan it may receive a facility fee and when it sells a Senior Loan it may pay a facility fee. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Senior Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Senior Loan by a Borrower. Other fees received by the Trust may include covenant waiver fees and covenant modification fees.

Borrower Covenants

     A Borrower must comply with various restrictive covenants contained in a loan agreement. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the loan agreement may contain a covenant requiring the Borrower to prepay the Senior Loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant which is not waived by the Agent, or by the lenders directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the lenders directly, as the case may be, has the right to call the outstanding Senior Loan. The typical practice of an Agent or a Lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower. In the case of a Senior Loan in the form of a participation, the agreement between the buyer and seller may limit the rights of the holder of a Senior Loan to vote on certain changes which may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

Administration of Loans

     In a typical Senior Loan, the Agent administers the terms of the loan agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the Borrower and the apportionment of these payments to the credit of all institutions which are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Senior Loan. Furthermore, unless under the terms of a participation agreement the Fund has direct recourse against the Borrower, the Fund will rely on the Agent and the other members of the lending syndicate to use appropriate credit remedies against the Borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the loan agreement based upon reports prepared by the Borrower. The seller of the Senior Loan usually does, but is often not obligated to, notify holders of Senior Loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Senior Loan, may give the Borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Senior Loan. The Agent is compensated by the Borrower for providing these services under a loan agreement, and such compensation may include special fees paid upon structuring and funding the Senior Loan and other fees paid on a continuing basis. With respect to Senior Loans for which the Agent does not perform such administrative and enforcement functions, the Fund will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Fund and the other lenders pursuant to the applicable Loan Agreement.

     A financial institution's appointment as Agent may be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the loan agreement should remain available to holders of Senior Loans. However, if assets held by the Agent for the benefit of the Fund were determined to be subject to the claims of the Agent's general creditors, the Fund might incur certain costs and delays in realizing payment on a Senior Loan, or suffer a loss of principal and/or interest. In situations involving other intermediate participants similar risks may arise.

Prepayments

     Senior Loans may require, in addition to scheduled payments of interest and principal, the prepayment of the Senior Loan from free cash flow or asset sales. The degree to which Borrowers prepay Senior Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among Lenders, among others. As such, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Fund derives interest income will be reduced. However, the Fund may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee upon the purchase of a new Senior Loan with the proceeds from the prepayment of the former. Prepayments generally will not materially affect the Fund's performance because the Fund should be able to reinvest prepayments in other Senior Loans that have similar or identical yields and because receipt of such fees may mitigate any adverse impact on the Fund's yield.

Other Information Regarding Senior Loans

     From time to time, Nuveen Senior Loan Asset Management Inc., the Fund's investment adviser (the "Adviser") and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell Senior Loans to or acquire them from the Fund or may be intermediate participants with respect to Senior Loans in which the Fund owns interests. Such banks may also act as Agents for Senior Loans held by the Fund.


     The Fund may acquire interests in Senior Loans which are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. The Fund may also invest in Senior Loans of Borrowers who have obtained bridge loans from other parties. A Borrower's use of bridge loans involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

     To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Senior Loan to be undercollateralized or unsecured. In most credit agreements there is no formal requirement to pledge additional collateral. In addition, the Fund may invest in Senior Loans guaranteed by, or fully secured by assets of, shareholders or owners, even if the Senior Loans are not otherwise collateralized by assets of the Borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Senior Loan. On occasions when such stock cannot be pledged, the Senior Loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Senior Loan. However, the Borrower's ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of Senior Loans. During any such period in which the Senior Loan is temporarily unsecured, such Senior Loans will not be treated as secured Senior Loans for purposes of the Fund's policy of investing in normal circumstances at least 80% of its total assets in secured Senior Loans.

     If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund's security interest in the loan collateral or subordinate the Fund's rights under the Senior Loan to the interests of the Borrower's unsecured creditors. Such action by a court could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the loan collateral to the Fund. For Senior Loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Loan were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund's security interest in loan collateral. If the Fund's security interest in loan collateral is invalidated or the Senior Loan is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due on the Loan.


Recent Developments

     As a result of the terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001, the U.S. securities markets were closed for a four day period. These terrorist attacks and related events have led to increased short-term market volatility and may have long-term effects on U.S. and world economies and markets. In addition, the potential adverse impact on Fund service providers may affect the Fund's operations, although the Fund is not aware at this time of significant operating difficulties at its service providers.

     Although the Adviser believes that the financial impact of the terrorist attacks and subsequent events is likely to be widespread, it expects the credit implications for the senior loan market as a whole to be fairly modest, except possibly with respect to the obligations of a few issuers directly impacted by such events. The Fund cannot assure you, however, that these events and the reaction to them may not have other material and adverse implications for the senior loan market as a whole.



Interest Rate and Other Hedging Transactions

     The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. The Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Fund does not intend to engage in such transactions to enhance the yield on its portfolio to increase income available for distributions. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging and risk management techniques described below. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

     The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio with an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such senior bank loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund. The Fund will not sell interest rate caps or floors that it does not own.

     In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

     The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser's ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser's judgment about the direction or extent of the movement in interest rates in incorrect, the Fund's overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Because these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund usually will enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements for each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund's custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund's obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as Agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     The Fund may also engage in credit derivative transactions. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index. There are three basic transactional forms for credit derivatives; swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Adviser is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being hedged. Credit derivative transaction exposure will be limited to 10% of the total assets of the Fund.

     New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

                      REPURCHASE OFFER FUNDAMENTAL POLICY

     The Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

     The Repurchase Offer Fundamental Policy states that the Fund will make Repurchase Offers at periodic intervals of three months between Repurchase Request Deadlines, such Repurchase Request Deadlines to be on the first Friday on or after the 7th business day of the months of March, June, September and December. The Repurchase Offer Fundamental Policy also provides that the Pricing Date will be no later than 14 calendar days (or, if not a business day, the next business day) after each Repurchase Request Deadline.

     The Repurchase Offer Fundamental Policy may be changed only with approval of a "majority of the Fund's outstanding voting shares".




                            MANAGEMENT OF THE FUND

Trustees and Officers

     The management of the Fund, including general supervision of the duties performed for the Fund under the Management Agreement, is the responsibility of the Board of Trustees of the Fund. The number of trustees of the Fund is currently set at seven, one of whom is an "interested person" (as the term "interested" persons is defined in the 1940 Act) and six of whom are not "interested" persons. None of the trustees who are not "interested" persons of the Fund has ever been a director or employee of, or consultant to, Nuveen or its affiliates. The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth below, with those trustees who are "interested persons" of the Fund indicated by an asterisk.


                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------    -------------------------------------
Timothy R. Schwertfeger*      3/28/49   Chairman, President      Chairman since July 1, 1996 of The
333 West Wacker Drive                   and Trustee              John Nuveen Company, John Nuveen &
Chicago, IL  60606                                               Co. Incorporated, Nuveen Advisory
                                                                 Corp. and

                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------    -------------------------------------
                                                                 Nuveen Institutional Advisory
                                                                 Corp.; prior thereto, Executive Vice
                                                                 President and Director of The John
                                                                 Nuveen Company, John Nuveen &
                                                                 Co. Incorporated, Nuveen Advisory
                                                                 Corp. and Nuveen Institutional
                                                                 Advisory Corp.; Chairman and
                                                                 Director (since January 1997) of
                                                                 Nuveen Asset Management, Inc.;
                                                                 Director (since 1996) of Institutional
                                                                 Capital Corporation; Chairman and
                                                                 Director of Rittenhouse Financial
                                                                 Services Inc. (since 1999); Chief
                                                                 Executive Officer and Director of
                                                                 the Adviser (since September 1999).

James E. Bacon                2/27/31       Trustee              Business consultant; formerly, Director
114 W. 4th St.                                                   of Lone Star Industries, Inc. (cement);
New York, NY  10036                                              retired.

William E. Bennett           10/16/46                            Retired, previously President and
55 West Monroe Street                                            C.E.O. of Draper & Kramer, Inc.
Chicago, IL 60606                                                (real estate).

Jack B. Evans                10/22/48       Trustee              President, The Hall-Perrine
115 Third Street, S.E.                                           Foundation, a private philanthropic
Cedar Rapids, IA  52401                                          corporation (since 1996); formerly,
                                                                 President and Chief Operating
                                                                 Officer, SCI Financial Group, Inc.,
                                                                 a regional financial services firm.

William L. Kissick            7/29/32       Trustee              Professor, School of Medicine and
University of Pennsylvania                                       the Wharton School of Management and
224 NEB/2L                                                       Chairman, Leonard Davis Institute of
Philadelphia, PA  19104                                          Health Economics, University of
                                                                 Pennsylvania.

Thomas E. Leafstrand         11/11/31       Trustee              Retired, previously Vice President
412 W. Franklin                                                  in charge of Municipal Underwriting
Wheaton, IL  60187                                               and Dealer Sales at The Northern
                                                                 Trust Company.

Sheila W. Wellington          2/24/32       Trustee              President (since 1993) of Catalyst
250 Park Avenue                                                  (a not-for-profit organization
New York, NY  10003                                              focusing on women's leadership
                                                                 development in business and the
                                                                 professions).

                              Date of       Positions and          Principal Occupations During Past
     Name and Address          Birth    Offices with the Fund                 Five Years
---------------------------  ---------  ---------------------  -------------------------------------

Alan G. Berkshire            12/28/60    Vice President and    Senior Vice President (since May 1999,
333 West Wacker Drive                    Assistant Secretary   formerly Vice President and General
Chicago, IL  60606                                             Counsel (since September 1997) and
                                                               Secretary (since May 1998) of Nuveen
                                                               Investments and The John Nuveen
                                                               Company; Vice President (since Sept. 1997)
                                                               and Secretary (since July 1999)
                                                               of Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.; Senior Vice
                                                               President and Secretary (since September
                                                               1999) of the Adviser, prior thereto, Partner
                                                               in the law firm of Kirkland & Ellis.

Peter H. D'Arrigo            11/28/67    Vice President and    Vice President of Nuveen Investments
333 West Wacker Drive                         Treasurer        (January 1999); Vice President and
Chicago, IL  60606                                             Treasurer of the Adviser (since
                                                               September 1999); prior thereto,
                                                               Assistant Vice President (January 1997);
                                                               formerly, Associate of John Nuveen &
                                                               Co. Incorporated; Chartered Financial
                                                               Analyst.

Lorna C. Ferguson            10/24/45    Vice President        Vice President of Nuveen Investments;
333 West Wacker Drive                                          Vice President (since January 1998) of
Chicago, IL  60606                                             Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.

Stephen D. Foy                5/31/54    Vice President and    Vice President of Nuveen Investments;
333 West Wacker Drive                        Controller        Vice President of the Adviser (since
Chicago, IL   60606                                            September 1999) Certified Public
                                                               Accountant.

Jeffrey W. Maillet*           9/30/56    Vice President        Executive Managing Director of the
333 West Wacker Drive                                          Adviser (since September 1999);
Chicago, IL   60606                                            prior thereto, Senior Vice President
                                                               of Van Kampen Investment Advisory Corp.
                                                               (since 1989); prior to 1989, assistant
                                                               portfolio manager and credit officer
                                                               for The Pilgrim Group.

Larry W. Martin               7/27/51    Vice President and    Vice President, Assistant Secretary
333 West Wacker Drive                    Assistant Secretary   and Assistant General Counsel of
Chicago, IL   60606                                            Nuveen Investments; Vice President
                                                               and Assistant Secretary of Nuveen
                                                               Advisory Corp. and Nuveen Institutional
                                                               Advisory Corp.; Vice President and
                                                               Assistant Secretary (since January 1997)
                                                               of Nuveen Asset Management, Inc.;
                                                               Assistant Secretary of The John Nuveen
                                                               Company; Vice President and Assistant
                                                               Secretary of the Adviser (since
                                                               September 1999).


--------------

* On August 31, 2001, it was announced that Mr. Maillet will be leaving the Adviser and that there are plans for an orderly transition to reassign the management of the Fund by October 31, 2001.

                         Date of       Positions and        Principal Occupations During Past
   Name and Address       Birth    Offices with the Fund               Five Years
----------------------  ---------  ---------------------  -------------------------------------
Gifford R. Zimmerman      9/9/56    Vice President and    Vice President, Assistant Secretary
333 West Wacker Drive                    Secretary        and Associate General Counsel of
Chicago, IL   60606                                       Nuveen Investments; Vice President
                                                          and Assistant Secretary of Nuveen
                                                          Advisory Corp. and Nuveen
                                                          Institutional Advisory Corp. (since
                                                          May 1993); Vice President and
                                                          Assistant Secretary of the Adviser
                                                          (since September 1999); Assistant
                                                          Secretary, The John Nuveen Company
                                                          (since May 1994); Chartered Financial
                                                          Analyst.




     William L. Kissick and Timothy R. Schwertfeger serve as members of the Executive Committee of the Board of Trustees of the Fund. The Executive Committee, which meets between regular meetings of the Board of Trustees, is authorized to exercise all of the powers of the Board of Trustees. Mr. Schwertfeger is also a director or trustee, as the case may be, of 110 Nuveen open-end and closed-end funds advised by Nuveen Advisory Corp. and Nuveen Institutional Advisory Corp. ("NIAC").


     The other trustees of the Trust are directors or trustees, as the case may be, of 9 Nuveen open-end funds and 5 Nuveen closed-end funds advised by NIAC and one other fund advised by the Adviser.

     The following table sets forth compensation paid by the Fund to each of the trustees during the fiscal year ended May 31, 2001 the total compensation paid by the Complex from June 1, 2000 through May 31, 2001 and the amounts each Trustee deferred. The Fund has no retirement or pension plans. The officers and trustees affiliated with Nuveen serve without any compensation from the Fund.




                               Aggregate             Total Compensation               Deferred
                              Compensation           from Fund and Fund          Compensation Payable
Name of Trustee            from the Fund/(1)/   Complex Paid to Trustees/(2)/    from the Fund /(3)/
---------------            ------------------   -----------------------------    --------------------
James E. Bacon...........        $1,028                   $47,000                       $555
William E. Bennett/(4)/..        $  477                   $10,750                       $  -
Jack B. Evans............        $1,277                   $47,000                       $280
William L. Kissick.......        $1,323                   $47,000                       $220
Thomas E. Leafstrand.....        $1,344                   $49,200                       $301
Sheila W. Wellington.....        $1,028                   $47,000                       $569


(1) The compensation paid (but not including amounts deferred) to the independent trustees for the fiscal year ended May 31, 2001 for services to the Fund.

(2) Based on the compensation paid (including any amounts deferred) to the independent trustees for the fiscal year ended May 31, 2001 for services to the fourteen open-end and closed-end funds advised by NIAC and two funds advised by the Adviser.

(3) Pursuant to a deferred compensation agreement with the Fund, deferred amounts are treated as though an equivalent dollar amount has been invested in shares of one or more eligible Nuveen Funds. The amounts provided are the total deferred fees (including the return from the assumed investment in the eligible Nuveen Funds) payable from the Fund.

(4)  Mr. Bennett was appointed to the Board on January 31, 2001.

     The Fund has no employees. Its officers are compensated by the Adviser or Nuveen.

     Each trustee who is not affiliated with the Adviser receives a $35,000 annual retainer for serving as a director or trustee of all funds for which the Adviser and NIAC serves as investment adviser or manager and a $1,000 fee per day plus expenses for attendance at all meetings held on a day on which a regularly scheduled Board meeting is held, a $500 fee per day plus expenses for attendance in person or a $500 fee per day plus expenses for attendance by telephone at a meeting held on a day on which no regular Board meeting is held and a $100 fee per day plus expenses for attendance in person or by telephone at a meeting of the Executive Committee held solely to declare dividends. The annual retainer, fees and expenses are allocated among the funds for which the Adviser and NIAC serves as investment adviser or manager on the basis of relative net asset sizes. The Trust requires no employees other than its officers, all of whom are compensated by the Adviser or Nuveen.

     The John Nuveen Company ("JNC") maintains its charitable contributions programs to encourage the active support and involvement of individuals in the civic activities of their community. These programs include a matching contributions program and a direct contributions program.

     The independent directors of the funds managed by the Adviser and NIAC are eligible to participate in the charitable contributions program of JNC. Under the matching program, JNC will match the personal contributions of a director to
Section 501(c)(3) organizations up to an aggregate maximum amount of $10,000 during any calendar year. Under its direct (non-matching) program, JNC makes contributions to qualifying Section 501(c)(3) organizations, as approved by the Corporate Contributions Committee of JNC. The independent directors are also eligible to submit proposals to the committee requesting that contributions be made under this program to Section 501(c)(3) organizations identified by the director, in an aggregate amount not to exceed $5,000 during any calendar year. Any contribution made by JNC under the direct program is made solely at the discretion of the Corporate Contributions Committee.

     As of September 4, 2001, the officers and directors of the Fund, in the aggregate, own less than 1% of the shares of the Fund.

     The following table sets forth the percentage ownership of each person, who, as of September 4, 2001, owns of record, or is known by the Registrant to own of record or beneficially 5% or more of any class of the Fund's shares.



              5% AND ABOVE OWNERS OF FLOATING RATE AS OF SEPTEMBER 4, 2001

--------------------------------------------------------------------------------
                                                       Percentage of Share Class
Name of Class     Name and Address of Owner            Ownership
--------------------------------------------------------------------------------
Class A           LPL FINANCIAL SERVICES                         12.7%
--------------------------------------------------------------------------------
                  AC 5006-1055
--------------------------------------------------------------------------------
                  9785 TOWNE CENTRE DRIVE
--------------------------------------------------------------------------------
                  SAN DIEGO CA 92121-1968
--------------------------------------------------------------------------------
                  LPL Financial Services                         14.54%
--------------------------------------------------------------------------------
                  AC 7232-5994
--------------------------------------------------------------------------------
                  9785 Towne Centre Drive
--------------------------------------------------------------------------------
                  San Diego, CA 92121-1968
--------------------------------------------------------------------------------
                  MESIROW FINANCIAL INC                           9.01%
--------------------------------------------------------------------------------
                  AC 7377-2622
--------------------------------------------------------------------------------
                  350 NORTH CLARK STREET
--------------------------------------------------------------------------------
                  CHICAGO IL 60610-4796
--------------------------------------------------------------------------------
                  RICHARD STRASSER                                5.10%
--------------------------------------------------------------------------------
                  FOR JOSEPH E STRASSER IRREV TR
--------------------------------------------------------------------------------
                  123 KEMP RD EAST
--------------------------------------------------------------------------------
                  GREENSBORO NC 27410
--------------------------------------------------------------------------------
                  RICHARD STRASSER                                5.10%
--------------------------------------------------------------------------------
                  FOR SIMON RICHARD STRASSER IRREV TR
--------------------------------------------------------------------------------
                  123 KEMP RD EAST
--------------------------------------------------------------------------------
                  GREENSBORO NC 27410
--------------------------------------------------------------------------------
                  NFSC FEBO DHA-078298                            5.04%
--------------------------------------------------------------------------------
                  NFS FMTC IRA
--------------------------------------------------------------------------------
                  108 SEBAGO LAKE DRIVE
--------------------------------------------------------------------------------
                  SEWICKELY PA 15143
--------------------------------------------------------------------------------
Class B           MLPF&S FOR THE BENEFIT OF ITS                  20.30%
--------------------------------------------------------------------------------
                  CUSTOMERS
--------------------------------------------------------------------------------
                  ATTN FUND ADMIN/
--------------------------------------------------------------------------------
                  4800 DEER LAKE DR E FL 3
--------------------------------------------------------------------------------
                  JACKSONVILLE FL 32246-6484
--------------------------------------------------------------------------------
Class C           MLPF&S FOR THE BENEFIT OF ITS                  16.12%
--------------------------------------------------------------------------------
                  CUSTOMERS
--------------------------------------------------------------------------------
                  ATTN FUND ADMIN/
--------------------------------------------------------------------------------
                  4800 DEER LAKE DR E FL 3
--------------------------------------------------------------------------------
                  JACKSONVILLE FL 32246-6484
--------------------------------------------------------------------------------
Class R           JOSEPH R GONZALEZ AND                          10.93%
--------------------------------------------------------------------------------
                  GERARD S SUDELL JT-TEN COM
--------------------------------------------------------------------------------
                  6500 SUNSET WAY APT 511
--------------------------------------------------------------------------------
                  ST PETERSBURG FL 33706
--------------------------------------------------------------------------------
                  FAGER & CO                                     12.95%
--------------------------------------------------------------------------------
                  C/O COMMERCE BANK & TRUST
--------------------------------------------------------------------------------
                  ATTN TRUST DEPT
--------------------------------------------------------------------------------
                  3035 SW TOPEKA BLVD
--------------------------------------------------------------------------------
                  TOPEKA KS 66611
--------------------------------------------------------------------------------
                  RAYMOND JAMES ASSOC INC                         7.62%
--------------------------------------------------------------------------------
                  FBO LINE PRECISION IN
--------------------------------------------------------------------------------
                  880 CARILLON PKWY
--------------------------------------------------------------------------------
                  ST PETERSBURG FL 33716
--------------------------------------------------------------------------------
                  UNITED STATES TRUST COMPANY OF NEW YORK        11.19%
--------------------------------------------------------------------------------
                  FBO BLOMMFIELD CEMETERY
--------------------------------------------------------------------------------
                  114 WEST 47TH ST
--------------------------------------------------------------------------------
                  NEW YORK NY 10036
--------------------------------------------------------------------------------
                  RAYMOND JAMES ASSOC INC                         5.97%
--------------------------------------------------------------------------------
                  FBO ZEBKO MARY
--------------------------------------------------------------------------------
                  880 CARILLON PKWY
--------------------------------------------------------------------------------
                  ST PETERSBURG FL 33716
--------------------------------------------------------------------------------


            INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT

     The Adviser acts as investment adviser to the Fund with responsibility for the overall management of the Fund. Its address is 333 West Wacker Drive, Chicago, Illinois 60606. The Adviser also is responsible for managing the Fund's business affairs and providing day-to-day administrative services to the Fund. For additional information regarding the management services performed by the Adviser, see "Management of the Fund" in the Prospectus.

     Pursuant to an investment management agreement between the Adviser and the Fund, the Fund has agreed to pay for the services and facilities provided by the Adviser an annual management fee, payable on a monthly basis, according to the following schedule.

Average Daily Managed Assets*                     Management Fee
-----------------------------                     --------------

Less than $1.0 billion                              .7500 of 1%
$1.0 billion to $2.0 billion                        .7375 of 1%
$2.0 billion to $5.0 billion                        .7250 of 1%
$5.0 billion to $10.0 billion                       .7000 of 1%
$10.0 billion and over                              .6750 of 1%

*For purposes of calculation of the management fee, the Fund's "managed assets" shall mean the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund).

     The Adviser has entered into a voluntarily expense limitation agreement for each class of shares which may be modified or discontinued without notice at the Adviser's discretion. The table below describes the management fees paid to the Adviser (net of expenses) and the amount of fee waivers and expense reimbursements by the Adviser for the two most recent fiscal years:

                   Management Fees Net of Expense     Fee Waivers and Expense
                     Reimbursement Paid to the        Reimbursements from the
Fiscal Year                   Adviser                        Adviser
-----------        ------------------------------     -----------------------
 6/01/00 - 5/31/01            $262,177                       $557,919
11/29/99 - 5/31/00               -                           $571,740


     In addition to the management fee, the Fund pays all other costs and expenses of its operations and a portion of the Fund's general administrative expenses.

     The Adviser is a wholly owned subsidiary of The John Nuveen Company and is an affiliated entity of Nuveen Investments ("Nuveen"), the Fund's principal underwriter. Nuveen and its affiliates have sponsored or underwritten more than $60 billion of investment company securities. Over 1,300,000 individuals have invested to date in Nuveen investment products. Founded in 1898, Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 77% owned by The St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries.

     The Fund, the other Nuveen funds, the Adviser and other related entities have each adopted a code of ethics which essentially prohibits all Nuveen fund management personnel, including Nuveen fund portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of, the Fund's anticipated or actual portfolio transactions, and is designed to assure that the interests of Fund shareholders are placed before the interests of Nuveen personnel in connection with personal investment transactions. The codes of ethics can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (SEC) in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


                           DISTRIBUTION ARRANGEMENTS

     The Fund has entered into an Underwriting Agreement with Nuveen (the "Underwriting Agreement"), which has been filed as an exhibit to the Registration Statement. The summary of the Underwriting Agreement contained herein is qualified by reference to the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, the Fund may issue and sell shares of the Fund from time to time through Nuveen, which is the principal underwriter of the shares, and through certain broker-dealers and other financial services firms which have entered into dealer agreements with Nuveen ("Authorized Dealers"). Each class of shares is offered on a continuous basis, at net asset value per share. Shareholders have the option of submitting shares for repurchase quarterly.

     Nuveen is the principal underwriter and distributor of the Fund's shares and acts as agent of the Fund in the offering of the Fund's shares. The Fund and Nuveen reserve the right to withdraw, cancel or modify the offering of shares during the Initial Offering Period without notice and the Fund reserves the right to refuse any order for shares in whole or in part.

     In addition to the discounts or commissions described in the Prospectus, Nuveen may, from time to time, pay or allow additional discounts, commissions or promotional incentives, in the form of cash compensation, to Authorized Dealers that sell shares of the Fund. In some instances, such discounts, commissions or other incentives will be offered only to certain Authorized Dealers that sell or are expected to sell during specified time periods certain minimum amounts of shares of the Fund, or other funds underwritten by Nuveen.


     Nuveen and Authorized Dealers sell shares of the Fund in a continuous offering through Nuveen and Authorized Dealers at the public offering price, which will be the net asset value per share next determined after receipt of an order by Nuveen.

     Settlements of sales of shares will normally occur on the third business day following the date on which any such sales are made.

     The Fund anticipates that, from time to time, certain Authorized Dealers may act as brokers or dealers in connection with the execution of its portfolio transactions.

     Share certificates will not be issued unless requested in writing and may not be available for certain types of account registrations. It is recommended that investors not request share certificates unless needed for a specific purpose. Delays may be experienced in the share repurchase procedure, described below, if share certificates have been issued. A lost or destroyed certificate is difficult to replace and can be expensive to the shareholder (a bond value of 2% or more of the certificate value is normally required).

     Brokers, banks and other financial service providers may provide administrative services related to order placement and payment to facilitate transactions in shares of the Fund for their clients, and Nuveen may pay them a transaction fee up to the level of the discount or commission allowable or payable to the Authorized Dealers, as described above. Brokers, banks or other financial service providers may be subject to various state laws regarding the services described above and may be required to register as dealers pursuant to state law. If banking firms were prohibited from acting in any capacity or providing any of the described services, management would consider what action, if any, would be appropriate. Nuveen does not believe that termination of a relationship with a bank would result in any material adverse consequences to the Fund.

     Orders for the purchase of shares are confirmed at a price based on the net asset value per share of the Fund next determined after receipt in good order by Nuveen of the order accompanied by payment. However, orders received by Authorized Dealers prior to the determination of net asset value and received in good order by Nuveen prior to the close of its business day will be confirmed at a price based on the net asset value per share on that day. The Fund reserves the right to determine its net asset value more frequently than once a day if deemed desirable. Authorized Dealers are obligated to transmit orders promptly. Collection may take significantly longer for a check drawn on a foreign bank than for a check drawn on a domestic bank. Therefore, if an order is accompanied by a check drawn on a foreign bank, funds must normally be collected before shares will be purchased.

     Authorized Dealers provide varying arrangements for their clients to purchase, and submit to the Fund for repurchase the Fund's shares. Some may establish higher minimum investment requirements than set forth above. Authorized Dealers may arrange with their clients for other investment or administrative services. Such Authorized Dealers may independently establish and charge additional amounts to their clients for such services, which charges would reduce the clients' return. Authorized Dealers also may hold the Fund's shares in nominee or street name as agent for and on behalf of their customers. In such instances, the Fund's transfer agent will have no information with respect to or control over the accounts of specific shareholders. Such shareholders may obtain access to their accounts and information about their accounts only from their Authorized Dealer. Certain of these Authorized Dealers may receive compensation from the Fund through Nuveen for record keeping and other expenses relating to these nominee accounts. In addition, certain privileges with respect to the purchase and repurchase of shares or the reinvestment of dividends may not be available through such Authorized Dealers. Some Authorized Dealers may participate in a program allowing them access to their clients' accounts for servicing, including, without limitation, transfers or registration and dividend payee changes; and may perform functions such as generation of confirmation statements and disbursement of cash dividends. Such Authorized Dealers, including affiliates of Nuveen, may receive compensation from the Fund for these services. This Prospectus should be read in connection with such Authorized Dealers' materials regarding their fees and services.


Distribution Expenses

     Nuveen serves as the selling agent and distributor of the Fund's shares. In this capacity, Nuveen manages the offering of the Fund's shares and is responsible for all sales and promotional activities. In order to reimburse Nuveen for its costs in connection with these activities, including compensation paid to Authorized Dealers, the Fund has adopted a distribution and service plan.

     Nuveen receives the distribution fee for Class B and Class C shares primarily for providing compensation to Authorized Dealers, including Nuveen, in connection with the distribution of shares. Nuveen uses the service fee for Class A, Class B, and Class C shares to compensate Authorized Dealers, including Nuveen, for providing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries, and providing other personal services to shareholders. These fees also compensate Nuveen for other expenses, including printing and distributing prospectuses to persons other than shareholders, the expenses of preparing, printing, and distributing advertising and sales literature and reports to shareholders used in connection with the sale of shares. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

     For the fiscal year ended May 31, 2001, the Fund incurred distribution and service fees as follows:


                   Class A    $ 12,592
                   Class B    $197,595*
                   Class C    $724,888

*The Adviser voluntarily waived $21,932 of the Class B distribution fee during the fiscal year.


     Certain Trustees or officers of the Fund are also Trustees or officers of the Adviser or of Nuveen, as indicated under "Officers and Trustees."

                            PORTFOLIO TRANSACTIONS

     The Adviser is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund's securities business, the negotiation of the prices to be paid for principal trades and the allocation of its transactions among various dealer firms. Portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained through other means. Portfolio securities will not be purchased from Nuveen or its affiliates except in compliance with the 1940 Act.

     With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Although the Fund intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, the illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund's interests in Senior Loans at a fair price should the Fund desire to sell such interests. See "Risks" in the Prospectus.

     The Fund expects that substantially all other portfolio transactions will be effected on a principal (as opposed to an agency) basis and, accordingly, does not expect to pay any brokerage commissions. For the fiscal year ended May 31, 2001, the Fund did not pay any brokerage commissions. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. It is the policy of the Adviser to seek the best execution under the circumstances of each trade. The Adviser evaluates price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be the Adviser's practice to select dealers which, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to the Adviser. It is not possible to place a dollar value on information and statistical and other services received from dealers, and such research services may be used by the Adviser in servicing its other accounts. Since it is only supplementary to the Adviser's own research efforts, the receipt of research information is not expected to reduce significantly the Adviser's expenses. While the Adviser will be primarily responsible for the placement of the business of the Fund, the policies and practices of the Adviser in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.


     The Adviser may manage other investment accounts and investment companies for other clients which have investment objectives similar to those of the Fund. Subject to applicable laws and regulations, the Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and another advisory account. In making such allocations the main factors to be considered will be the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment and the size of investment commitments generally held. While this procedure could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Board of Trustees that the benefits available from the Adviser's organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions.

     Under the 1940 Act, the Fund may not purchase portfolio securities from any underwriting syndicate of which Nuveen is a member except under certain limited conditions set forth in Rule 10f-3. The rule sets forth requirements relating to, among other things, the terms of an issue purchased by the Fund, the amount which may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue. In addition, purchases of securities made pursuant to the terms of the rule must be approved at least quarterly by the Board of Trustees of the Fund, including a majority of the members thereof who are not interested persons of that Fund.


                             LIQUIDITY REQUIREMENTS

     From the time that the Fund sends a Notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the Repurchase Offer Amount in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the next Repurchase Payment Deadline.

     In the event that the Fund's assets fail to comply with the requirements in the preceding paragraph, the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.

                                NET ASSET VALUE

     The Fund's net asset value per share is determined as of the close of trading (normally 4:00 p.m. eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated by taking the fair value of the Fund's total assets, including interest or dividends accrued but not yet collected, less liabilities, and dividing by the total number of shares outstanding. The result rounded to the nearest cent, is the net asset value per share.

     The Senior Loans in which the Fund will invest generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished to the Adviser by one or more independent third-party pricing services approved by the Board of Trustees. The Board of Trustees has reviewed the various alternatives for pricing the Fund's portfolio of Senior Loans and has determined that the use of a pricing service is a reasonable, fair and appropriate method of valuing Senior Loans. The Adviser has entered into agreements with pricing service providers to provide pricing services for the Fund. The Agreements are terminable by either party upon notice. The Agreements provide that a pricing service provider assumes no fiduciary responsibility to the Fund or to any investor in the Fund, and that the pricing service provider will have no liability under the Agreement to any third party, including any investor in the Fund. The Agreements provide that a pricing service provider will be indemnified by the Adviser unless the pricing service provider has acted with willful misconduct. Each pricing service provider is explicitly permitted to act as principal for its own account in connection with the purchase and sale (from or to the Fund or otherwise) of any Senior Loan at any price simultaneously while it provides pricing services to the Fund. Furthermore, the pricing service provider can only provide valuations for a limited number of the Senior Loans that may trade form time to time in the market. A pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. During any period in which no pricing service provider is acting as such for the Fund, or for any Senior Loan for which no value from a pricing service provider is available, the Adviser will value the Fund's Senior Loans as described below.


     A pricing service provider typically will value Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. Senior Loans for which current quotations will not be readily available are valued at a fair value as determined by the pricing service using a wide range of market data and other information and analysis, including credit considerations considered relevant by the pricing service provider to determine valuations. The procedures of any pricing service provider and its valuations will be reviewed by the officers of the Adviser under the general supervision of the Board of Trustees. If the Adviser believes that a value provided by a pricing service does not represent a fair value for a particular Senior Loan, the Adviser may in its discretion value the Senior Loan subject to procedures approved by the Board of Trustees and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, if any, the Adviser will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service provider does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Adviser.


     It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Because of the short-term nature of such instruments, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of longer term fixed-income securities.

     Because a secondary trading market in Senior Loans has not yet fully developed, a pricing service or the Adviser may not rely solely on but may consider, to the extent they believe such information to be reliable, prices or quotations provided by banks, dealers or other pricing service providers with respect to secondary market transactions in Senior Loans. To the extent that an active secondary trading market in Senior Loan interests develops to a reliable degree, a pricing service provider may rely to an increasing extent on such market prices and quotations in reviewing the valuations of the Senior Loan interests in the Fund's portfolio. The development of an active trading market in Senior Loans may, however, result in increased fluctuations in the market price for Senior Loans. Although the Fund's policy of acquiring interests in floating rate Senior Loans is intended to minimize fluctuations in net asset value resulting from changes in market interest rates, the Fund's net asset value will fluctuate. In light of the senior nature of Senior Loan interests that may be included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Adviser does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary in order to review the value of such Senior Loan interests. Accordingly, the Adviser generally will not systematically consider (but may consider in certain instances) and, in any event, will not rely solely upon such ratings or price fluctuations in determining or reviewing valuations of Senior Loan interests in the Fund's portfolio.

     Other portfolio securities (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

     Short-term obligations which mature in 60 days or less will be valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or will be valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets will be valued at a fair value as determined in good faith by or on behalf of the trustees.

     Other portfolio securities (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

     Short-term obligations which mature in 60 days or less will be valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or will be valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets will be valued at a fair value as determined in good faith by or on behalf of the trustees.

                                  TAX MATTERS

     Set forth below is a discussion of certain U.S. Federal income tax issues concerning the Fund and the purchase, ownership, and disposition of Fund shares.

Federal Income Tax Matters

     The following discussion of federal income tax matters is based upon the advice of Chapman and Cutler, special counsel to the Fund.




     This section summarizes some of the main U.S. federal income tax consequences of owning shares of the Fund. This section is current as of the date of this Statement of Additional Information. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     Fund Status. The Fund intends to qualify as a "regulated investment company" under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay taxes on income.

     Distributions. Fund distributions are generally taxable to investors. At the end of each year, you will receive a tax statement that separates your Fund's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will not be taxable to you. The tax status of your distributions from your Fund is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. You will be notified early each year as to the amount and federal tax status of your distributions from the Fund.

     Dividends Received Deduction. A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund, because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction.

     If You Sell or Redeem Shares. If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares.


     If, pursuant to an offer by the Fund to repurchase shares, you tender all of the shares you own or are considered to own, such tender may qualify as a sale or exchange and you may realize a taxable gain or loss. If, however, pursuant to an offer by the Fund to repurchase shares, you tender less than all of the shares you own or are considered to own, such tender may not qualify as a sale or exchange and the proceeds you receive may be treated as a dividend, a return of capital or a capital gain, depending on the Fund's earnings and profits and your basis in the tendered shares. In such circumstances, it is possible that non-tendering shareholders may also be considered to have received a deemed distribution, all or a portion of which may be taxable as a dividend. In addition, if the Fund is required to sell securities in order to satisfy repurchase requests, the Fund may realize certain gains or losses.

     Taxation of Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine the holding period of your shares. However, if you receive a capital gain dividend from your Fund and sell your shares at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats capital gains as ordinary income in special situations.

     Deductibility of Fund Expenses. Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

     Foreign Tax Credit. If your Fund invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

                            PERFORMANCE INFORMATION

     The Fund may quote yield figures from time to time. The "Yield" of the Fund is computed by dividing the net investment income per share earned during a 30-day period (using the average number of shares entitled to receive dividends) by the net asset value per share on the last day of the period. The Yield formula provides for semiannual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period.

The Yield formula is as follows:  YIELD = 2[((a-b/cd) +1)/6/ -1].

          Where:    a    =    dividends and interest earned during the period.
                              (For this purpose, the Fund will recalculate the yield to maturity based on market value of each portfolio security on each business day on which net asset value is calculated.)

                    b    =    expenses accrued for the period (net of
                              reimbursements).

                    c    =    the average daily number of shares outstanding
                              during the period that were entitled to receive dividends.

                    d    =    the ending net asset value per share of the Fund
                              for the period.

     At May 31, 2001, the 30-day yields for the Fund were as follows:

          Class A  6.31%
          Class B  5.66%
          Class C  5.56%
          Class R  6.57%


     The Fund may from time to time in its advertising and sales materials report a quotation of its current distribution rate. The distribution rate represents a measure of dividends distributed for a specified period. Distribution rate is computed by taking the most recent monthly income dividend per share, multiplying it by 12 to annualize it, and dividing by the appropriate price per share (e.g., net asset value). The distribution rate differs from yield and total return and therefore is not intended to be a complete measure of performance. Distribution rate may sometimes differ from yield because a Fund may be paying out more than it is earning.


     The distribution rates for the Fund as of May 31, 2001, were as follows:

          Class A  7.92%
          Class B  7.22%
          Class C  7.16%
          Class R  8.18%


     The Fund may quote total return figures from time to time. A "Total Return" on a per share basis is the amount of dividends received per share plus or minus the change in the net asset value per share for a period. A "Total Return Percentage" may be calculated by dividing the value of a share at the end of a period (including reinvestment of distributions) by the value of the share at the beginning of the period and subtracting one. For a given period, an "Average Annual Total Return" may be computed by finding the average annual compounded rate that would equate a hypothetical initial amount invested of $1,000 to the ending redeemable value.

Average Annual Total Return is computed as follows: ERV = P(1+T)/n/

     Where:    P    =    a hypothetical initial payment of $1,000
               T    =    average annual total return
               n    =    number of years
               ERV  =    ending redeemable value of a hypothetical $1,000
                         payment made at the beginning of the period at the end of the period (or fractional portion thereof).



     The Fund commenced operations on November 29, 1999. The table below represents the investment returns for the specified periods of the Fund's Class A, Class B, Class C and Class R shares. The total return figures for the Class B shares include the effect of the applicable early withdrawal charge ("EWC").

                                         Average Annual        Cumulative
                                          Total Return        Total Return
                                       -------------------    ------------
                                                   From           From
                                       One Year  Inception     Inception
                                        Ended     through       through
                                       May 31,    May 31,       May 31,
                                        2001       2001           2001
                                       -------   ---------    ------------
          Class A....................   4.23%      5.50%         8.43%
          Class B....................   1.15%      3.31%         5.04%
          Class C....................   3.42%      4.68%         7.16%
          Class R....................   4.27%      5.61%         8.59%

------------
     Total returns reflect past performance and are not predictive of future results.


     The Fund may quote certain performance-related information and may compare certain aspects of its portfolio and structure to other substantially similar closed-end funds as categorized by Lipper, Inc. ("Lipper"), Morningstar or other independent services. Comparison of the Fund to an alternative investment should be made with consideration of differences in features and expected performance. The Fund may obtain data from sources or reporting services, such as Bloomberg Financial ("Bloomberg") and Lipper, that the Fund believes to be generally accurate.

     Past performance is not indicative of future results. At the time shareholders sell their shares, they may be worth more or less than their original investment.

                              Comparison of Yield

     The following chart compares the yield of the average Senior Loan Spread plus three-month LIBOR/1/ to the three-month LIBOR and the three-month Treasury Bill Rate.


Date         Three Month     Three Month           Average Senior Loan
             LIBOR           Treasury Bill Rate    Spread Plus Three Month LIBOR
01/31/92           4.19%           3.92%              2.18%
02/28/92           4.25%           4.02%              2.18%
03/31/92           4.31%           4.13%              2.18%
04/30/92           4.06%           3.71%              2.18%
05/29/92           4.06%           3.72%              2.19%
06/30/92           3.94%           3.60%              2.24%
07/31/92           3.44%           3.17%              2.27%
08/31/92           3.50%           3.13%              2.29%
09/30/92           3.13%           2.65%              2.28%
10/30/92           3.56%           2.84%              2.31%
11/30/92           4.00%           3.19%              2.49%
12/31/92           3.44%           3.13%              2.49%
01/29/93           3.31%           2.95%              2.49%
02/26/93           3.19%           2.98%              2.48%
03/31/93           3.25%           2.94%              2.48%
04/30/93           3.19%           2.94%              2.49%
05/31/93           3.38%           3.11%              2.48%
06/30/93           3.31%           3.08%              2.49%
07/30/93           3.31%           3.09%              2.48%
08/31/93           3.25%           3.05%              2.47%
09/30/93           3.38%           2.96%              2.47%
10/29/93           3.44%           3.11%              2.45%
11/30/93           3.50%           3.21%              2.47%
12/31/93           3.38%           3.06%              2.47%
01/31/94           3.25%           3.02%              2.47%
02/28/94           3.75%           3.42%              2.46%
03/31/94           3.94%           3.55%              2.46%
04/29/94           4.31%           3.97%              2.46%
05/31/94           4.63%           4.26%              2.47%
06/30/94           4.88%           4.22%              2.48%
07/29/94           4.88%           4.35%              2.34%
08/31/94           5.00%           4.64%              2.30%
09/30/94           5.50%           4.86%              2.30%
10/31/94           5.63%           5.27%              2.33%
11/30/94           6.19%           5.83%              2.27%
12/30/94           6.50%           5.87%              2.35%
01/31/95           6.31%           6.17%              2.34%
02/28/95           6.25%           6.09%              2.28%
03/31/95           6.25%           6.18%              2.34%
04/28/95           6.19%           6.01%              2.34%
05/31/95           6.06%           5.91%              2.33%
06/30/95           6.06%           5.64%              2.36%
07/31/95           5.88%           5.62%              2.27%
08/31/95           5.88%           5.50%              2.32%
09/29/95           5.95%           5.48%              2.32%
10/31/95           5.94%           5.62%              2.30%
11/30/95           5.88%           5.41%              2.32%
12/29/95           5.63%           5.23%              2.32%
01/31/96           5.38%           5.06%              2.33%
02/29/96           5.30%           5.05%              2.34%
03/29/96           5.47%           5.28%              2.43%
04/30/96           5.48%           5.25%              2.40%
05/31/96           5.50%           5.24%              2.34%
06/28/96           5.58%           5.23%              2.37%
07/31/96           5.68%           5.41%              2.39%
08/30/96           5.56%           5.38%              2.27%
09/30/96           5.63%           5.17%              2.40%
10/31/96           5.50%           5.19%              2.47%
11/29/96           5.50%           5.21%              2.48%
12/31/96           5.56%           5.31%              2.47%
01/31/97           5.56%           5.30%              2.43%
02/28/97           5.54%           5.34%              2.44%
03/31/97           5.77%           5.57%              2.27%
04/30/97           5.82%           5.43%              2.35%
05/30/97           5.81%           5.27%              2.32%
06/30/97           5.78%           5.35%              2.26%
07/31/97           5.71%           5.38%              2.32%
08/29/97           5.72%           5.53%              2.33%
09/30/97           5.77%           5.44%              2.33%
10/31/97           5.75%           5.32%              2.38%
11/28/97           5.90%           5.37%              2.39%
12/31/97           5.81%           5.43%              2.40%
01/30/98           5.63%           5.26%              2.40%
02/27/98           5.68%           5.33%              2.40%
03/31/98           5.71%           5.28%              2.36%
04/30/98           5.72%           5.11%              2.35%
05/29/98           5.69%           5.27%              2.35%
06/30/98           5.69%           5.32%              2.37%
07/31/98           5.69%           5.30%              2.37%
08/31/98           5.63%           5.04%              2.32%
09/30/98           5.31%           4.63%              2.34%
10/30/98           5.22%           4.57%              2.20%
11/30/98           5.28%           4.53%              2.34%
12/31/98           5.07%           4.47%              2.36%
01/29/99           4.97%           4.49%              2.36%
02/26/99           5.03%           4.75%              2.35%
03/31/99           5.00%           4.67%              2.40%
04/30/99           4.99%           4.65%              2.40%
05/31/99           5.07%           4.72%              2.43%
06/30/99           5.37%           4.96%              2.44%
07/31/99           5.34%           4.89%              2.47%
08/31/99           5.52%           4.96%              2.48%
09/30/99           6.08%           4.85%              2.49%
10/31/99           6.19%           5.09%              2.56%
11/30/99           6.12%           5.30%              2.67%
12/31/99           6.00%           5.33%              2.64%
01/31/00           6.08%           5.69%              2.66%
02/29/00           6.11%           5.78%              2.66%
03/31/00           6.29%           5.87%              2.71%
04/30/00           6.50%           5.83%              2.73%
05/31/00           6.86%           5.62%              2.73%
06/30/00           6.77%           5.85%              2.73%
07/31/00           6.72%           6.22%              2.78%
08/31/00           6.68%           6.31%              2.79%
09/30/00           6.81%           6.21%              2.81%
10/30/00           6.76%           6.39%              2.80%
11/30/00           6.72%           6.20%              2.83%
12/30/00           6.40%           5.90%              2.84%
01/30/01           5.42%           4.99%              2.83%
02/28/01           5.05%           4.86%              2.82%
03/30/01           4.88%           4.29%              2.81%
04/30/01           4.34%           3.88%              2.82%
05/30/01           3.99%           3.62%              2.85%
06/30/01           3.84%           3.66%              2.85%
07/30/01           3.67%           3.52%              2.87%
08/30/01           3.46%           3.67%              2.88%


-------------------------
/1/ Source: Donaldson, Lufkin & Jenrette; Bloomberg. Senior loans are represented by adding the reported spreads of the senior loans in the DLJ Leveraged Loan Index over three-month LIBOR. The DLJ Leveraged Loan Index was designed in 1992 to mirror the investable universe of the U.S. dollar-denominated leveraged loan market. The Index includes $60 billion of tradable loans. New issues were added to the Index when they met certain criteria. It is not possible to invest in an index. This comparison should not be considered an expression of future market interest rates, spreads of senior loans over base reference rates, nor an indication of what an investment in the Fund may earn or what an investor's yield or total return might be in the future. It is not possible to invest directly in LIBOR. Treasury bills carry a U.S. government guarantee promising the timely payment of the principal and interest. Senior loans typically are below investment-grade quality, but have certain investor protections described elsewhere in this Statement of Additional Information and in the Prospectus.

                            The Senior Loan Market

     The following charts show the increase in volume in the new issue and secondary market for Senior Loans and the volume of the leveraged loan market. Individual investors currently represent a small percentage of this market, holding approximately $____ billion in Senior Loan funds as of June 30, 2001.


Senior Loan New Issue Volume
(in billions)


     Year         Dollar
                  Volume
     1987          $ 66
     1988          $163
     1989          $187
     1990          $ 58
     1991          $ 21
     1992          $ 40
     1993          $ 28
     1994          $ 81
     1995          $101
     1996          $135
     1997          $194
     1998          $273
     1999          $320
     2000          $310

--------------
Source:  Donaldson, Lufkin & Jenrette; Loan Pricing Corporation

Senior Loan Secondary Market Volume
(in billions)


     Year          Dollar
                   Volume
     1991             $8
     1992            $11
     1993            $15
     1994            $25
     1995            $33.8
     1996            $41
     1997            $62
     1998            $67.3
     1999            $65.8
     2000            $103.1

--------------
Source: Loan Pricing Corporation, Securities Data Corporation


TOTAL LEVERAGED LOANS OUTSTANDING
(in billions)

                        Dollar
     Year               Volume
     1989                $317
     1990                $315
     1991                $192
     1992                $221
     1993                $150
     1994                $176
     1995                $224
     1996                $284
     1997                $318
     1998                $552
     1999                $626
     2000                $748

                     ADDITIONAL INFORMATION ON FUND SHARES

     Each class of shares of the Fund represents an interest in the same portfolio of investments. Each class of shares is identical in all respects except that each class bears its own class expenses, including distribution and administration expenses, and each class has exclusive voting rights with respect to any distribution or service plan applicable to its shares. As a result of the differences in the expenses borne by each class of shares, net income per share, dividends per share and net asset value per share will vary among the Fund's classes of shares.

     Shareholders of each class will share expenses proportionately for services that are received equally by all shareholders. A particular class of shares will bear only those expenses that are directly attributable to that class, where the type or amount of services received by a class varies from one class to another. For example, class-specific expenses generally will include distribution and service fees.

     The minimum initial investment is $3,000 per Fund share class ($1,000 for a Traditional/Roth IRA account; $500 for an Education IRA account; $50 through systematic investment plan accounts and may be lower for accounts opened through certain fee based programs for which the program sponsor has established a single master account with the fund's transfer agent and performs all sub-accounting services related to that account).

     Class A shares are available only upon conversion of Class B Shares, through an exchange of Class A shares of a Nuveen mutual fund on which a sales charge was paid or by reinvesting distributions from any Nuveen Defined Portfolio.

     Class R shares are available for purchases of $10 million or more and for purchases using dividends and capital gains distributions on Class R Shares. Class R Shares also are available for the following categories of investors:

     . officers, trustees and former trustees of Nuveen and former Flagship Funds and their immediate family members or trustees/directors of any fund sponsored by Nuveen, any parent company of Nuveen and subsidiaries thereof and their immediate family members;

     . bona fide, full-time and retired employees and directors of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members;

     . any officer, director or bona fide employee of any investment advisory partner of Nuveen, that provides sub-advisory services for a Nuveen product, or their immediate family members;

     . officers, directors or bona fide employees of any investment advisory partner of Nuveen that provides sub-advisory services for a Nuveen product, or their immediate family members;

     . any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members;

     . officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates, or their immediate family members;

     . bank or broker-affiliated trust departments investing funds over which they exercise exclusive discretionary authority and that are held in a fiduciary, agency, advisory, custodial or similar capacity;

     . investors purchasing on a periodic fee, asset-based fee or no transaction fee basis through a broker-dealer sponsored mutual fund purchase program;

     . clients of investment advisors, financial planners or other financial intermediaries that charge periodic or asset-based fees for their services.

     Any shares purchased by investors falling within any of the first five categories listed above must be acquired for investment purposes and on the condition that they will not be transferred or resold except through redemption by the Fund.

     In addition, purchasers of Nuveen Defined Portfolios may reinvest their distributions from such unit investment trusts in Class R Shares, if, before September 6, 1994, such purchasers of Nuveen unit investment trusts had elected to reinvest distributions in Nuveen Fund shares (before June 13, 1995 for Nuveen Municipal Bond Fund shares). Shareholders may exchange their Class R Shares of any Nuveen fund into Class R Shares of any other Nuveen fund.

     The reduced sales charge programs may be modified or discontinued by the Fund at any time.

     Class R Shares are not subject to a distribution or service fee and, consequently, holders of Class R Shares may not receive the same types or levels of services from Authorized Dealers as other classes of shares.

     For more information, call Nuveen toll-free at (800) 257-8787.

Reduction or Elimination of Early Withdrawal Charge

     In the case of Class B Shares repurchased within five years of purchase, an early withdrawal charge ("EWC") is imposed, beginning at 3% for repurchases within the first year, declining to 2.5% for repurchases within year two and declining by .5% each year thereafter until disappearing after the fifth year. Class C Shares are repurchased at net asset value, without any EWC, except that a EWC of 1% is imposed upon Class C Shares that are repurchased within 12 months of purchase.

     For the fiscal years ended May 31, 2000, and May 31, 2001, Nuveen received EWC's from shareholders totaling $4,800 and $92,400, respectively.


    In determining whether a EWC is payable, the Fund will first repurchase shares not subject to any charge, and then will repurchase shares held for the longest period, unless the shareholder specifies another order. No EWC is charged on shares purchased as a result of automatic reinvestment of dividends or capital gains paid. In addition, no EWC will be charged on exchanges of Fund shares into a Nuveen mutual fund or Nuveen money market fund. You may not exchange Class B Shares for shares of a Nuveen money market fund.

     The holding period is calculated on a monthly basis and begins the first day of the month in which the order for investment is received. The EWC is calculated based on the lower of the repurchased shares' cost or net asset value at the time of the repurchase and is deducted from the proceeds. Nuveen receives the amount of any EWC shareholders pay. If Class A or Class C Shares subject to a EWC are exchanged for shares of a Nuveen money market fund, the EWC would be imposed on the subsequent redemption of those money market shares, and the period during which the shareholder holds the money market fund shares would be counted in determining the remaining duration of the EWC. The Fund may elect not to so count the period during which the shareholder held the money market fund shares, in which event the amount of any applicable EWC would be reduced in accordance with applicable rules by the amount of any service or distribution plan payments to which those money market funds shares may be subject.

     The EWC may be waived or reduced under the following special circumstances:
1) redemptions within one year following the death or disability, as defined in
Section 72(m)(7) of the Internal Revenue Code of 1986, as amended, of a shareholder; and 2) in connection with the exercise of a reinstatement privilege whereby the proceeds of a repurchase of the Fund's shares subject to a sales charge are reinvested in shares of certain Funds within a specified number of days. If the Fund waives or reduces the EWC, such waiver or reduction would be uniformly applied to all Fund shares in the particular category. In waiving or reducing a EWC, the Funds will comply with the requirements of Rule 22d-1 of the Investment Company Act of 1940, as amended, as if the Fund were an open-end investment company.

General Matters

     Exchanges of Fund shares for the same class of another Nuveen mutual fund or Nuveen money market fund may be made during any quarterly repurchase period. Exchanges of shares of the Fund for shares of a Nuveen money market fund may be made only on days when both funds calculate a net asset value and make shares available for public purchase. Shares of the Nuveen money market funds may be purchased on days on which the Federal Reserve Bank of Boston is normally open for business. In addition to the holidays observed by the Fund, the Nuveen money market funds observe and will not make fund shares available for purchase on the following holidays: Martin Luther King's Birthday, Columbus Day and Veterans Day.

     Shares will be registered in the name of the investor or the investor's financial adviser. A change in registration or transfer of shares held in the name of a financial adviser may only be made by an order in good form from the financial adviser acting on the investor's behalf. Share certificates will only be issued upon written request to the Funds' transfer agent. No share certificates will be issued for fractional shares.

             INDEPENDENT ACCOUNTANTS, CUSTODIAN AND TRANSFER AGENT

     KPMG LLP, independent accountants, 303 East Wacker Drive, Chicago, Illinois 60601 has been selected as auditors for the Fund. In addition to audit services, the auditors will provide consultation and assistance on accounting, internal control, tax and related matters. The financial statements incorporated by reference in this Statement of Additional Information and the information for prior periods set forth under "Financial Highlights" in the Prospectus have been audited by the auditors as indicated in their report with respect thereto, and are included in reliance upon the authority of that firm in giving that report.


     Chase Bank of Texas, National Association is the Fund's custodian and maintains custody of all securities and cash held by the Fund. The Fund's transfer, shareholder services and dividend paying agent is Chase Global Services Company.

                             FINANCIAL STATEMENTS

     The audited financial statements for the Fund appear in the Fund's Annual Report and are incorporated herein by reference. The Fund's Annual Report accompanies this Statement of Additional Information.

                            ADDITIONAL INFORMATION

     A Registration Statement on Form N-2, including amendments thereto, relating to the shares of the Fund offered hereby, has been filed by the Fund with the Securities and Exchange Commission (the "Commission"), Washington, D.C. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to that Fund's Registration Statement. Statements contained in the Fund's Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                                  APPENDIX A

Ratings of Investments

Standard & Poor's Corporation--A brief description of the applicable Standard & Poor's Corporation ("Standard & Poor's") rating symbols and their meanings (as published by Standard & Poor's) follows:

ISSUE CREDIT RATING DEFINITIONS

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances. Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-term issue credit ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

 . Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
 . Nature of and provisions of the obligation;
 . Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC    An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C A subordinated debt or preferred stock obligation rated 'C' is CURRENTLY HIGHLY VULNERABLE to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus(-) The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are-not addressed in the credit rating.

N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Short-term issue credit ratings

A-1 A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2 A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3 A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capicity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capicity to meet its financial commitment on the obligation.

C A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet it financial commitment on the obligation.

D A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Moody's Investors Service, Inc.--A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings (as published by Moody's) follows:

Debt Ratings

Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's assigns ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all pari passu notes issued under the same program, at the program's relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below. For notes with any of the following characteristics, the rating of the individual note may differ from the indicated rating of the program:

     1) Notes containing features which link the cash flow and/or market value to the credit performance of any third party or parties.

     2)   Notes allowing for negative coupons, or negative principal.

     3) Notes containing any provision which could obligate the investor to make any additional payments.

Market participants must determine whether any particular note is rated, and if so, at what rating level. Moody's encourages market participants to contact Moody's Ratings Desks directly if they have questions regarding ratings for specific notes issued under a medium-term note program.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime Rating System

Moody's short-term issuer ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. Such obligations generally have an original maturity not exceeding one year.

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

     Leading market positions in well-established industries.

     High rates of return on funds employed.

     Conservative capitalization structure with moderate reliance on debt and ample asset protection.

     Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

     Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

If an issuer represents to Moody's that its short-term debt obligations are supported by the credit of another entity or entities, then the name or names of such supporting entity or entities are listed within the parenthesis beneath the name of the issuer, or there is a footnote referring the reader to another page for the name or names of the supporting entity or entities. In assigning ratings to such issuers, Moody's evaluates the financial strength of the affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment. Moody's makes no representation and gives no opinion on the legal validity or enforceability of any support arrangements.

Moody's ratings are opinions, not recommendations to buy or sell, and their accuracy is not guaranteed. A rating should be weighed solely as one factor in an investment decision and you should make your own study and evaluation of any issuer whose securities or debt obligations you consider buying or selling.

MIG/VMIG Ratings U.S. Short-Term Ratings

In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade. These ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.

In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the demand feature, using the MIG rating scale.

The short-term rating assigned to the demand feature of VRDOs is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG ratings expire at note maturity. By contrast, VMIG rating expirations will be a function of each issue's specific structural or credit features.

MIG 1/VMIG 1   This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2   This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3   This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

     Fitch, Inc.--A brief description of the applicable Fitch, Inc. ("Fitch") ratings symbols and meanings (as published by Fitch) follows:

Fitch credit ratings are an opinion on the ability of an entity or of a securities issue to meet financial commitments, such as interest, preferred dividends, or repayment of principal, on a timely basis. Fitch credit ratings apply to a variety of entities and issues, including but not limited to sovereigns, governments, structured financings, and corporations; debt, preferred/preference stock, bank loans, and counterparties; as well as the financial strength of insurance companies and financial guarantors.

Credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested. Thus, the use of credit ratings defines their function: "investment grade" ratings (international Long-term 'AAA' - 'BBB' categories; Short-term 'F1' - 'F3') indicate a relatively low probability of default, while those in the "speculative" or "non-investment grade" categories (international Long-term 'BB'-'D'; Short-term 'B' - 'D') either signal a higher probability of default or that a default has already occurred. Ratings imply no specific prediction of default probability. However, for example, it is relevant to note that over the long term, defaults on 'AAA' rated U.S. corporate bonds have averaged less than 0.10% per annum, while the equivalent rate for 'BBB' rated bonds was 0.35%, and for 'B' rated bonds, 3.0%.

Entities or issues carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

Fitch credit and other ratings are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security. The ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

Fitch program ratings relate only to standard issues made under the program concerned; it should not be assumed that these ratings apply to every issue made under the program. In particular, in the case of non-standard issues, i.e. those that are linked to the credit of a third party or linked to the performance of an index, ratings of these issues may deviate from the applicable program rating.

Credit ratings do not directly address any risk other than credit risk. In particular, these ratings do not deal with the risk of loss due to changes in market interest rates and other market considerations.

International Long-Term Credit Ratings

Investment Grade

AAA Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favourable business and economic environment.

CCC, CC,  High default risk. Default is a real possibility. Capacity for
C meeting financial commitments is solely reliant upon sustained, favourable business or economic developments. A 'CC' rating indicates that default of some kind appears probable. 'C' ratings signal imminent default.

DDD, DD,  Default. The ratings of obligations in this category are based on
D their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around
          90% - 100% of outstanding amounts and accrued interest. "DD' indicates potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

International Short-Term Credit Ratings

F1 Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3 Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favourable business and economic environment.

D         Default. Denotes actual or imminent payment default.

Notes to Long-term and Short-term ratings:

"+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-term rating category, to categories below 'CCC', or to Short-term ratings other than 'F1'.

'NR' indicates that Fitch does not rate the issuer or issue in question.

'Withdrawn': A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

A Rating Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, companies whose outlooks are `stable` could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. Occasionally, Fitch may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

                                       [LOGO OF NUVEEN INVESTMENTS APPEARS HERE]

--------------------------------------------------------------------------------
Nuveen Floating Rate Fund
--------------------------------------------------------------------------------

               Annual Report dated May 31, 2001
               -----------------------------------------------------------------

For investors seeking a high level of current income,
                                consistent with capital preservation.

[PHOTO APPEARS HERE]
                                      F-1

Table of Contents

 1  Dear Shareholder
 3  From the Portfolio Manager
 6  Fund Spotlight
 7  Portfolio of Investments
11  Statement of Net Assets
12  Statement of Operations
13  Statement of Changes in Net Assets
14  Statement of Cash Flows
15  Notes to Financial Statements
18  Financial Highlights
19  Report of Independent Accountants
21  Fund Information

              Must be preceded by or accompanied by a prospectus.

Dear Shareholder,

[PHOTO OF TIMOTHY SCHWERTFEGER APPEARS HERE]
--------------------------------------------------------------------------------
Timothy R. Schwertfeger
Chairman of the Board


At Nuveen Investments, we are committed to helping financial advisors and their clients invest well through all types of market conditions.

Over the past year, we've heard so many stories about investors who were drawn off course by placing a higher-than-usual proportion of their assets in high-risk investments. After the technology bubble burst, this overweighting led to significant investment losses that drove many investors to the sidelines, into a zone of uncertainty. As a result, many missed the attractive values compounding for those investors who continued to hold core portfolios of high-quality stocks and bonds, which continued to perform well while other market segments declined. Such experiences dramatically reinforce the importance of maintaining a consistent, long-term investment discipline and staying the course with a well-constructed, diversified portfolio.

Since 1898, generations of advisors, investors and their families have associated Nuveen with quality and dependability. Building on our heritage of leadership in municipal bond investing, we have broadened our expertise across an expanding array of equity and income investment disciplines. We will continue to seek ways to help advisors and investors participate in the many exciting investment opportunities available today. But no matter how much the investment environment might evolve, our core commitment remains to provide you and your advisor the means for building a balanced portfolio designed to systematically compound your wealth over time.

This report covers the Nuveen Floating Rate Fund, which seeks to provide income by investing primarily in senior secured bank debt.

Senior Loan Investing

Due to the priority claim on borrower assets provided by and the floating rate nature of senior loans, these investments may offer greater stability than some other types of subordinated debt investments, such as corporate bonds. When held within a diversified portfolio of municipal bond and stock investments, the Nuveen Floating Rate Fund may help to reduce the duration risk of longer-term fixed-income assets while offsetting any volatility that may be experienced in the equity portion.

In addition to the senior loan investment style, Nuveen offers fixed-income, core growth, enhanced growth and core value investment styles through a variety of vehicles including individually managed accounts, exchange-traded funds, mutual funds and defined portfolios.

For more information on any Nuveen investment, including a prospectus, contact your financial advisor, call Nuveen at (800) 621-7227 or visit our Internet site at www.nuveen.com. Before investing or sending money, please read the prospectus carefully.

Thank you for your continued confidence.

Sincerely,

/s/ Timothy R. Schwertfeger
Timothy R. Schwertfeger
Chairman of the Board
July 16, 2001

--------------------------------------------------------------------------------
Since 1898, generations of advisors, investors and their families have associated Nuveen with quality and dependability. This began with our heritage in municipal bonds and continues today across an expanding array of equity and income investment disciplines. We continue to broaden our investment expertise, to provide you and your advisors with the means for building balanced portfolios-- portfolios designed to help systematically compound your wealth over time.

From the Portfolio Manager
                                                       NUVEEN FLOATING RATE FUND
--------------------------------------------------------------------------------

Q.   What market environment did the fund experience during the last 12 months?

A. The fiscal period began just two weeks after the last of three interest rate increases by the Federal Reserve Board in 2000, and though the economy was beginning to show signs of slowing, fundamentals still appeared strong. In the months that followed, our key concern became rising petroleum prices, which we believed could have greater negative impact on the economy overall than tightened money supply. As we entered 2001, declines in corporate spending and faltering financial markets clearly pointed to a weakening economy, making the specter of rising energy costs all the more worrisome.

     The economic downturn reduced the underlying credit quality of some borrowers, spurring a liquidity crunch in the staunchly risk-adverse capital markets and evaporating vendor financing opportunities. Reduced availability of capital forced some companies to suspend or discontinue at least a portion of operations and raised the possibility that others would be unable to avoid a negative credit event.

     Though the market environment was fraught with challenges during the period, we have become hopeful that these circumstances may yield some potential bargains that could eventually make strong contributions to the fund's performance. We also believe that some of the prevailing pessimism may be an overreaction to the perceived state of the economy, and that in time this gloom may lift. Falling interest rates and possibly an improved energy policy coming out of Washington might help alleviate some of this concern by late 2001.

Q. How did the fund perform on a total return basis during the fiscal year ended May 31, 2001, and what factors influenced its returns?

A. As shown in the chart on the following page, the fund outperformed its peer group average total returns for the one-year period and since inception. We credit this strong performance to our continued focus on credit quality and the decision to exit some negative situations before facing a major price deterioration. With the turbulence in the markets, we must react quickly to any signs of weakening credit quality within fund holdings.


Your Investment
Management Team
--------------------------------------------------------------------------------

Nuveen is dedicated to providing investors access to a team of highly experienced investment managers, each overseeing portfolios within their specific areas of expertise. Nuveen has chosen them for their rigorously disciplined investment approaches and their consistent long-term performance.

Drawing on decades of experience and specialized knowledge, these skilled asset managers have earned reputations for excellence in their fields of expertise, whether it is senior loans, blue-chip growth stocks, large-cap value stocks, bonds or international securities. Nuveen's Senior Loan Asset Management team is led by Executive Managing Director Jeffrey Maillet. Jeff has managed senior floating rate loan products since the market's beginnings almost 20 years ago. He most recently managed more than $13 billion in this asset class before creating Nuveen's senior loan investment team. In total, he has managed the purchase of more than 2,000 senior bank issues totaling $28 billion.

Because credit research is vital to a floating rate fund, it's important to know that Jeff is supported by an experienced team of analysts. Together, these professionals follow a well-defined, disciplined investment process to seek opportunities in the senior loan market.

--------------------------------------------------------------------------------
The views expressed in this report reflect those of Nuveen Senior Loan Asset Management (NSLAM) only through the end of the reporting period indicated on the cover. NSLAM's views are subject to change at any time, based on market and other conditions.


Annualized Total Returns as of 5/31/01/1/

                                     One-Year  Since Inception/2/
Floating Rate                          3.54%        4.81%
Class B Shares at NAV
Lipper Loan Participation              3.25%        4.03%
Funds category average/3/

These returns handily outpaced major stock indices during this period, including the Nasdaq, which plummeted -37.80 percent, and the S&P 500, down -10.55 percent. The difficulties experienced in the equity markets during the period illustrate how a diversified asset allocation plan that includes investments like the Nuveen Floating Rate Fund may help to reduce an investor's overall risk.

The fund's dividend should rise when interest rates increase, and fall when interest rates decline. As such, the fund's dividend was increased in September 2000. The fund reduced its monthly dividend in March 2001 and again in May following the Fed's aggressive cuts in the federal funds rate, which was eased by a total of 250 basis points through May 2001. After the reporting period, the fund again reduced its dividend. However, we believe the fund's dividend remains extremely competitive.

NAV hovered between $9.80 and $10.01, before falling to $9.54 in mid-May 2001. This decline is attributable to escalating default rates, which have increased during the last two years to create a significant amount of uncertainty in the market today.

Q. What about the escalation of corporate defaults and how are they affecting the market?

A. Defaults clearly have had a negative impact on fund performance. However, by providing a priority claim on the borrower's assets, a loan's senior status can improve chances of an ultimate recovery. Portfolio Manager Data
     (PMD) analyzed 423 senior loans from the point of default to ultimate recovery on assets for the period between 1988 and 2000. The study found that the average recovery rate on defaulted senior secured bank debt was about 84 percent. By comparison, defaults in subordinated debt such as corporate bonds had a recovery rate of just 30% during the same period.

Your Fund's
Investment
Objective
-------------------------------------------------------------------------------

The investment objective of the fund is to provide you with attractive income and potential for capital preservation from a portfolio of carefully researched senior bank loans.

-------------------------------------------------------------------------------
Returns are historical and do not guarantee future performance. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than their original cost. Performance of classes will differ. For additional information, please see the fund prospectus.

The fund, whose shares are continuously offered at NAV, is required to offer to repurchase shares from investors each quarter. When the fund offers to repurchase shares, investors can receive cash or may exchange their shares into the same class of shares of Nuveen's mutual funds at NAV.

/1/ Performance figures are quoted for Class B shares at net asset value. Comments cover the period ended May 31, 2001.

/2/ Fund inception date is 11/29/99. This data represents returns for the period 11/30/99-5/31/01, as returns for the Lipper Loan Participation Funds Category are calculated on a calendar-month basis.

/3/ For the Nuveen Floating Rate Fund, the Lipper Peer Group returns represent the average annualized total return of the 38 funds in the Lipper Loan Participation Funds Category for the one-year period ended May 31, 2001, and 33 funds for the period since inception.

     PMD also looked at recovery rates between 1997 and 2000. This period is interesting not only because it reflects more recent activity, but also because the number of defaults was notably higher than historical averages. PMD found that the average recovery rate on the 97 loans that defaulted and were worked out during this time was 79.3 percent, still significantly higher than for subordinated debt.

     Keep in mind that the 150 loans that defaulted during the period have not yet been worked out, and the ultimate resolution of these issues could weigh heavily on the average recovery rate. However, this preliminary data looks very favorable. The strong recovery rate on more recently defaulted senior bank loans may also suggest that low prices on distressed securities in the current market could offer tremendous value.

Q. What is your outlook for the senior loan market and plans for the Nuveen Floating Rate Fund?

A. We feel that much of the pricing pressure may ease and default rates should fall once a turnaround occurs in the economy. Falling interest rates should have a favorable impact on the level of economic growth as well as ease the interest burden on many borrowers. While bumpiness may continue through the third quarter, we are hopeful that the marketplace may see some improvement toward the end of 2001.

     We will continue to evaluate various sectors and credits in an attempt to identify opportunities that may arise out of the uncertainty. The supply of new senior loan assets experienced a slight fall off, but quality has appeared to increase. Looking at individual loans, we feel there is a substantial amount of value given current trading levels. Our efforts will focus on taking advantage of opportunities in the strongest sectors of the senior loan market while being mindful of the current uncertainty within the market overall.

How Your Fund
Pursues Its
Objective
-------------------------------------------------------------------------------

Nuveen Floating Rate Fund is a non-diversified, closed-end management investment company that is continuously offered. The Fund's investment objective is to seek a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective primarily by investing in senior secured loans whose interest rates float or adjust periodically based upon a benchmark interest rate index.

Fund Spotlight as of 5-31-01
                                                       NUVEEN FLOATING RATE FUND
--------------------------------------------------------------------------------

Quick Facts

                             A Shares    B Shares    C Shares    R Shares
---------------------------------------------------------------------------
NAV                          $9.55       $9.55       $9.55       $9.53
---------------------------------------------------------------------------
CUSIP                        67066U103   67066U202   67066U301   67066U400
---------------------------------------------------------------------------
Latest Dividend/1/           $0.0630     $0.0575     $0.0570     $0.0650
---------------------------------------------------------------------------
Inception Date               11/99       11/99       11/99       11/99
---------------------------------------------------------------------------


Annualized Total Returns/2/

                             as of May 31, 2001       as of March 31, 2001
A Shares                                    NAV                        NAV
1 - Year                                  4.23%                      6.88%
---------------------------------------------------------------------------
Since Inception                           5.50%                      7.14%
---------------------------------------------------------------------------

B Shares                     NAV          w/EWC         NAV          w/EWC
1 - Year                   3.54%          1.15%       6.18%          3.73%
---------------------------------------------------------------------------
Since Inception            4.81%          3.31%       6.44%          4.76%
---------------------------------------------------------------------------

C Shares                                   NAV                         NAV
1 - Year                                  3.42%                      6.16%
---------------------------------------------------------------------------
Since Inception                           4.68%                      6.39%
---------------------------------------------------------------------------

R Shares                                   NAV                         NAV
1 - Year                                  4.27%                      7.03%
---------------------------------------------------------------------------
Since Inception                           5.61%                      7.31%
---------------------------------------------------------------------------

Top Five Senior Loan Issuers/3/

Mueller Group, Inc.          3.7%
---------------------------------
Wyndham International, Inc.  3.7%
---------------------------------
Micro Warehouse, Inc.        3.4%
---------------------------------
Superior Telecom             3.2%
---------------------------------
Hercules, Inc.               3.0%
---------------------------------

Top Five Industries/3/
---------------------------------
Diversified Manufacturing
8.2%

Containers, Packaging & Glass
6.1%

Hotels, Motels, Inns & Gaming
6.0%

Utilities
6.0%

Aerospace/Defense
5.6%


Portfolio Stats
---------------------------------
Total Net Assets
$134.3 million

Number of Senior Loans
65

--------------------------------------------------------------------------------
Returns are historical and do not guarantee future performance. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than their original cost. Performance of classes will differ. For additional information, please see the fund prospectus.

The fund, whose shares are continuously offered at NAV, is required to offer to repurchase shares from investors each quarter. When the fund offers to repurchase shares, investors can receive cash or may exchange their shares into the same class of shares of Nuveen's mutual funds at NAV.

/1/  Paid June 1, 2001.  This fund accrues daily.

/2/ Class B shares have an Early Withdrawal Charge (EWC) that declines from 3% to 0% over 5 years. Class C shares have an EWC of 1% for redemptions within one year, which is not reflected in the one-year total return. Class A and R shares are available under limited circumstances.

/3/  Based on total investments as of May 31, 2001.

                 Portfolio of Investments
                 Nuveen Floating Rate Fund
                 May 31, 2001

                                                       Ratings*
 Principal                                          --------------     Stated
Amount (000)      Description                       Moody's    S&P    Maturity**   Market Value
-----------------------------------------------------------------------------------------------
                  VARIABLE RATE SENIOR LOAN
                  INTERESTS(/1/) and INTEREST
                  BEARING SECURITIES - 85.3%

                  Aerospace/Defense - 5.6%

$  3,000          Alliant Techsystems, Inc.,        Ba2         BB-    04/20/09    $3,041,875
                   Term Loan B

   3,000          DeCrane Aircraft Holdings,         B2          B+    12/17/06     2,996,250
                   Inc., Term Loan D

   1,454          Vought Aircraft Industries,        NR          NR    07/24/06     1,454,450
                   Inc., Term Loan A

---------------------------------------------------------------------------------------------
                                                                                    7,492,575
---------------------------------------------------------------------------------------------
                  Automotive - 0.7%

   1,000          Metaldyne                         Ba3         BB-    11/28/08       930,000
                   Corporation/Metalyc
                   Company, LLC, Term Loan B

---------------------------------------------------------------------------------------------
                  Beverage, Food & Tobacco -
                   0.7%

     887          Merisant Company, Term Loan       Ba3         BB-    03/31/07       889,144
                   B

---------------------------------------------------------------------------------------------
                  Broadcasting/Cable - 2.2%

   1,000          Century Cable Holdings,           Ba3          BB    12/31/09     1,000,000
                   LLC, Term Loan B

   2,000          Insight Midwest Holdings,         Ba3         BB+    12/31/09     2,016,250
                   LLC, Term Loan B

---------------------------------------------------------------------------------------------
                                                                                    3,016,250
---------------------------------------------------------------------------------------------
                  Buildings & Real Estate -
                   3.3%

   3,985          NRT, Inc., Term Loan              Ba3          NR    07/31/04     3,945,113

   1,000          Washington Group                    C          CC    07/01/10        90,000
                   International, Bond (a)(b)

     995          Washington Group                 Caa3         CCC    07/07/07       425,363
                   International, Term Loan B

---------------------------------------------------------------------------------------------
                                                                                    4,460,476
---------------------------------------------------------------------------------------------
                  Cargo Transportation - 1.4%

     988          North American Van Lines,          B1          B+    11/18/07       925,781
                   Term Loan B

     926          RailAmerica, Inc., Term           Ba3         BB-    12/31/06       930,263
                   Loan B

---------------------------------------------------------------------------------------------
                                                                                    1,856,044
---------------------------------------------------------------------------------------------
                  Chemicals, Plastics &
                  Rubber - 5.5%

   2,625          CP Kelco ApS, Term Loan B          B1          B+    03/31/08     2,539,688

     875          CP Kelco ApS, Term Loan C          B1          B+    09/30/08       844,375

   3,990          Hercules, Inc., Term Loan D       Ba1          BB    11/15/05     4,004,963

---------------------------------------------------------------------------------------------
                                                                                    7,389,026
---------------------------------------------------------------------------------------------
                  Construction Materials -
                   3.7%

   4,950          Mueller Group, Inc., Term          B1          B+    05/05/08     4,984,031
                   Loan D

---------------------------------------------------------------------------------------------
                  Containers, Packaging &
                   Glass - 6.2%

   1,000          Greif Bros. Corporation,          Ba3          BB    02/28/08     1,007,500
                   Term Loan B

   1,691          Stone Container                   Ba3          B+    10/01/03     1,699,781
                   Corporation, Term Loan C

   1,557          Stone Container                   Ba3          B+    10/01/03     1,565,306
                   Corporation, Term Loan D

   993            Tekni-Plex, Inc., Term Loan        B1          B+    06/21/08       960,244
                   B

 3,000            United States Can Company,         B1         BB-    10/04/08     2,992,500
                   Term Loan B

---------------------------------------------------------------------------------------------
                                                                                    8,225,331
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

                                      F-9

                 Portfolio of Investments
                 Nuveen Floating Rate Fund (continued)
                 May 31, 2001

                                                       Ratings*
 Principal                                          --------------     Stated
Amount (000)      Description                       Moody's    S&P    Maturity**   Market Value
-----------------------------------------------------------------------------------------------
                  Diversified Manufacturing -
                   8.3%
$    768          Actuant Corp., Term Loan B        B1        BB-     07/30/08     $  767,966

   1,975          Blount, Inc., Term Loan B         B1          B     06/30/06      1,960,353

   2,000          Dresser, Inc., Term Loan B       Ba3        BB-     04/10/09      2,016,875

   1,990          GenTek, Inc., Term Loan C        Ba3         BB     10/31/07      1,920,350

   4,883          Superior Telecom, Term Loan       B2         B+     11/27/05      4,296,914
                   B

-----------------------------------------------------------------------------------------------
                                                                                   10,962,458
-----------------------------------------------------------------------------------------------
                  Ecological - 2.6%

   1,182          Allied Waste North America,      Ba3 ------- BB     07/21/06      1,180,249
                   Term Loan B

   1,418          Allied Waste North America,      Ba3         BB     07/21/07      1,416,298
                   Term Loan C

     900          Stericycle, Inc., Term Loan       B1        BB-     11/10/06        901,125
                   B

-----------------------------------------------------------------------------------------------
                                                                                    3,497,672
-----------------------------------------------------------------------------------------------
                  Electronics/Electronic
                  Services - 2.2%

   1,995          AMI Semiconductor, Inc.,         Ba3        BB-     12/21/06      1,987,519
                   Term Loan B

     995          Seagate Technology                NR        BB+     11/22/06        985,050
                   Holdings, Inc., Term Loan B

-----------------------------------------------------------------------------------------------
                                                                                    2,972,569
-----------------------------------------------------------------------------------------------
                  Farming & Agricultural -
                   0.7%

     964          Shemin Holdings                   NR         NR     01/28/07        954,643
                   Corporation, Term Loan B

-----------------------------------------------------------------------------------------------
                  Finance & Banking - 1.3%

   2,000          Finova Group, Inc., The           NR         NR     05/16/03      1,720,000
                   Revolver 2003 (a)(b)

-----------------------------------------------------------------------------------------------
                  Grocery - 2.2%

   2,992          Pathmark Stores, Inc., Term       NR         NR     07/15/07      2,999,046
                   Loan B

-----------------------------------------------------------------------------------------------
                  Healthcare - 1.5%

   2,000          Traid Hospitals, Inc., Term      Ba3         B+     09/30/08      2,017,500
                   Loan B

-----------------------------------------------------------------------------------------------
                  Healthcare & Beauty Aids -
                   1.5%

   2,000          Advance PCS, Term Loan B         Ba3         BB     10/02/07      2,017,500

-----------------------------------------------------------------------------------------------
                  Home & Office Furnishings,
                  Housewares & Durable
                  Consumer Products - 3.6%

   1,989          Collins & Aikman                 Ba3        BB-     01/25/08      1,981,869
                   Floorcoverings, Inc., Term
                   Loan B

   2,903          Jostens, Inc., Term Loan B        B1        BB-     05/31/08      2,908,473

-----------------------------------------------------------------------------------------------
                                                                                    4,890,342
-----------------------------------------------------------------------------------------------
                  Hotels, Motels, Inns &
                  Gaming - 6.0%

   2,475          Aladdin Gaming, LLC, Term         B3         NR     12/31/08      2,128,500
                   Loan D

     528          Isle of Capri Casinos,           Ba2        BB-     03/02/06        528,825
                   Inc., Term Loan B

     462          Isle of Capri Casinos,           Ba2        BB-     03/02/07        462,722
                   Inc., Term Loan C

   1,563          Wyndham International,            NR         NR     06/30/04      1,554,688
                   Inc., Increasing Rate Loan

   3,438          Wyndham International,            NR         NR     06/30/06      3,411,719
                   Inc., Term Loan B

-----------------------------------------------------------------------------------------------
                                                                                    8,086,454
-----------------------------------------------------------------------------------------------
                  Leisure & Entertainment -
                   0.7%

     983          Bally Total Fitness Holding       B1         B+     11/10/04        983,641
                   Corporation, Term Loan

-----------------------------------------------------------------------------------------------

                                     F-10

                                                       Ratings*
 Principal                                          --------------     Stated
Amount (000)      Description                       Moody's    S&P    Maturity**   Market Value
-----------------------------------------------------------------------------------------------
                  Machinery - 1.5%

$  1,986          Flowserve Corp., Term Loan B        B1       BB-    06/30/08    $2,004,584

-----------------------------------------------------------------------------------------------
                  Non-Durable Consumer Products -
                   0.7%

   1,000          Playtex Products, Inc., Term Loan  Ba3       BB-     05/31/09      999,000
                   B

-----------------------------------------------------------------------------------------------
                  Paper & Forest Products - 0.1%

   4,500          California Pollution Control        NR        NR     07/01/19      180,000
                   Financing Authority, CanFibre of
                   Riverside Project, Bond (a)(b)

-----------------------------------------------------------------------------------------------
                  Personal & Miscellaneous
                   Services - 1.1%

   1,423          Weight Watchers International,     Ba2        B+     09/30/06    1,437,976
                   Inc., Transferable Loan
                   Certificate Facility

-----------------------------------------------------------------------------------------------
                  Retail/Catalog - 3.4%

   4,670          Micro Warehouse, Inc., Term Loan    B1        BB-    01/31/07    4,530,386
                   B

-----------------------------------------------------------------------------------------------
                  Retail/Oil & Gas - 1.9%

   2,500          TravelCenters of America, Inc.,    Ba3        BB     11/14/08    2,528,125
                   Term Loan B

-----------------------------------------------------------------------------------------------
                  Retail/Stores - 3.5%

     845          Rent-A-Center, Term Loan D         Ba3        BB-    12/31/07      846,970

   1,940          SDM Corporation, Term Loan C       Ba3        BB     02/04/08    1,950,218

   1,940          SDM Corporation, Term Loan E       Ba3        BB     02/04/09    1,950,218

-----------------------------------------------------------------------------------------------
                                                                                   4,747,406
-----------------------------------------------------------------------------------------------
                  Telecommunications/Cellular/PCS -
                   2.4%

     176          Airgate PCS, Inc., Tranche 1 Loan   NR        NR     06/06/07      174,357

     547          Airgate PCS, Inc., Tranche 2 Loan   NR        NR     09/30/08      531,270

     503          American Cellular Corporation,     Ba3       BB-     03/31/08      498,054
                   Term Loan B

     575          American Cellular Corporation,     Ba3       BB-     03/31/09      569,205
                   Term Loan C

   1,500          Voicestream PCS Holdings, Term      B1        B+     02/25/09    1,496,719
                   Loan B

-----------------------------------------------------------------------------------------------
                                                                                   3,269,605
-----------------------------------------------------------------------------------------------
                  Telecommunications/Competitive
                   Local Exchange Carrier (CLEC) -
                   0.6%

   3,000          WCI Capital Corporation, Term     Caa3         D     09/30/07      780,000
                   Loan B (b)

-----------------------------------------------------------------------------------------------
                  Telecommunications/Hybrid - 0.8%

   1,000          360 Networks Holdings, Inc., Term   B1       BB-     12/31/07      438,333
                   Loan B (b)

     667          Global Crossing holdings, Ltd.,    Ba1 B     BB-     06/30/06      663,958
                   Term Loan B

-----------------------------------------------------------------------------------------------
                                                                                   1,102,291
-----------------------------------------------------------------------------------------------
                  Telecommunications/Satellite -
                   2.7%

   3,993          Satelites Mexicanos SA DE CV,       B1        B+     06/30/04    3,673,560
                   Loan

-----------------------------------------------------------------------------------------------
                  Transportation/Rail
                   Manufacturing - 0.7%

     998          Kansas City Southern Railway       Ba1       BB+     12/29/06    1,004,773
                   Company, Term Loan B

-----------------------------------------------------------------------------------------------
                                     F-11


                 Portfolio of Investments
                 Nuveen Floating Rate Fund (continued)
                 May 31, 2001

                                                       Ratings*
 Principal                                          --------------     Stated
Amount (000)      Description                       Moody's    S&P    Maturity**   Market Value
-----------------------------------------------------------------------------------------------
                  Utilities - 6.0%

$  3,000          AES EDC Funding II, LLC,          NR         NR     10/06/03     $  2,998,125
                   Term Loan

   3,008          AES Texas Funding III,            NR         NR     03/31/02        3,011,452
                   LLC, Term Loan

     990          TNP Enterprises, Inc.,           Ba2        BB+     03/30/06          990,000
                   Term Loan

     995          Western Resources, Inc.,          NR         NR     03/17/03        1,003,705
                   Term Loan B

------------------------------------------------------------------------------------------------
                                                                                      8,003,282
------------------------------------------------------------------------------------------------
                  Total Variable Rate Senior                                        114,605,690
                   Loan Interests and
                   Interest Bearing
                   Securities (cost
                   $119,267,867)
------------------------------------------------------------------------------------------------
                  SHORT-TERM INVESTMENTS -
                    14.7%

                  Commercial Paper:

   4,000          Albertson's, Inc.,                                  06/04/01        3,998,600
                   yielding 4.20%

   4,000          Chevron Phillips, yielding                          06/01/01        4,000,000
                   4.30%

   3,150          Cooper Tire, yielding                               06/01/01        3,150,000
                   4.30%

   1,042          Earthgrains Co., yielding                           06/01/01        1,042,000
                   4.40%

                  Phillips Petroleum Co.:
   3,000           Yielding 4.35%                                     06/01/01        3,000,000
     518           Yielding 4.30%                                     06/01/01          518,000

   4,000          Texas Utilities Company,                            06/01/01        4,000,000
                   yielding 4.45%
------------------------------------------------------------------------------------------------
                  Total Short-Term                                                   19,708,600
                   Investments (cost
                   $19,708,600)
------------------------------------------------------------------------------------------------
                  Total Investments (cost                                           134,314,290
                   $138,976,467) - 100.0%
------------------------------------------------------------------------------------------------
                  Other Assets Less                                                      (9,205)
                   Liabilities - 0.0%
------------------------------------------------------------------------------------------------
                  Net Assets - 100%                                                $134,305,085
------------------------------------------------------------------------------------------------

NR = Not rated.
* Bank loans rated below Baa by Moody's Investor Service, Inc. or BBB by Standard & Poor's Group are considered to be below investment grade. Ratings are not covered by the Report of Independent Accoun-tants.
** Senior Loans in the Fund's portfolio generally are subject to man-datory and/or optional prepayment. Because of these mandatory pre-payment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of Senior Loans in the Fund's portfolio may occur. As a result, the actual remain-ing maturity of Senior Loans held in the Fund's portfolio may be substantially less than the stated maturities shown. The Fund estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.
(1) Senior Loans in which the Fund invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are gener-ally (i) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate ("LIBOR"), (ii) the prime rate offered by one or more major United States banks, and (iii) the certificate of deposit rate. Senior loans are gen-erally considered to be restricted in that the Fund ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a Senior Loan.
(a) During or subsequent to the fiscal year ended May 31, 2001, the Senior Loan or interest bearing security was non-income producing.
(b) During or subsequent to the fiscal year ended May 31, 2001, the borrower or issuer filed for protection in federal bankruptcy court.



                                 See accompanying notes to financial statements.
--------------------------------------------------------------------------------

                 Statement of Net Assets
                 Nuveen Floating Rate Fund
                 May 31, 2001


--------------------------------------------------------------------------------
Assets
Investments, at market value (cost $138,976,467)                    $134,314,290
Cash                                                                         819
Receivables:
 Interest                                                              1,175,511
 Shares sold                                                             200,687
Other assets                                                               2,878
--------------------------------------------------------------------------------
  Total assets                                                       135,694,185
--------------------------------------------------------------------------------
Liabilities
Distribution and service fees                                            108,112
Dividends payable                                                        852,594
Management fees                                                          157,172
Other liabilities                                                        271,222
--------------------------------------------------------------------------------
  Total liabilities                                                    1,389,100
--------------------------------------------------------------------------------
Net assets                                                          $134,305,085
--------------------------------------------------------------------------------
Class A Shares
Net assets                                                          $  5,352,832
Shares outstanding                                                       560,668
Net asset value per share                                           $       9.55
--------------------------------------------------------------------------------
Class B Shares
Net assets                                                          $ 30,963,512
Shares outstanding                                                     3,243,698
Net asset value per share                                           $       9.55
--------------------------------------------------------------------------------
Class C Shares
Net assets                                                          $ 95,891,157
Shares outstanding                                                    10,041,656
Net asset value per share                                           $       9.55
--------------------------------------------------------------------------------
Class R Shares
Net assets                                                          $  2,097,584
Shares outstanding                                                       219,993
Net asset value per share                                           $       9.53
--------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

-------------------------------------------------------------------------------
                                     F-13

                 Statement of Operations
                 Nuveen Floating Rate Fund
                 Year Ended May 31, 2001


---------------------------------------------------------------------------------
Investment Income
Interest                                                             $10,726,837
Fees                                                                      39,453
---------------------------------------------------------------------------------
Total investment income                                               10,766,290
---------------------------------------------------------------------------------
Expenses
Management fees                                                          820,096
Service fees - Class A                                                    12,592
Distribution and service fees - Class B                                  219,527
Waiver of distribution fees - Class B                                    (21,932)
Distribution and service fees - Class C                                  724,888
Shareholders' servicing agent fees and expenses                          306,484
Custodian's fees and expenses                                            460,383
Trustees' fees and expenses                                               12,340
Professional fees                                                         24,972
Shareholders' reports - printing and mailing expenses                     73,093
Federal and state registration fees                                       60,491
Other expenses                                                            35,717
---------------------------------------------------------------------------------
Total expenses                                                         2,728,651
 Expense reimbursement and waivers from the Adviser                     (557,919)
---------------------------------------------------------------------------------
Net expenses                                                           2,170,732
---------------------------------------------------------------------------------
Net investment income                                                  8,595,558
---------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) from Investments
Net realized gain (loss) from investment transactions                   (726,818)
Change in net unrealized appreciation (depreciation) of
 investments                                                          (4,707,971)
---------------------------------------------------------------------------------
Net gain (loss) from investments                                      (5,434,789)
---------------------------------------------------------------------------------
Net increase in net assets from operations                           $ 3,160,769
---------------------------------------------------------------------------------

                                  See accompanying notes to financial statements.

---------------------------------------------------------------------------------

                                     F-14

                 Statement of Changes in Net Assets
                 Nuveen Floating Rate Fund

                                                                                       11/29/99
                                                                                  (commencement
                                                                                             of
                                                                                    operations)
                                                             Year Ended                 through
                                                                5/31/01                 5/31/00
------------------------------------------------------------------------------------------------
Operations
Net investment income                                      $  8,595,558             $ 1,749,558
Net realized gain (loss) from investment
 transactions                                                  (726,818)                  2,961
Change in net unrealized appreciation
 (depreciation) of investments                               (4,707,971)                 45,793
------------------------------------------------------------------------------------------------
Net increase in net assets from operations                    3,160,769               1,798,312
------------------------------------------------------------------------------------------------
Distributions to Shareholders
From and in excess of net investment income:
 Class A                                                       (442,851)                (56,996)
 Class B                                                     (1,777,218)               (218,767)
 Class C                                                     (5,786,040)               (861,195)
 Class R                                                       (889,027)               (644,320)
From accumulated net realized gains from
 investment transactions:
 Class A                                                           (136)                     --
 Class B                                                           (595)                     --
 Class C                                                         (1,965)                     --
 Class R                                                           (267)                     --
------------------------------------------------------------------------------------------------
Decrease in net assets from distributions to
 shareholders                                                (8,898,099)             (1,781,278)
------------------------------------------------------------------------------------------------
Fund Share Transactions
Net proceeds from sale of shares                             91,072,906              68,520,246
Net proceeds from shares issued to shareholder
 due to reinvestment of distributions                         4,058,372                 447,137
------------------------------------------------------------------------------------------------
                                                             95,131,278              68,967,383
Cost of shares redeemed                                     (23,672,020)               (501,260)
------------------------------------------------------------------------------------------------
Net increase in net assets from Fund share
 transactions                                                71,459,258              68,466,123
------------------------------------------------------------------------------------------------
Net increase in net assets                                   65,721,928              68,483,157
Net assets at the beginning of period                        68,583,157                 100,000
------------------------------------------------------------------------------------------------
Net assets at the end of period                            $134,305,085             $68,583,157
------------------------------------------------------------------------------------------------
Accumulated distributions in excess of net
 investment income at the end of period                    $   (331,298)            $   (31,720)
------------------------------------------------------------------------------------------------

                                                 See accompanying notes to financial statements.

-------------------------------------------------------------------------------
                                     F-15

                 Statement of Cash Flows
                 Nuveen Floating Rate Fund
                 Year Ended May 31, 2001


---------------------------------------------------------------------------------
Change in Net Assets from Operations                                 $  3,160,769
----------------------------------------------------------------------------------
Adjustments to Reconcile the Change in Net Assets from
 Operations to Net Cash used for Operating Activities:
 Increase in investments at value                                     (65,612,026)
 Increase in interest receivable                                         (706,865)
 Decrease in receivable from shares sold                                  605,943
 Increase in other assets                                                  (1,084)
 Increase in management fees                                              144,704
 Increase in distribution and service fees                                 67,495
 Increase in other liabilities                                             40,357
----------------------------------------------------------------------------------
 Net cash used for operating activities                               (62,300,707)
----------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Proceeds from shares sold                                              91,072,906
Cost of shares redeemed                                               (23,672,020)
Cash dividends paid                                                    (4,414,789)
Decrease in cash overdraft                                               (684,571)
----------------------------------------------------------------------------------
 Net cash provided by financing activities                             62,301,526
----------------------------------------------------------------------------------
Net Increase in Cash                                                          819
Cash at the beginning of year                                                  --
----------------------------------------------------------------------------------
Cash at the End of Year                                              $        819
----------------------------------------------------------------------------------

                                   See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                     F-16

Notes to Financial Statements

1. General Information and Significant Accounting Policies
The Nuveen Floating Rate Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund was organized as a Massachusetts business trust on June 28, 1999. Prior to commencement of operations on November 29, 1999, the Fund had no operations other than those related to organizational matters and the initial capital contribution of $100,000 by Nuveen Senior Loan Asset Management Inc. (the "Adviser"), a wholly owned subsidiary of The John Nuveen Company.

The Fund seeks to provide a high level of current income, consistent with preservation of capital by investing primarily in senior secured loans whose interest rates float or adjust periodically based on a benchmark interest rate index. The Fund may also periodically borrow money (either directly from banks or by issuing debt), the proceeds of which will be invested in senior loans.

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements in accordance with accounting principles generally accepted in the United States.

Investment Valuation
The prices of senior loans in the Fund's investment portfolio are provided by independent pricing services approved by the Fund's Board of Trustees. The pricing service providers typically value senior loans at the mean of the highest bona fide bid and the lowest bona fide ask prices when current quotations are readily available. Senior loans for which current quotations are not readily available are valued at fair value using a wide range of market data and other information and analysis, including credit characteristics considered relevant by such pricing service providers to determine valuations. The Board of Trustees of the Fund has approved procedures which permit the Adviser to override the price provided by the independent pricing service. There were no senior loan price overrides during the fiscal year ended May 31, 2001. Short term investments which mature within 60 days are valued at amortized cost, which approximates market value.

The senior loans in which the Fund invests are generally not listed on any exchange and the secondary market for those senior loans is comparatively illiquid relative to markets for other fixed income securities. Because of the comparatively illiquid markets, the value of a senior loan may differ significantly from the value that would have been used had there been an active market for that senior loan.

On May 21, 2001, the Adviser substituted its valuation for JJ Kenny's price on the California Pollution Control Financing Authority, CanFibre of Riverside Project bond. On the following day, JJ Kenny repriced the bonds in line with the Adviser's valuation.

Investment Transactions
Investment transactions are recorded on a trade date basis.

Investment Income
Interest income is determined on the basis of interest accrued, adjusted for amortization of premiums and accretion of discounts. Facility fees on senior loans purchased are treated as market discounts. Market premiums and discounts are amortized over the expected life of each respective borrowing. Fees consist primarily of amendment fees. Amendment fees are earned as compensation for reviewing and accepting changes to the original credit agreement.

Dividends and Distributions to Shareholders
The Fund intends to declare daily and pay monthly dividends from net investment income. Generally payment is made or reinvestment is credited to shareholder accounts on the first business day after month-end. Net realized capital gains from investment transactions, if any, are distributed to shareholders not less frequently than annually. Furthermore, capital gains are distributed only to the extent they exceed available capital loss carryforwards.

The amount and timing of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States. Accordingly, temporary over-distributions as a result of these differences may occur and will be classified as either distributions in excess of net investment income and/or distributions in excess of net realized gains from investment transactions, where applicable.

Income Taxes
The Fund intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its net investment income to its shareholders. Therefore, no federal income tax provision is required.

Flexible Sales Charge Program
The Fund offers Class A, B, C and R Shares. Class A Shares can be purchased at net asset value per share only upon conversion of Class B Shares, through an exchange of Class A Shares of certain Nuveen mutual funds, by reinvesting distributions from any Nuveen Defined Portfolio, or under certain other limited circumstances. Class A Shares are subject to a service fee of 0.25% of the average daily net assets. Class B Shares can be purchased at net asset value per share without any initial sales charge. Class B

-------------------------------------------------------------------------------

Shares are subject to a distribution fee of up to 0.75% (currently 0.65% as a result of a voluntary expense limitation) of the average daily net assets and a service fee of 0.25% of the average daily net assets. An investor purchasing Class B Shares agrees to pay any early withdrawal charge ("EWC") of up to 3% depending upon the length of time the shares are held by the investor (EWC is reduced to 0% at the end of five years). Class B Shares convert to Class A Shares six years after purchase. Class C Shares can be purchased at net asset value per share without any initial sales charge. Class C Shares are subject to a distribution fee of 0.75% of the average daily net assets and a service fee of 0.25% of the average daily net assets. An investor purchasing Class C Shares agrees to pay an EWC of 1% if Class C Shares are redeemed within one year of purchase. Class R Shares are not subject to any sales charge or distribution or service fees. Class R Shares are available only under limited circumstances.

Derivative Financial Instruments
The Fund may invest in certain derivative financial instruments including futures, forward, swap and option contracts, and other financial instruments with similar characteristics. Although the Fund is authorized to invest in such financial instruments, and may do so in the future, it did not make any such investments during the fiscal year ended May 31, 2001.

Expense Allocation
Expenses of the Fund that are not directly attributable to a specific class of shares are prorated among the classes based on the relative net assets of each class. Expenses directly attributable to a class of shares, which presently only includes distribution and service fees, are recorded to the specific class.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from those estimates.

Audit Guide
In November 2000, the American Institute of Certified Public Accountants (AICPA) issued a revised version of the AICPA Audit and Accounting Guide for Investment Companies (the "Guide"). The Guide is effective for annual financial statements issued for fiscal years beginning after December 15, 2000. It is not anticipated that the adoption of the Guide will have a significant effect on the financial statements.

2. Fund Shares
Transactions in Fund shares were as follows:

                                                      11/29/99
                                                  (commencement of
                                                 operations) through
                        Year ended 5/31/01             5/31/00
                      ------------------------  ----------------------
                          Shares        Amount     Shares       Amount
-----------------------------------------------------------------------
Shares sold:
 Class A                 410,653  $  4,093,754    217,180  $ 2,171,547
 Class B               2,322,863    23,008,984  1,043,389   10,431,659
 Class C               6,366,560    63,108,820  3,943,184   39,425,872
 Class R                  87,058       861,348  1,649,139   16,491,168
Shares issued to
 shareholders due to
 reinvestment of
 distributions:
 Class A                  26,272       259,905      2,436       24,354
 Class B                  68,484       668,909      7,202       72,000
 Class C                 307,992     3,030,839     33,712      337,015
 Class R                   9,998        98,719      1,377       13,768
-----------------------------------------------------------------------
                       9,599,880    95,131,278  6,897,619   68,967,383
-----------------------------------------------------------------------
Shares redeemed:
 Class A                 (98,351)     (969,424)       (22)        (216)
 Class B                (196,483)   (1,933,576)    (4,257)     (42,573)
 Class C                (566,445)   (5,573,590)   (45,847)    (458,471)
 Class R              (1,530,079)  (15,195,430)        --           --
-----------------------------------------------------------------------
                      (2,391,358)  (23,672,020)   (50,126)    (501,260)
-----------------------------------------------------------------------
Net increase           7,208,522  $ 71,459,258  6,847,493  $68,466,123
-----------------------------------------------------------------------

The Fund will make quarterly offers to repurchase shares at net asset value (each, a "Repurchase Offer"). The next Repurchase Offer is scheduled to occur in September 2001. The results of the June 2001 Repurchase Offer are as follows:

                  Shares              Amount
--------------------------------------------
 Class A          16,693          $  159,417
 Class B          65,478             625,319
 Class C         533,563           5,095,530
 Class R              --                  --
--------------------------------------------

-------------------------------------------------------------------------------
                                     F-18

3. Investment Transactions
Purchases and sales of investments (excluding short-term investments) during the fiscal year ended May 31, 2001, aggregated $112,983,250 and $56,062,165, respectively.

At May 31, 2001, the cost of investments owned for federal income tax purposes was $139,666,789.

At May 31, 2001, the Fund had an unused capital loss carryforward of $36,496 available for federal income tax purposes to be applied against future capital gains, if any. If not applied, the carryforward will expire in the year 2009.

4. Unrealized Appreciation (Depreciation)
At May 31, 2001, net unrealized depreciation of senior loans for federal income tax purposes aggregated $5,352,499 of which $534,224 related to appreciated senior loans and $5,886,723 related to depreciated senior loans.

5. Management Fee and Other Transactions with Affiliates
Under the Fund's investment management agreement with the Adviser, the Fund pays an annual management fee, payable monthly, of .7500 of 1%, reduced on managed assets of $1 billion or more, which is based upon the average daily managed assets of the Fund. "Managed assets" shall mean the average daily gross asset value of the Fund, minus the Fund's accrued liabilities (other than the principal amount of any borrowings incurred, and commercial paper or notes issued by the Fund).

The management fee compensates the Adviser for overall investment advisory and administrative services, and general office facilities. The Fund pays no compensation directly to those of its Trustees who are affiliated with the Adviser or to its officers, all of whom receive remuneration for their services to the Fund from the Adviser or its affiliates.

The Adviser may voluntarily reimburse or waive expenses from time to time, which may be terminated at any time at its discretion.

During the fiscal year ended May 31, 2001, Nuveen Investments (the "Distributor"), a wholly owned subsidiary of The John Nuveen Company, received service fees on Class A Shares, substantially all of which were paid to compensate authorized dealers for providing services to shareholders relating to their investments.

During the fiscal year ended May 31, 2001, the Distributor compensated authorized dealers directly with approximately $1,292,800 in commission advances a the time of purchase. To compensate for commissions advanced to authorized dealers, all service fees collected on Class B Shares during the first year following a purchase, all distribution fees collected on Class B Shares, and all service and distribution fees collected on Class C Shares during the first year following a purchase are retained by the Distributor. During the fiscal year ended May 31, 2001, the Distributor retained approximately $842,900 in such fees. The remaining fees charged to the Fund were paid to compensate authorized dealers for providing services to shareholders relating to their investments. The Distributor also collected and retained approximately $92,400 of EWC on share redemptions during the fiscal year ended May 31, 2001.

At May 31, 2001, the Adviser owned 2,500 shares of each Class of A, B, C and
R.

6. Composition of Net Assets
At May 31, 2001, the Fund had an unlimited number of $.01 par value shares authorized. Net assets consisted of:

--------------------------------
Capital paid-in     $140,025,380
Accumulated
 distributions
 in excess of
 net
 investment
 income                 (331,298)
Accumulated
 net realized
 gain (loss)
 from
 investment
 transactions           (726,820)
Net unrealized
 appreciation
 (depreciation)
 of
 investments          (4,662,177)
--------------------------------
Net assets          $134,305,085
--------------------------------

7. Commitments
Pursuant to the terms of certain of the Variable Rate Senior Loan agreements, the Fund had unfunded loan commitments of approximately $6.6 million as of May 31, 2001. The Fund generally will maintain with its custodian short-term investments and/or cash having an aggregate value at least equal to the amount of unfunded loan commitments.

8. Senior Loan Participation Commitments
The Fund invests primarily in assignments, participations, or acts as a party to the primary lending syndicate of a Variable Rate Senior Loan interest to corporations, partnerships, and other entities. If the Fund purchases a participation of a Senior Loan Interest, the Fund would typically enter into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Fund assumes the credit risk of the Borrower, selling participant or other persons interpositioned between the Fund and the Borrower. There were no such participation commitments as of May 31, 2001.

9. Borrowings
In accordance with its investment policies, the Fund may borrow money from banks for investment purposes in an amount up to approximately 10% of the Fund's net assets.

On October 4, 2000, the Fund entered into a $15 million revolving credit agreement with Deutsche Bank AG, which expires October 3, 2001. Interest is charged at a rate of the Fed Funds rate plus .50%, LIBOR plus .50% or the Prime Rate. An unused commitment fee of .125% is charged on the unused portion of the facility. During the fiscal year ended May 31, 2001, there were no borrowings under the revolving credit agreement and, therefore, there was no outstanding revolving credit balance at May 31, 2001.

-------------------------------------------------------------------------------

                 Financial Highlights

                 Selected data for a share outstanding throughout each period:

Class (Inception Date)
                                   Investment Operations              Less Distributions
                             -------------------------------    ------------------------------
                                                     Net                     From
                                               Realized/                   and in
                                              Unrealized                   Excess
                   Beginning          Net        Invest-                   of Net                              Ending
                         Net      Invest-           ment                  Invest-                                 Net
Year Ended             Asset         ment           Gain                     ment      Capita l                 Asset         Total
May 31,                Value       Income         (Loss)       Total       Income        Gain s    Total        Value     Return(a)
-----------------------------------------------------------------------------------------------------------------------------------
Class A (11/99)
 2001                 $10.00         $.84         $(.42)        $.42        $(.87)        $--      $(.87)      $ 9.55          4.23%
 2000(c)               10.00          .40            --          .40         (.40)         --       (.40)       10.00          4.03
Class B (11/99)
 2001                  10.00          .77          (.42)         .35         (.80)         --       (.80)        9.55          3.54
 2000(c)               10.00          .37          (.01)         .36         (.36)         --       (.36)       10.00          3.69
Class C (11/99)
 2001                  10.00          .76          (.42)         .34         (.79)         --       (.79)        9.55          3.42
 2000(c)               10.00          .36            --          .36         (.36)         --       (.36)       10.00          3.62
Class R (11/99)
 2001                  10.00          .88          (.46)         .42         (.89)         --       (.89)        9.53          4.27
 2000(c)               10.00          .39           .02          .41         (.41)         --       (.41)       10.00          4.15
-----------------------------------------------------------------------------------------------------------------------------------

Class (Inception Date)
                                         Ratios/Supplemental Data
                    -------------------------------------------------------------------------
                                       Before                    After
                                   Reimbursement/            Reimbursement/
                                       Waivers                  Waivers(b)
                                --------------------      ---------------------
                                                    Ratio                           Ratio
                                                       of                              of
                                                      Net                             Net
                                                  Invest-                         Invest-
                                   Ratio of          ment         Ratio of           ment
                                   Expenses        Income         Expenses         Income
                       Ending           to            to               to             to
                          Net      Average       Average          Average        Average         Portfolio
Year Ended             Assets          Net           Net              Net            Net          Turnover
May 31,                 (000)       Assets        Assets           Assets         Assets              Rate
-----------------------------------------------------------------------------------------------------------
Class A (11/99)
 2001                 $ 5,353        1.91%          7.99%           1.39%           8.51%               62%
 2000(c)                2,221        3.14*          5.66*            .95*           7.85*                6
Class B (11/99)
 2001                  30,964        2.49           7.32            2.02            7.80                62
 2000(c)               10,489        3.72*          5.16*           1.60*           7.28*                6
Class C (11/99)
 2001                  95,891        2.62           7.22            2.12            7.72                62
 2000(c)               39,341        3.90*          4.92*           1.70*           7.12*                6
Class R (11/99)
 2001                   2,098        1.95           8.16            1.25            8.87                62
 2000(c)               16,532        3.53*          4.85*            .70*           7.68*                6
-----------------------------------------------------------------------------------------------------------

*   Annualized.
(a) Total returns are calculated on net asset value and are not annualized.
(b) After expense reimbursement and waivers from the investment adviser, where applicable.
(c) For the period November 29, 1999 (commencement of operations) through May 31, 2000.

                See accompanying notes to financial statements.

-------------------------------------------------------------------------------
                                     F-20

Report of Independent Accountants

The Board of Trustees and Shareholders of
Nuveen Floating Rate Fund:

We have audited the accompanying statement of assets and liabilities of Nuveen Floating Rate Fund (the "Fund"), including the portfolio of investments, as of May 31, 2001, and the related statement of operations, and cash flows for the year then ended, and the changes in net assets, and financial highlights for the year then ended and for the period November 29, 1999 (commencement of investment operations) to May 31, 2000. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2001, by correspondence with the custodian and selling or agent banks. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Nuveen Floating Rate Fund as of May 31, 2001, the results of its operations, and cash flows for the year then ended and changes in net assets, and the financial highlights for the year then ended and for the period from November 29, 1999 (commencement of investment operations) to May 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
July 15, 2001
-------------------------------------------------------------------------------

                                     Notes

Fund Information

Board of Trustees
James E. Bacon
William E. Bennett
Jack B. Evans
William L. Kissick
Thomas E. Leafstrand
Timothy R. Schwertfeger
Sheila W. Wellington

Fund Manager
Nuveen Senior Loan Asset
Management Inc.
Oakbrook, IL

Legal Counsel
Chapman and Cutler
Chicago, IL

Independent Public Accountants
KPMG LLP
Chicago, IL

Transfer Agent and Shareholder Services
Chase Global Funds Services Company
Nuveen Investor Services
P.O. Box 660086
Dallas, Texas  75266-0086
(800) 257-8787

NASD Regulation, Inc. provides a Public Disclosure Program which supplies certain information regarding the disciplinary history of NASD members and their associated persons in response to either telephone inquiries at (800) 289-9999 or written inquiries at www.nasdr.com. NASD Regulation, Inc. also provides an investor brochure that includes information describing the Public Disclosure Program.

      Serving
Investors
      For Generations
--------------------------------------------------------------------------------

A 100-Year Tradition of Quality Investments

John Nuveen, Sr.
[PHOTO OF JOHN NUVEEN, SR. APPEARS HERE]

Since 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. In fact, more than 1.3 million investors have trusted Nuveen to help them build and sustain the wealth of a lifetime.

Whether your focus is long-term growth, dependable income or sustaining accumulated wealth, Nuveen offers a wide variety of investments and services to help meet your unique circumstances and financial planning needs. We can help you build a better, well-diversified portfolio.

Call Your Financial Advisor Today

To find out how Nuveen Mutual Funds might round out your investment portfolio, contact your financial advisor today. Or call Nuveen at (800) 257-8787 for more information. Ask your advisor or call for a prospectus, which details risks, fees and expenses. Please read the prospectus carefully before you invest.

[NUVEEN INVESTMENTS LOGO APPEARS HERE]

Nuveen Investments
333 West Wacker Drive
Chicago, Illinois 60606-1286
www.nuveen.com

                          PART C - OTHER INFORMATION

Item 24: Financial Statements and Exhibits

     1.   Financial Statements:

          Included in Part A:

               Financial Highlights

          Included In Part B:

               Report of Independent Accountants; Portfolio of Investments as of May 31, 2001; Statement of Net Assets as of May 31, 2001; Statement of Operations for the period May 31, 2000 to May 31, 2001; Statement of Changes in Net Assets for the period May 31, 2000 to May 31, 2001; Statement of Cash Flows for the period May 31, 2000 to May 31, 2001; Financial Highlights; Notes to Financial Statements (These financial statements are included in the Registrant's Annual Report dated
          May 31, 2001 and incorporated by reference to the Statement of Additional Information ("SAI") and delivered with the SAI.)


     2.   Exhibits:

a.1 Amended and Restated Declaration of Trust dated July 16, 1999. Filed as Exhibit a to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

a.2 Certificate of Amendment to Amended and Restated Declaration of Trust. Filed as Exhibit a.2 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

a.3 Establishment and Designation of Classes. Filed as Exhibit a.3 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


b. By-Laws of Registrant. Filed as Exhibit b to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

c.   None.

d. Form of Share Certificate. Filed as Exhibit d to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

e.   None.

f.   None.

g.1 Investment Management Agreement between Registrant and Nuveen Senior Loan Asset Management Inc. Filed as Exhibit g to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

g.2  Renewal of Investment Management Agreement, filed herewith.

h.1 Underwriting Agreement. Filed as Exhibit h to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


h.2  Renewal of Underwriting Agreement, filed herewith.

i.   None.

j. Custody Agreement between Registrant and Chase Bank of Texas, National Association. Filed as Exhibit j to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

k.1 Shareholder Transfer Agency Agreement between Registrant and Chase Global Funds Services Company. Filed as Exhibit k.1 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

k.2 Distribution and Service Plan. Filed as Exhibit k.2 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

k.3 Multiple Class Plan. Filed as Exhibit k.3 to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.


l.1 Opinion and consent of Bell, Boyd & Lloyd. Filed as Exhibit l.1 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

l.2 Opinion and consent of Bingham Dana LLP. Filed as Exhibit l.2 to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

1.3  Opinion and consent of Chapman and Cutler, filed herewith.

m.   None.

n.   Consent of KPMG LLP, filed herewith.


o.   None.

p. Subscription Agreement of Nuveen Senior Loan Asset Management Inc. dated October 18, 1999. Filed as Exhibit P to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

q.   None.

r. Codes of Ethics of the Registrant, Nuveen Senior Loan Asset Management Inc. (the investment adviser) and Nuveen Investments (the principal underwriter).




s.1 Power of Attorney of Timothy R. Schwertfeger. Filed as Exhibit s.1 to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

s.2 Powers of Attorney of Trustees. Filed as Exhibit s.2 to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2 (File No. 333-85439) and incorporated herein by reference.

s.3  Power of Attorney for William E. Bennett.

___________________

Item 25: Marketing Arrangements

See Underwriting Agreement filed as exhibit h to this registration statement.


Item 26: Other Expenses of Issuance and Distribution



Below are the expenses estimated to be paid by the Fund in connection with the issuance and distribution of the additional shares of the Fund registered through this registration statement. Actual expenses may vary and the Adviser may reimburse the Fund for some or all of these expenses.

Securities and Exchange Commission fees          $13,935
Printing and engraving expenses                    8,500
Legal Fees                                         5,000
Accounting expenses                                2,500
Blue Sky filing fees and expenses                 38,445
Transfer agent fees                                   --
Miscellaneous expenses                             6,620
                                                 -------
     Total                                        75,000
                                                 =======


Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities

     At September 4, 2001

              Title of Class                    Record Holders
              --------------                    --------------
     Class A                                         137
     Class B                                         928
     Class C                                       2,330
     Class R                                          64


Item 29: Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii) by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

     (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by Investment Trust Errors and Omission policies in the aggregate amount of $66,000,000 (with a maximum deductible of $500,000) against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she had reasonable cause to believe this conduct was unlawful).

     Section 8 of the Underwriting Agreement filed as Exhibit h to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.


Item 30: Business and Other Connections of Investment Adviser

     Nuveen Senior Loan Asset Management Inc. ("NSLAM") serves as investment adviser to Registrant. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser has engaged during the last two years for his account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Parts A and B of this Registration Statement. Such information for the remaining senior officers of NSLAM appears below:



                                        Other Business, Profession, Vocation or
Name and Position with NSLAM               Employment During Past Two Years
----------------------------               --------------------------------
John P. Amboian, President...........  President, formerly Executive Vice
                                       President of The John Nuveen Company;
                                       Nuveen Investments, Nuveen Advisory
                                       Corp., Nuveen Asset Management, Inc. and
                                       Nuveen Senior Loan Asset Management Inc.,
                                       Nuveen Institutional Advisory Corp. and
                                       Executive Vice President and Director of
                                       Rittenhouse Financial Services, Inc.

Margaret E. Wilson, Vice President
 and Controller......................  Vice President and Controller of The John
                                       Nuveen Company, Nuveen Investments and
                                       Nuveen Advisory Corp. and Senior Vice
                                       President and Controller of Nuveen
                                       Institutional Advisory Corp.


Item 31: Location of Accounts and Records

     Nuveen Senior Loan Asset Management Inc., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

     The Fund's custodian, Chase National Bank of Texas, National Association, 600 Travis Street, Houston, TX 77002, will maintain all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Senior Loan Asset Management Inc.

     Chase Global Funds Services Company, P.O. Box 660086, Dallas, Texas 75266-0086, maintains all the required records in its capacity as transfer and dividend paying agent for the Registrant.


Item 32: Management Services

     Not applicable.

Item 33: Undertakings

     1.  Not applicable.

     2.  Not applicable.

     3.  Not applicable.

     4.  The Registrant undertakes:

     (a) To file during any period in which offers or sales are being made, a post-effective amendment to the registration statement (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.  Not applicable.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 28th day of September, 2001.


                            NUVEEN FLOATING RATE FUND

                            /s/ Gifford R. Zimmerman
                            -----------------------------------------
                            Gifford R. Zimmerman, Vice President and
                            Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


        Signature                         Title                            Date
        ---------                         -----                            ----
                            Vice President and Controller            September 28, 2001
/s/ Stephen D. Foy          (Principal Financial and
--------------------------  Accounting Officer)
    Stephen D. Foy
                                                           )
                            Chairman of the Board and      )
                            Trustee (Principal Executive   )
Timothy R. Schwertfeger     Officer)                       )
                                                           )
William E. Bennett          Trustee                        )
                                                           )
James E. Bacon              Trustee                        )   By: /s/ Gifford R. Zimmerman
                                                           )       ------------------------
Jack B. Evans               Trustee                        )           Gifford R. Zimmerman
                                                           )           Attorney-In-Fact
William L. Kissick          Trustee                        )           September 28, 2001
                                                           )
Thomas E. Leafstrand        Trustee                        )
                                                           )
Shiela W. Wellington        Trustee                        )


     Original powers of attorney authorizing Alan G. Berkshire and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments to this Registration Statement, for each trustee of Registrant on whose behalf this Registration Statement is filed, have been executed and have been or are being filed. The powers of attorney that were previously filed are incorporated by reference to this Registration Statement.

                               INDEX TO EXHIBITS



g.2  Renewal of Investment Management Agreement.

h.2  Renewal of Underwriting Agreement.

h.3  Dealer Distribution and Shareholder Servicing Agreement.

l.3  Opinion and Consent of Chapman and Cutler.


n.   Consent of KPMG LLP.

r. Codes of Ethics of the Registrant, Nuveen Senior Loan Asset Management Inc. and Nuveen Investments.

s.3  Power of Attorney for William E. Bennett.

-------------------